Annual Report 2013

Annual Report 2013

About the Company

Orbotech Ltd. has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components. Today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information visit www.orbotech.com.

Financial Highlights
	2013	2012	2011
Statement of Operations (in thousands of dollars except per share data)
Revenues	439,995	400,731	565,313

Operating income (loss)	47,531	(40,816)	60,061

Net income (loss)	40,001	(45,579)	47,339

Earnings (loss) per share - fully diluted	0.92	(1.05)	1.16

Financial position at year end (in thousands of dollars)
Working capital	412,852	401,265	482,756

Equity	467,154	447,513	490,132

Employees
Number at year end	1,674	1,642	1,755

May 2014

To Our Shareholders and Friends

The Company’s financial results for 2013 reflected a marked upswing in demand for our FPD equipment as the industry began to emerge from the cyclical downturn which had beleaguered it over the last couple of years, as well as an improvement in PCB and ECM revenues - despite some remaining uncertainty and weakness in global economic conditions which continued to impact this area of the Company’s business. The shift from a substantial net loss in 2012 to net income in 2013 resulted in large part from the FPD industry improvement and the full year impact of operational efficiency measures previously adopted.

Revenues in 2013 totaled $440.0 million, compared with $387.0 million in 2012, an increase of approximately 13.7%, and the Company reported GAAP net income for the year of $40.0 million, or $0.92 per share (diluted), compared with a GAAP net loss of $45.6 million, or $1.05 per share reported in 2012.

Revenues from the sale and service of PCB-related equipment in 2013 were $295.3 million, compared with $275.5 million in 2012. This increase reflects, in part, the growth in revenues from our ECM business, from approximately $16.4 million in 2012 to approximately $31.7 million in 2013, as well as the higher revenues received from Orbotech’s manufacturing solutions, especially our laser direct imaging systems, stemming mainly from strong demand for these solutions for use in the manufacture of high density interconnect, as well as flexible PCBs for smart mobile devices.

Revenues from the sale and service of FPD-related equipment in 2013 were $131.6 million, compared with $97.2 million in 2012. This increase, which was weighted towards the latter part of the year, was primarily the result of manufacturing expansions in China to meet the growing demand for LCD televisions, tablets and mobile devices.

Revenues from the sale and service of the Company’s Recognition Software segment in 2013 were $13.2 million, compared with $14.3 million recorded in 2012.

Total service revenues from the Company’s above activities in 2013 were $146.0 million, compared with $148.1 million in 2012. This decrease of approximately $2.1 million was mainly a function of the lower FPD equipment sales in 2012, as a result of which there was very little increase in the Company’s installed base of equipment in that year. We anticipate that service revenues for 2014 should reach approximately $160 million.

Research and development costs net increased to $69.6 million in 2013 from $68.7 million in 2012, primarily reflecting increased employee-related costs and the effect of the strengthened New Israeli Sheqel against the Dollar. The Company continues to invest consistently in developing new and innovative technologies, and the fruits of these efforts will become evident in the new products we expect to introduce in 2014 for the PCB and FPD industries. With these new products we will provide better support to our customers and will strengthen our competitive position in both the short and the long term.

During 2013, we generated approximately $46.0 million cash from operating activities and paid out in full the balance of our 2008 loan from Discount Bank. In connection with the Company’s capital allocation, we repurchased about 2.2 million shares at a cost of approximately $25.8 million under the share repurchase program announced in November 2012. As a result, we concluded the year with approximately $218.2 million in cash, cash equivalents, short-term bank deposits and marketable securities. In the first quarter of 2014, we also announced - and commenced implementation of - a new share repurchase program in the amount of $30 million.

During 2013, we announced the creation of two new corporate units: “Strategy and Business Development” and “Global Product Organization”. The Strategy and Business Development unit is focused upon capitalizing on growth opportunities in existing industries and in industries adjacent to those in which the Company is already an established leader. Through this, and its additional mission of developing prospects for organic and inorganic expansion, the Strategy and Business Development unit will enable Orbotech to leverage its core technological competencies and its global infrastructure to expand into new growth areas. The Global Product Organization unit encompasses Orbotech’s research and development activities and focuses on developing and implementing the Company’s short and long term research and development strategy and on better positioning Orbotech to pursue new business opportunities. This organizational change is intended ultimately to benefit customers by improving the time to market for new and innovative products that will enable them to meet increasingly difficult challenges in the manufacture of sophisticated electronic components and devices.

Looking forward, we anticipate further moderate improvement in the level of FPD investment in China during 2014, driven by the continued increased demand in small to midsize electronic devices as well as the initial replacement of LCD televisions. To date, we have already booked significant orders for the supply of our latest generation of equipment for capital investments in new facilities, with deliveries expected to commence towards the end of 2014. We continue at the same time to expand our portfolio of PCB and ECM products; and during the first quarter of 2014 we also recorded initial revenues from our plasma-enhanced chemical vapor deposition (PECVD) tool for the recovering solar energy industry, which we believe offers a significant opportunity for the Company. In addition, we believe the Company is very strongly placed to benefit from its substantial service and support infrastructure.

In November 2013, the Company was greatly saddened by the death, while still a member of the Board of Directors, of Mr. Gideon Lahav, who had been associated with the Company as a director and Audit Committee member, and as a member of various other Board committees, since 1998. The extraordinary quality of Gideon’s contribution to all of the Board and committee deliberations, his total grasp of all (especially finance-related) matters that came before the Board and his incisive and enquiring mind, as well as his uncompromising integrity, his worldliness, personal warmth and modesty, all combined to make him an exceptional member of the Board, with whom it was both a pleasure and a privilege to serve and have been associated.

We remain grateful and appreciative, as always, to our loyal shareholders and customers, as well as to our suppliers, colleagues and friends, for the important part that each of them plays in realizing the vision of Orbotech. It is true that the unremitting pace of modern technological change provides the fertile underpinning for our business and for Orbotech’s pivotal role in the worldwide electronics industry; however, it is no less true that the Company’s continuous responsibility to be more creative and more responsive to customers’ needs, in a fiercely competitive business environment, inevitably falls squarely upon the shoulders of our remarkable employees. To them we owe a debt of gratitude which is difficult, if not impossible, to express adequately.

Mr. Yochai Richter Active Chairman of the Board

Mr. Asher Levy Chief Executive Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 000-12790

ORBOTECH LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Michael Havin, Corporate Secretary

Tel: + 972-8-9423622

Fax: + 972-8-9438769

E-mail: michael.havin@orbotech.com

Postal address: P.O. Box 215, Yavne 8110101, Israel

(Name, Telephone, E-mail and/or Facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”):

Title of each class	Name of each exchange on which registered
ORDINARY SHARES, NIS 0.14 NOMINAL (PAR) VALUE	THE NASDAQ GLOBAL SELECT MARKET

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2013, the Registrant had outstanding 41,764,240 Ordinary Shares1, NIS 0.14 Nominal (par) Value each.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933 (the “Securities Act”).    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘accelerated filer and large accelerated filer’ in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                     Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statements item the Registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

[1]	Does not include a total of 4,408,503 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Registrant or available for grant pursuant to such plans, of which: 3,488,041 were subject to outstanding stock options (2,263,396 of which had vested); 479,576 were subject to outstanding and unvested restricted share units; and 440,886 remained available for future equity awards pursuant to such plans, all as of December 31, 2013, comprised of:

(a)	3,595,159 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), of which:
(i)	3,421,951 were subject to outstanding options (2,197,306 of which had vested); and
(ii)	173,208 remained available for future equity awards pursuant to the 2000 Plan;

(b)	747,254 Ordinary Shares issuable pursuant to equity awards under the 2010 Equity-Based Incentive Plan (the “2010 Plan”), of which:
(i)	479,576 were subject to outstanding and unvested restricted share units; and
(ii)	267,678 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	66,090 Ordinary Shares issuable pursuant to options granted by Photon Dynamics, Inc. (“PDI”), prior to its acquisition by the Registrant, under PDI’s equity remuneration plans and which were assumed in connection with that acquisition (all of which had vested).

The above number of Ordinary Shares outstanding also does not include a total of 4,439,687 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by the Registrant, of which: (a) 1,993,918 were owned by Orbotech Ltd. as dormant shares under Israeli law and, for so long as they are owned by Orbotech Ltd., confer no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Registrant nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Registrant; and (b) 2,445,769 were owned by one or more subsidiaries of Orbotech Ltd. and, for so long as they are owned by a subsidiary of Orbotech Ltd., confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Registrant.

Introduction

This Annual Report on Form 20-F (this “Annual Report”) relates to the Ordinary Shares New Israeli Sheqels (“NIS”) 0.14 nominal (par) value each (“Ordinary Shares”) of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”). In this Annual Report, references to: (i) Orbotech Ltd. are intended to be to Orbotech Ltd. and not to any of its subsidiaries or to the Frontline (as defined below) joint venture; and (ii) the Company, the Registrant or Orbotech are, unless the context otherwise requires, intended to be to Orbotech Ltd. and its consolidated entities.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for the supply chain of the electronics industry. The Company’s products include automated optical inspection (“AOI”), automated optical repair (“AOR”), imaging and production systems used in the manufacture of printed circuit boards (“PCB“s) and other electronic components and AOI, test, repair and process monitoring systems used in the manufacture of flat panel displays (“FPD“s). The Company also markets computer-aided manufacturing (“CAM”) and engineering solutions for PCB production. In addition, through Orbograph Ltd. (“Orbograph”), the Company develops and markets character recognition solutions to banks, financial and other payment processing institutions; and, through Orbotech LT Solar, LLC (“OLTS”), is engaged in the research, development and marketing of products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels. The Company continues to develop technologies for use in other applications both within and outside the electronics industry. The Company derives a significant portion of its revenues from the service and support of its substantial installed base of products.

This Annual Report includes industry data obtained from periodic industry publications and internal Company information, and also includes certain statements as to competitive position that are based primarily on the Company’s knowledge of the industry and industry data. Industry publications and surveys generally state that the information they contain has been obtained from sources believed to be reliable; however, the Company has not independently verified any such information. Unless otherwise noted, statements as to the Company’s relative competitive position are approximated based on revenues and management estimates using the above-mentioned third-party data and internal analyses and estimates.

Commencing in the first quarter of 2013, the Company began to account for its interest in Frontline P.C.B. Solutions Limited Partnership (“Frontline”) using the equity method. For further information, see Item 5 - Operating and Financial Review and Prospects - Basis of Presentation. Non-financial information presented herein, such as number of employees, patents and properties utilized by the Company in its operations does not include information as to Frontline and the Company’s discontinued operations as described herein.

Cautionary Statement Regarding Forward-Looking Information

This Annual Report contains certain forward-looking statements and information with respect to, among other things, the business, the industries in which the Company operates, the financial condition, results of operations, plans, objectives and competitive position of the Company, which statements can often be identified by the use of forward-looking terminology such as ‘believes’, ‘expects’, ‘may’, ‘will’, ‘should’ or ‘anticipates’, the negatives thereof or other variations thereon or comparable terminology, or as part of discussions of strategy and trends. Such statements include, but are not limited to, certain statements appearing in Item 3 - Key Information - Risk Factors; Item 4 - Information on the Company; and Item 5 - Operating and Financial Review and Prospects regarding trends in the electronics, recognition software, solar energy and other industries relevant to the Company, revenues, net income, industry size, competitive position, market demands, volumes, prices, margins, research and development, capital expenditures, patents, the effect of technological developments, strategy and management objectives, opinions and outlook for 2014 and beyond. Such statements are derived from beliefs and assumptions of the Company’s management based, in part, upon information available to the Company as of the date of this Annual Report. They reflect the views of the Company as of the date of this

Annual Report with respect to market conditions and future events and are inherently subject to various risks, uncertainties and other factors that may affect the ability of the Company to implement its business strategy and/or may cause actual results to differ materially from those contemplated by the statements expressed herein. These risks, uncertainties and factors include, but are not limited to, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices; the timing, terms and success of any strategic transaction, the final outcome and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean Matter (as defined below) brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean Matter and the other matters discussed under Item 3 - Key Information - Risk Factors.

Many of the above factors are beyond the control of the Company and almost all of them are difficult or impossible to predict with accuracy. Therefore, the Company cautions each reader of this Annual Report to consider carefully these, as well as any other specific factors discussed with each forward-looking statement in this Annual Report and as may be disclosed in the Company’s future filings with the United States Securities and Exchange Commission (the “SEC”). For more information regarding the above factors and other risks, see Item 3-Key Information-Risk Factors.

To the extent that this Annual Report contains forward-looking statements (as distinct from historical information), the Company desires to take advantage of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and is therefore including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Furthermore, the Company does not assume any obligation to update any forward looking statements contained herein as a result of future events or otherwise, except as required by law.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

1.A Directors and Senior Management

Not applicable in Annual Report on Form 20-F.

1.B Advisers

Not applicable in Annual Report on Form 20-F.

1.C Auditors

Not applicable in Annual Report on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable

2.A Offer Statistics

Not applicable in Annual Report on Form 20-F.

2.B Method and Expected Timetable

Not applicable in Annual Report on Form 20-F.

Item 3.	Key Information

3.A Selected Financial Data

The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2013, 2012 and 2011, and the consolidated balance sheet data as of December 31, 2013 and 2012, have been derived from the audited Financial Statements listed in Item 18 (the “Financial Statements”), which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States. The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2010 and 2009, and the consolidated balance sheet data as of December 31, 2011, 2010 and 2009, have been derived from audited consolidated financial statements not included herein that have been adjusted for discontinued operations and for the accounting of the Company’s interest in Frontline using the equity method and have also been prepared in accordance with U.S. GAAP. For further information on the manner in which the Company now accounts for its interest in Frontline, see Item 5-Operating and Financial Review and Prospects-Basis of Presentation. The selected consolidated financial data set forth in this Item 3.A should be read in conjunction with Item 3-Key Information-Risk Factors, Item 5-Operating and Financial Review and Prospects and the Financial Statements.

Statement of Operations Data:

(in thousands except per share data and footnotes)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Revenues	$439,995	$387,008	$551,465	$516,112	$350,445
Cost of revenues:
Cost of products sold and services rendered	248,455	233,447	327,715	311,458	218,905
Write-down of inventories (1)	—	14,255	6,743	—	—

Total cost of revenues	248,455	247,702	334,458	311,458	218,905

Gross profit	191,540	139,306	217,007	204,654	131,540
Research and development costs:
Expenses incurred	72,736	70,524	83,338	78,569	64,227
Less - government participations (2)	3,163	1,821	1,985	2,864	2,212

Net research and development costs	69,573	68,703	81,353	75,705	62,015
Selling, general and administrative expenses	75,948	73,051	70,489	64,262	61,949
Equity in earnings of Frontline	(5,553)	(6,764)	(7,236)	(7,159)	(3,855)
Amortization of intangible assets (3)	4,041	9,907	12,304	14,176	19,848
Restructuring charges (4)	—	5,063	—	—	—
Impairment of intangible assets (5)	—	30,142	—	—	—
Impairment (adjustment of impairment) of goodwill (6)	—	—	—	—	(3,300)

Operating income (loss)	47,531	(40,796)	60,097	57,670	(5,117)
Financial expenses - net (7)	(1,191)	(5,120)	(6,587)	(7,267)	(11,097)

Income (loss) from continuing operations before taxes on income	46,340	(45,916)	53,510	50,403	(16,214)
Income tax expense (benefit)	6,927	456	7,677	7,397	(372)

Income (loss) from continuing operations of the Company	39,413	(46,372)	45,833	43,006	(15,842)
Share in losses of an associated company	(252)	(165)	(179)	—	—

Net income (loss) from continuing operations	39,161	(46,537)	45,654	43,006	(15,842)
Income (loss) from discontinued operations, net of tax (8)	—	—	1,363	(8,717)	(3,914)

Net income (loss)	39,161	(46,537)	47,017	34,289	(19,756)

Loss (net income) attributable to non-controlling interests	840	958	322	(144)	(168)

Net income (loss) attributable to Orbotech Ltd.	$40,001	$(45,579)	$47,339	$34,145	$(19,924)

Amounts attributable to Orbotech Ltd.:
Income (loss) from continuing operations	40,001	(45,579)	45,976	42,862	(16,010)
Income (loss) from discontinued operations, net of tax	—	—	1,363	(8,717)	(3,914)

Net Income (loss) attributable to Orbotech	$40,001	$(45,579)	$47,339	$34,145	$(19,924)

Earnings (loss) per share
Income (loss) from continuing operations:
basic	$0.94	$(1.05)	$1.15	$1.23	$(0.46)
diluted (9)	$0.92	$(1.05)	$1.13	$1.20	$(0.46)
Net income (loss):
basic	$0.94	$(1.05)	$1.19	$0.98	$(0.58)
diluted (9)	$0.92	$(1.05)	$1.16	$0.95	$(0.58)
Weighted average number of shares used in computation of earnings (loss) per share (10):
Basic	42,571	43,501	39,909	34,911	34,501

diluted (10)	43,253	43,501	40,816	35,778	34,501

Balance Sheet Data:

(in thousands)

	At December 31,
	2013	2012	2011	2010	2009
Working capital (11)	$412,852	$395,391	$478,085	$351,909	$321,433
Long-term bank loan (12)	—	—	64,000	96,000	128,000
Total assets	636,582	654,006	748,420	629,025	605,796
Capital stock	283,283	276,958	273,058	176,698	171,494
Equity (13)	467,154	447,513	490,132	349,555	312,513

(1)	The write-downs of inventories of $14,255,000 in 2012 and $6,743,000 in 2011 primarily relate to excess inventories of components and non-cancelable commitments for certain of the Company’s FPD products and, to a small extent, for certain of the Company’s older PCB products.
(2)	The Company receives certain government funding for the development of approved projects and is not required to pay royalties on sales of products developed on the basis of such funding.
(3)	The amortization of intangible assets is primarily attributable to the acquisition by Orbotech, on October 2, 2008, of PDI pursuant to the Agreement and Plan of Merger and Reorganization dated June 26, 2008 (the “PDI Acquisition”). Based on factors as of the date of this Annual Report, estimated amortization expense associated with intangible assets for 2014 is $4,041,000. See Note 5b to the Financial Statements.
(4)	The restructuring charge of $5,063,000 in 2012 relates to reductions in the Company’s workforce and rationalizations of certain of its research and development, manufacturing and operating activities, in order to realign the Company’s infrastructure.
(5)	The impairment of intangible assets of $30,142,000 in 2012 is associated with the Company’s FPD business. See Notes 1l and 5b to the Financial Statements.
(6)	The adjustment of impairment of goodwill in 2009 represents $3,300,000 of additional consideration from the sale of Salvador Imaging, Inc. which was owned by PDI at the time of the PDI Acquisition.
(7)	Includes interest expense associated with $160,000,000 borrowed from Israel Discount Bank Ltd. (the “Discount Bank Loan” and “Discount Bank”, respectively) in 2008 to complete the PDI Acquisition, offset by interest income from cash, short term bank deposits and marketable securities. On December 23, 2013 the Company completed repayment of the entire amount outstanding under the Discount Bank Loan.
(8)	Income from discontinued operations, net of tax, of $1,363,000 in 2011, and losses from discontinued operations, net of tax, of $8,717,000 in 2010 and $3,914,000 in 2009, are attributable to the operations of Orbotech Medical Solutions Ltd. (“OMS”) and Orbotech Medical Denmark A/S (“OMD”).
(9)	Excludes equity awards outstanding at December 31, 2012 and 2009, as their inclusion would be anti-dilutive.
(10)	The actual number of Ordinary Shares outstanding at December 31, 2011 was 43,312,049.
(11)	Working capital is defined as current assets less current liabilities.
(12)	Net of current maturities.
(13)	Comprising Orbotech Ltd. shareholders’ equity and non-controlling interests.

As of December 31, 2013, the Company had no outstanding indebtedness. The Company has not paid any cash dividends in the last five years. On November 5, 2012, the Company announced a program for the repurchase of Ordinary Shares. This repurchase program terminated on December 31, 2013. See Item 16E-Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

3.B Capitalization and Indebtedness

Not applicable in Annual Report on Form 20-F.

3.C Reasons for the Offer and Use of Proceeds

Not applicable in Annual Report on Form 20-F.

3.D Risk Factors

Our business faces significant risks. You should, in addition to the Cautionary Statement Regarding Forward-Looking Information noted above, give careful consideration to the information set forth below and elsewhere in this Annual Report concerning risks and uncertainties in connection with any investment in our Ordinary Shares. Additional risks not currently known to us or that we currently believe are immaterial may also impair our business, results of operations, financial condition and liquidity.

(a) We have incurred net losses in the past and we may not be profitable in the future.

Although we recorded net income of $40.0 million, $47.3 million and $34.1 million for the years ended December 31, 2013, 2011 and 2010, respectively, we recorded net losses of $45.6 million and $19.9 million for the years ended December 31, 2012 and 2009, respectively. Our ability to sustain profitability in the future depends in part on the global economy, the rate of growth of, and changes in technology trends in, the PCB, FPD and other industries in which we currently or may in the future operate, our ability to develop and manufacture new products and technologies in a timely manner, the competitive position of our products, the continued acceptance of our products by our customers and in the industries that we serve and our ability to manage expenses. We have from time to time in the past undertaken cost cutting initiatives in response to economic conditions, including reducing our worldwide workforce. In the future, we may again have to undertake cost reduction initiatives, which could lead to a deterioration of our competitive position, and any difficulty in reducing our cost structure could negatively impact our results of operations and cash flow in the future. We cannot assure you that we will continue to remain profitable or that we will not report losses in future periods.

(b) We are dependent upon the worldwide electronics industry and unfavorable economic conditions and low capital expenditures may negatively impact our operating results.

Our revenue is dependent upon the strength of the worldwide electronics industry. In particular, we depend upon the need by manufacturers of PCBs and FPDs to make continuing capital investments in systems and products, such as those marketed and sold by us, for use in their manufacturing processes. These spending levels are impacted by the actual and expected worldwide level of demand for consumer end-products that utilize PCBs, FPDs and other electronic components in their production processes, including, among others, smartphones, tablets, computers, televisions, automobiles and portable electronic devices and for products used in medical, industrial, telecommunications and military applications. Demand for consumer end-products is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down and/or periods of economic uncertainty as consumers reduce discretionary spending on electronics. Although we have in the past implemented cost reduction and business realignment measures in response to prevailing economic conditions which had led to decreased demand, we are limited in our ability to reduce expenses due to the ongoing need to invest in research and development and to maintain our worldwide customer service and support operations. In circumstances of significantly reduced overall demand for electronic devices using PCBs and FPDs, or delays in capital investment due to uncertain economic and/or industry conditions, or if orders received differ from our expectations with respect to the product, volume, price or other items, our fixed cost structure could have a material adverse effect on our business and results of operations.

Demand for our products is also created, in part, by technological developments that affect product functionality or give rise to new or enhanced products, such as smartphones, tablets, liquid crystal display (“LCD”) televisions and other sophisticated devices. These developments generate an ongoing need on the part of electronics component manufacturers for the type of improved yield-enhancing and production solutions we provide. If changes in these technologies do not continue to occur, or if other technologies were to emerge that lessened or obviated the need for the use of PCBs and FPDs in electronic devices, the overall demand for our products could be reduced.

(c) Capital investments by PCB and FPD manufacturers are highly cyclical and may remain at low levels or continue to decline in the future. If we fail to respond to industry cycles, our business could be seriously harmed.

Our business relies considerably upon continuing capital investments by manufacturers of PCBs and FPDs. The capital equipment procurement practices of both PCB and FPD manufacturers have been, and continue to be, highly cyclical in nature, and have experienced both periodic and sustained downturns. For example, in the past, contractions in the credit markets have caused severe financial system disruptions that have contributed to a significant downturn in the electronics industry, which, in turn, impacted our revenues and profitability. Our business may be negatively affected if the availability of capital resources for investment is reduced, particularly in the computer, mobile connected devices, television or telecommunications industries. For example, our business in 2012 was negatively affected by reductions in the capital expenditure programs of certain PCB and FPD manufacturers and will likely continue to be negatively affected whenever there are low levels of investment and/or if declines occur.

We cannot predict future levels of demand for electronic products and devices with accuracy. For example, the increase in demand for smartphones, tablets, e-readers and other mobile connected devices during recent years may not continue at its current level, may not increase as anticipated and may decline. If this happens, our PCB business may be adversely impacted. In addition, the need for higher definition, more power efficient, low cost FPDs may not increase as anticipated or even continue at current levels, and, as has occurred in the past, may decline, which would negatively affect our FPD business. The FPD industry experienced an extended cyclical downturn, which commenced in the second half of 2011 and continued throughout 2012. When cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected. Given our limited ability to reduce our significant expenditures for research and development and worldwide customer support operations, our cost reduction measures may not be implemented in a sufficiently timely manner in response to industry cycles. Our inability to respond to industry cycles could have a material adverse effect on our business and results of operations.

(d) Although our Korean subsidiary and certain of its employees were acquitted by the Korean court of first instance, our Korean subsidiary and six of its employees are still subject to ongoing criminal prosecution in Korea and we and certain of our employees remain under investigation in Korea. This matter has adversely impacted our FPD business in Korea and harmed our reputation and may continue to do so.

In June 2012, charges were filed in the Seoul Central District Court of the Republic of Korea against the Korean subsidiary of Orbotech Ltd. and six employees thereof. These charges, as amended in September 2013, related to the alleged acquisition and misuse of confidential customer information in violation of the Korean Act on Prevention of Divulgence and Protection of Industrial Technology, the Korean Unfair Competition Prevention and Trade Secret Protection Act and the Criminal Code of Korea (the “Korean Matter”). In December 2013, Orbotech Ltd.’s Korean subsidiary and five of its Korean employees were acquitted by the above court on all charges, and one Korean employee was found guilty of certain legal violations and received a criminal fine of approximately $10,000. Following such acquittal, the prosecutor filed a notice of appeal with respect to all aspects of the decision issued by the court. The prosecutor is appealing the court’s decision with respect to all the defendants on the grounds that the court’s decision contains errors of fact, errors of law and an unjust sentence. The employee of Orbotech Ltd.’s Korean subsidiary who was found guilty of certain legal violations and who received a criminal fine has also filed a notice of appeal of the court’s decision issued in respect of him.

Our involvement in the Korean Matter has been and is expected to continue to be expensive, time-consuming, disruptive to our operations in Korea and elsewhere and distracting to management and technical personnel. The fiscal effect of the Korean Matter on us in 2013 has not been material. Taking into account insurance participation, we recorded income of $1.6 million in 2013, compared with expenses of $4.0 million in 2012, and anticipate that we will continue to incur associated expenses throughout the appeal and investigation. The Korean Matter is expected to extend through at least the second half of 2014, but the timing and results are subject to uncertainty. The investigation by the prosecutor into the actions of Orbotech and our employees outside of Korea is ongoing and the timing or outcome of such investigation cannot be predicted. Adverse outcomes in this litigation or investigation may result in monetary penalties against our Korean subsidiary of up to 1.50 billion Korean Won (approximately $1.38 million at the exchange rate in effect on January 31, 2014 of Korean Won 1080.63 = $1.00), and in fines against its employees, which may also be paid by us under certain circumstances. We have not recorded a provision related to the Korean Matter and ongoing investigation as of the date of this Annual Report because we cannot reasonably estimate the amount of the financial impact of an adverse outcome in these matters. In addition, because the Korean Matter and investigation are ongoing, we and our employees could be subject to new criminal charges and additional monetary fines, and be subject to the imposition of changes in the way we conduct our business in Korea or elsewhere, which may make it more expensive for us to make, sell and service our products. This litigation has negatively impacted FPD sales in Korea in 2013, particularly to certain of the large manufacturers located in that country, and is expected to continue to do so in 2014. The Korean Matter and investigation have harmed our reputation and, although we have taken steps to review and implement improvements to our approach to safeguarding customer information, we may not be able fully to repair the damage with our existing and new customers.

In the litigation, two of our customers are co-operating with and providing evidence for the prosecution. In the future, we and our Korean subsidiary could also become subject to civil actions brought by third parties, including these or other customers. Any civil litigation would increase the risks described above and may result in monetary judgments, settlements, requirements for us to change our business model or other loss of business. Any new litigation could also harm our reputation.

For more information about the Korean Matter, see Item 8 - Financial Information - Legal Proceedings.

(e) A substantial portion of our revenue is derived from sales to companies located in the Far East and Japan, and a growing portion of our operations are conducted outside Israel, each of which exposes us to political, economic and other uncertainties.

We anticipate that, as in the past, sales of products and services outside Israel will continue to account for virtually all of our revenues. In 2013, approximately 89% of our revenues from equipment sales were derived from sales in the Far East and Japan, including approximately 44% from sales in China, 18% from sales in Korea, 16% from sales in Taiwan and 6% from sales in Japan. The risks and complexities inherent in doing business in international markets include those associated with the possibility of a concentration of sales within a particular country or region; the imposition of governmental controls, regulations and local standards, including the need to comply with stringent and evolving technology and environmental protection laws and regulations, a wide variety of foreign and domestic import/export laws, customs and excises and foreign labor laws; the imposition of new and additional commercial terms by foreign customers, which can have the effect of increasing our exposure to operational and foreign currency risks; political, economic and legal instability, including an increased amount of foreign government involvement in, and oversight of, our operations; trade restrictions; exposure to multiple complex systems of taxation and international double taxation treaties; regulatory reform and changes in reimbursement rates, tariffs and taxes and their applications; difficulty in protecting intellectual property; longer payment cycles usually characteristic of international sales; and the general difficulties associated with administering business overseas, as well as overall economic conditions. Our business success depends in part on our ability to anticipate and manage these and other regulatory, economic, social and political risks inherent in international business effectively. Failure to anticipate and manage these risks effectively may have a material adverse effect on our business, financial condition and results of operations.

The risks and complexities outlined above may also prove to be particularly acute in China, where we have deployed substantial resources in order to expand our PCB and FPD capabilities, including by establishing relationships with Chinese manufacturers. The economy of China differs from the economies of most developed countries in many respects, including the amount of governmental involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The Chinese government also exercises significant control over the country’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Such government initiatives may inhibit our efforts to expand our business in China, or otherwise adversely affect our financial results and results of operations.

(f) Our results of operations depend on our ability to manage our supply chain effectively. We depend on a limited number of key suppliers to provide us with sufficient parts to meet our production requirements in a timely and cost-effective manner. In addition, certain of our facilities may be subject to disruption.

Certain of the various key components and subassemblies included in some of our systems are purchased from a single or limited group of suppliers. Should any of these suppliers be unable to meet our requirements in a timely manner, or should we otherwise experience an interruption in supply from any of these sources, the possible resulting late deliveries of our products and services may have an adverse effect on our results of operations. While we seek to anticipate future increases in demand for our products, and communicate potential increases in a timely manner to suppliers, we may be unable to do so with accuracy. If our suppliers are unable to deliver key components or subassemblies to meet our production needs, whether as a result of an unanticipated increase in demand for our products or otherwise, our production process may be delayed causing us to be unable to meet all of our customers’ desired delivery dates. Although we generally maintain an inventory of critical components used in the manufacture and assembly of our systems, such supplies may not be sufficient to avoid potential delays that could have an adverse effect on our business. In addition, were a major disruption (such as might be caused by factors including work stoppages, acts of war, terrorism, fire, earthquake, energy shortages, flooding or other natural disasters) to occur at our offices or manufacturing facilities, or those of our key suppliers, we could not guarantee that alternate production capacity would be obtainable on favorable terms or at all. Such disruptions could result in delays in shipments of products to our customers, cancellation of orders or loss of customers and could also adversely affect our business by causing substantial delays in our research and engineering efforts for the development of new products.

A sudden increase (or decrease) in demand for our products, as well as a lengthening (or shortening) of customer lead times, may also affect our manufacturing cycle and impose logistical constraints on our supply chain. In periods of greater demand for our PCB and FPD product lines, we would be required to increase our production and delivery rate significantly. There can be no guarantee that we will, in the future, have the capacity necessary to ramp up production in order to meet increased orders without any delay. In addition, our manufacturing cycle involves significant fixed costs, including those with respect to labor. While we seek to maintain a variable cost structure across our supply chain infrastructure, cyclical fluctuations in demand for our products may result in periodic inefficiencies in our cost structure. Certain of our costs that are variable, such as procurement, may not decline proportionally with any increased purchasing of supplies by us, or may be increased beyond our expectations to meet customer timelines. While we have undertaken and expect to continue to implement initiatives to realign our infrastructure with revenue levels and business conditions, including initiatives to consolidate production facilities, expenses relating to the production, shipping and delivery of our products, which may involve facilities on more than one continent, remain a significant component of our overall cost of goods sold. Should we experience late deliveries of our products and services or be unsuccessful in implementing our infrastructure realignment or otherwise mitigating expenses associated with our global supply chain, our results of operations and reputation may be adversely affected.

(g) Our future revenues are dependent in part upon existing customers continuing to use our products and renewing their maintenance agreements with us.

We depend on our existing customers for additional future revenues from ongoing service and support related to our products. Our PCB maintenance agreements are generally renewable after twelve months at the option of the customer and do not contain mandatory renewal obligations. Service and support for our FPD products is provided under utilization-based service arrangements, generally without contractual maintenance agreements. In periods of reduced capital expenditures, our service revenues represent a larger percentage of our revenues. A change in business conditions could alter current customer purchasing plans and, as a result, our maintenance agreements may not be renewed or our customers may elect not to purchase time and materials based service and support for our FPD products, and we may therefore not generate significant revenues and cash flow from product maintenance in future periods.

(h) Our operating results fluctuate from period to period, and period-to-period comparisons may not be meaningful and may not be representative of our future performance.

The timing of revenue recognition for our products, principally our FPD systems, may have a substantial effect on our periodic revenues and financial results. Normally, revenue from the sale of products is recognized upon delivery, subject to the existence of a signed contract, purchase order or letter of agreement and a fixed or determinable sale price, with reasonable assurance of collectability. Our revenues, expenses and operating results have fluctuated in the past, and are likely to fluctuate significantly in the future due to a number of factors, many of which are beyond our control. We are not always able to control the timing of delivery because of customer requirements, possible production delays and other factors. Orders for our systems may also be subject to cancellation by customers. In addition, in limited circumstances, principally in the case of newly developed products, recognition of income may be deferred. Our ability to foresee possible future changes in the total volume of PCB orders in particular may be limited because we cannot rely on unfilled orders as a dependable and consistent indicator of future revenue in this area of our business. Our operating results may fluctuate significantly in the future, and such fluctuations could be further exacerbated due to the timing of special charges and expenses. In 2012, for example, we recorded charges that include impairments with respect to intangible assets in our FPD business in the amount of $30.1 million, write-downs of inventories and provision for open commitments related primarily to our FPD business in the amount of $14.3 million, restructuring charges in the amount of $5.1 million and net costs associated with the Korean Matter in the amount of $4.0 million. Accordingly, it may be difficult for investors to make period-to-period comparisons using our reported GAAP financial information.

(i) Our business with respect to the FPD industry is dependent on sales to a small number of large customers and a loss of any of our large customers could have a material adverse effect on our financial condition, results of operations and cash flows.

The FPD industry is highly concentrated with a small number of manufacturers producing the majority of the world’s displays. We market and sell our AOI, test and repair systems for FPDs to virtually all of the world’s display manufacturers, with significant concentration in sales to a limited number of them. For the year ended December 31, 2013, approximately 60% of our total FPD revenues were derived from our three largest FPD customers. We cannot assure you that any of our FPD customers, including customers that have in the past accounted for a substantial portion of our revenues, will continue to contribute significantly to our total FPD revenues in future periods. The loss of any major customer or a significant reduction in purchases from us by such a customer could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, the concentration of our FPD customer base means that if one or more of our major customers were to develop its own competing technology or to experience economic difficulties, changes in purchasing policies, difficulties in fulfilling their obligations to us, bankruptcy or lack of success, our revenues, profitability and financial condition could be materially and adversely affected. See also Risk Factor (d) with respect to the Korean Matter.

(j) We face intense competition in our business, which may result in decreased demand for our products and services and/or in pricing pressures.

We are subject to competition from companies that either currently manufacture or are developing PCB and FPD products directly in competition with our systems and products, including from some of our customers and their affiliates. Because some of our competitors are associated with certain of our customers, they have access to our products and technology which may make it easier for them to compete with us. For economic, internal administrative, regulatory or other business reasons, our customers may purchase PCB and FPD products manufactured locally or in-house or by their affiliates, rather than by us, even if such products may be inferior in quality and/or higher in price (on an arms-length basis) than our products. Orbograph faces competition from a number of companies which develop and market character recognition solutions. In recent years we have experienced competition-induced pricing pressure from our customers that adversely affected our operating results, and competitive pressures in the future could lead to further price erosion that could have a material and adverse effect on our operating results.

(k) We may not be able to develop new products or respond to technological changes in a timely manner, which could reduce our ability to compete effectively.

Our products are used to manufacture goods in consumer end markets that are characterized by rapidly changing technologies and frequent new product introductions. We believe that our future success will depend, in part, on our ability to develop new products and introduce them in a timely manner. We expect our competitors in all product lines to continue to improve the design and performance of their products and to introduce new products with more competitive prices and performance features. In addition, these or other companies may in the future offer a range of PCB or FPD yield-enhancing and production products or character recognition solutions that is broader and more comprehensive than ours. Although we attempt to maintain and strengthen our competitive position through our policy of substantial investment in research, development, marketing, operations and customer support, we may not be able to continue to make such investments, particularly in challenging global economic conditions. In addition, certain of our competitors are, or may be affiliated with, companies that are larger than Orbotech in terms of their operations and/or balance sheet, enabling them to invest a greater amount of resources, on both a relative and absolute basis, in research and development. In the future, we may not be able to achieve, in a timely manner, the technological advances necessary to develop new products and product enhancements to meet the rapid change in manufacturing technologies required for PCBs and FPDs. Any such failure could lead to deterioration in our competitive position.

(l) Strategic initiatives, including acquisitions and other types of strategic initiatives have been and are expected to continue to be an important element of our strategy, but we may not find suitable opportunities and we may not be able successfully to manage such initiatives in the future.

As part of our corporate strategy, we regularly evaluate strategic initiatives, including acquisitions. We seek to expand our technological base and diversify into new growth areas through acquisitions, joint ventures and investments. In addition, we evaluate other types of strategic initiatives to enhance value. Risks associated with these activities include: accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; financing costs; the potential loss of key personnel of an acquired business; the ability to achieve projected economic and operating synergies and any cost savings; difficulties in successfully integrating, operating, maintaining and managing newly acquired operations; accounting issues relating to the previous conduct of an acquired business; difficulties in maintaining uniform standards, controls, procedures and policies; unanticipated changes in business and economic conditions affecting an acquired business; the possibility of impairment and restructuring charges if an acquired business performs below expectations; and the diversion of management attention from our existing business. In addition, such transactions will often result in the acquisition of intangible assets required to be amortized in our consolidated statements of operations over certain time periods and the recording of goodwill which may be subject to possible future impairment charges. Such amounts have been, and may continue to be, substantial and have a material effect on our operating results. We may finance these strategic initiatives with debt and/or equity and such amounts may be significant. Furthermore, we may be restricted from entering into certain acquisitions, joint ventures, investments and other types of strategic initiatives due to limitations placed upon us under the Negative Pledges (as defined below), for as long as these are in effect. For more information about the Negative Pledges, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources. Although we selectively pursue strategic opportunities, some or all of these transactions may not be announced in the foreseeable future, or at all, and they may not be consummated even following announcement. The costs incurred in evaluating and consummating strategic transactions could result in incurring expenses and losses even if any announced transaction may ultimately be beneficial.

(m) We may not receive significant revenues from our current research and development efforts for several years.

Developing innovative product solutions is expensive, and our investment in product development may entail a long payback cycle, particularly as we focus increasingly on long-term projects. In 2013 and 2012, net research and development expenses were $69.6 million, or approximately 15.8% of our total revenues and $68.7 million, or approximately 17.7% of our total revenues, respectively. Our future plans include significant investments in product research and development and related opportunities, efforts which we believe are critical to maintain our competitive position. However, we may not receive significant revenues from these investments for several years, if at all.

(n) Deterioration of political, economic and security conditions in Israel may adversely affect our profitability; and our operations may be negatively affected by the obligations of our personnel to perform military service.

We are incorporated under the laws of the State of Israel and our headquarters, as well as substantial research and development and production facilities, are located in Israel. As such, we are directly influenced by political, economic and military conditions affecting Israel. Thus, any major hostilities involving Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly and continues to be marked by ongoing violence, also varying in its degree of severity. During the winter of 2008-2009 and the autumn of 2012, Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, including in Yavne, where our headquarters and principal research and development and production facilities are located, and negatively affected business conditions in Israel. In addition, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

Many of our male employees in Israel are obligated to perform annual reserve duty in the Israel Defense Forces. In addition, virtually all such employees are subject to being called to active military duty in emergency circumstances. In response to increased hostilities, there have been periods of significant recruitment of military reservists, and it is possible that there will be additional recruitments in the future. No assessment can be made of the full impact of such requirements on us in the future, particularly if emergency circumstances occur, or the effect on us of any expansion of these obligations. Our operations could be disrupted and harmed by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. To date, these matters have not had any material effect on our business and results of operations, but there can be no assurance that they will not do so in the future.

(o) We have experienced, and may continue to experience, losses on inventories.

Frequent new product introductions in the electronics industry can result in the obsolescence of existing manufacturing processes, which may in turn make our offerings of PCB and FPD yield-enhancement and production solutions outdated or obsolete. This can result in a decrease in the stated value of our inventory since inventory is valued at the lower of cost or market value. The life cycles of our PCB and FPD yield-enhancement and production solutions are affected by the life cycles of the consumer electronic products that are manufactured utilizing our product offerings. The life cycles of these consumer end-products vary based upon a number of factors, but in some cases can be relatively short. While we monitor our production and inventory levels closely, inventory may nonetheless become obsolete as a result of changes in consumer demand and the corresponding effects on the production processes employed by PCB and FPD manufacturers. During past periods of economic slowdown or rapid technological improvement this has resulted, and may result in the future, in charges for inventory write-downs. For example, in 2012 and 2011, in connection with the extended cyclical downturn in the FPD industry, we recorded write-downs of inventories of $14.3 million and $6.7 million, respectively, relating primarily to excess inventories of components and non-cancelable commitments for certain of our FPD products and, to a small extent, for certain of our older PCB products. Our operating results have been, and in the future may be, adversely affected by material levels of obsolete or excess inventories.

(p) We obtain substantial benefits by operating in Israel, but these benefits may not continue or in the future may be limited or restricted.

We benefit from certain Israeli Government programs and tax legislation, particularly regarding our production facilities in Israel. Pursuant to these programs and legislation, a significant portion of our income is taxed at reduced rates. To be eligible for these benefits, we must continue to meet certain conditions. Should we fail to meet such conditions in the future, these benefits could be cancelled, resulting in higher effective tax rates, and we may be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli Consumer Price Index (the “Israeli CPI”), or be subject to other monetary penalty. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, which could also have the effect of increasing our effective tax rate. In addition, we benefit from a Government of Israel program under which we receive grants from the Office of the Chief Scientist at the Ministry of the Economy of the State of Israel (the “OCS”) for the development of generic technologies without incurring any royalty obligations. These programs and tax legislation may be terminated in the future or the available benefits may be reduced or impacted, including, among other possible circumstances, should we transfer certain research and development and/or manufacturing activities outside the State of Israel. The termination or curtailment of these programs or the loss or reduction of such benefits could have a material adverse effect on our business, financial condition and results of operations.

Israeli Government consent is required to manufacture products developed with OCS participation outside of Israel and to transfer to third parties know-how developed through projects in which the Israeli Government participates. Although such restrictions do not apply to the export from Israel of our products developed with such know-how, they may increase the cost of, or prevent us from engaging in, transactions with our affiliates or customers outside Israel, involving product or other asset transfers, which might otherwise be beneficial to us.

(q) Our future success depends in part on our ability to attract and retain highly qualified staff.

Our success depends, in significant part, upon our continuing ability to attract and retain highly qualified managerial, scientific, technical, sales and marketing personnel. Our personnel are instrumental to our ability to develop increasingly advanced product solutions, market those products and provide ongoing support and service to our customers worldwide. The competition for qualified personnel, particularly among computer software programmers and hardware engineers, has always been, and remains, a challenge. In addition, part of the way in which we remunerate our senior managerial, scientific, technical, sales and marketing staff is through the grant of equity awards. The issuance of these awards will dilute the ownership of existing shareholders and may cause the price of our Ordinary Shares to decline. As we issue equity awards, we use availability under our existing equity remuneration plans and, when availability is low, we will need to seek shareholder approval to increase availability thereunder. We cannot assure you that we will receive shareholder approval to increase the availability of shares under our existing or new equity remuneration plans, and our ability to grant equity awards in the future may therefore be limited. Furthermore, demographic trends, a lack of appropriately qualified and skilled employees, financial market conditions and future business decisions of both us and our competitors may all operate in a manner detrimental to our ability to attract and retain key personnel. If we are unable to attract and retain highly qualified employees to meet our needs in the future, our business and results of operations could be adversely affected.

(r) Our future success depends in part on our ability to maintain the proprietary nature of our technology.

Our future success and competitive position are dependent, in significant part, on our proprietary technology. We protect our intellectual property through patent, trade secret, trademark and copyright law, as well as technical safeguards and non-disclosure agreements with our employees, subcontractors and potential business associates. However, we may not be able successfully to protect our technology or deter infringement of our intellectual property rights or unauthorized copying by third parties or prevent breach of our non-disclosure agreements, particularly in circumstances where we may expand or transfer our research and development or manufacturing activities to additional jurisdictions, especially in the Far East. In addition, our patents and other intellectual property may not prevent competitors from developing independently products and services similar to or duplicative of ours, nor can there be any assurance that the resources invested by us to protect our intellectual property will be sufficient or that our intellectual property portfolio will deter adequately misappropriation or improper use of our technology. Patents that we own or license will eventually expire, could be invalidated or challenged or could be insufficient to protect our intellectual property rights in certain countries. Our pending or future patent applications may not be issued with the scope of claims sought by us, if at all. Patent coverage may not be extended to all countries sought, and effective copyright, trade secret and other intellectual property protection may be unavailable or limited in certain countries. The degree of future protection for our proprietary technology is uncertain because legal means afford only limited protection and may not adequately protect our rights or keep our competitive advantage. For example, other companies may develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents or other proprietary rights held by us. Other companies may gain unauthorized access to our technology in situations where we test our products at customer sites with co-operation from our customers. An inability to protect our intellectual property could have a material adverse effect on our business and operating results. See also Risk Factor (s) below.

(s) If we or our customers are prosecuted or sued for infringing intellectual property rights or misusing intellectual property of third parties, litigation could be costly and time consuming and an unfavorable outcome may adversely affect our business, operating results, financial condition and reputation.

As is characteristic of the industries in which we operate, there can be no assurance that our products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by us (or by our customers who use our products) with respect to patents or other proprietary rights or that we would prevail in any such proceedings. We have received in the past, and may receive in the future, communications asserting that the technology used in some of our products requires third-party licenses. We and our customers may also be the target of aggressive and opportunistic enforcement of patents by third parties, including non-practicing entities, particularly in China. Our customers may also be sued by third parties for using our products if those third parties believe that our products infringe on intellectual property rights. In some cases, we may be required or may choose to indemnify our customers for the cost of any such claim, and have chosen to do so with respect to some such cases in the past. For example, in China, one of our competitors copied certain of our technologies and PCB AOI systems and proceeded to register utility model patents in China on certain components thereof. This competitor subsequently filed a lawsuit against one of our Chinese customers claiming that some of our PCB AOI systems being used by the customer infringe one of these utility model patents and prevailed in the first instance. This matter is now under appeal. We have agreed to cover the customer’s attorneys’ fees in these proceedings. While we believe that this matter, even if finally adjudicated against the customer, will not have a material adverse effect on the Company, there can be no assurance that other litigation will not be initiated in the future with respect to this or other utility model patents in China or that such cases, if resolved against us or our customers, will not have a material adverse effect on the Company. For more information, see Item 8 - Financial Information - Legal Proceedings.

These types of claims could harm our customer relationships. Any infringement, legal proceedings or claims, whether or not meritorious, could result in costly litigation or arbitration, divert the attention of technical and management personnel, give rise to indemnification claims, harm our customer relationships and inhibit our ability to sell our products and provide our services. Any adverse outcome in litigation alleging infringement or misuse could require us to develop non-infringing or other technology or enter into royalty or licensing agreements. If, in such situations, we are unable to obtain licenses on acceptable terms or develop new technology, we may be prevented from manufacturing or selling products that infringe such intellectual property of a third party. If we are not able to resolve or settle legal proceedings or claims favorably, or in the event of any adverse findings against us or any of our current or former employees, our business, results of operations and financial condition could be materially and adversely affected and we may suffer harm to our reputation.

(t) We are exposed to foreign currency exchange rate fluctuations which may adversely affect our business and results of operations.

In 2013, 2012 and 2011, approximately 31%, 36% and 27%, respectively, of our revenues, and approximately 45%, 43% and 46%, respectively, of our expenses, were denominated in currencies other than the United States dollar (the “Dollar” or “$”). Because our financial results are reported in Dollars, fluctuations in exchange rates between the Dollar and non-Dollar currencies may have an adverse effect on our results of operations. We are primarily exposed to the NIS, the Japanese Yen, the Korean Won, the Euro, the Taiwanese dollar and the Chinese Renminbi. See Item 11 - Quantitative and Qualitative Disclosures About Market Risk - for more information. An increase in the value of a particular currency relative to the Dollar will increase the Dollar reporting value for transactions in such currency, and a decrease in the value of a particular currency relative to the Dollar will decrease the Dollar reporting value for such transactions. This effect on the Dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on our non-Dollar costs. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. Failure to protect adequately against currency rate fluctuations could have a material adverse effect on our financial condition and results of operations.

(u) Our cash may be subject to a risk of loss and we may be exposed to fluctuations in the market values of our portfolio investments and in interest rates.

Our assets include a significant component of cash and a relatively small component of marketable securities; however, we may in the future increase our investment in marketable securities. We believe that our cash is held in institutions whose credit risk is minimal. Nevertheless, our cash and any marketable securities that we hold or may acquire in the future may be subject to risks, including the risk of loss or of reduced value or liquidity, particularly in light of the increased volatility and worldwide pressures in the financial and banking sectors. In the future, should we determine that there is a decline in value of any of our portfolio securities which is other-than-temporary in nature, this would result in a loss being recognized in our consolidated statements of operations.

(v) Changes in accounting standards or practices or in our effective tax rates can have a significant effect on our reported results.

We prepare our financial statements to conform to U.S. GAAP. From time to time, recognized authoritative bodies, including the Financial Accounting Standards Board of the United States and the SEC, issue new and/or revised accounting standards or guidance. Changes to existing standards or the questioning of current practices may adversely or significantly affect the way in which we record and report our operating results, cash flows and financial position.

In addition, our effective tax rate is influenced by a number of factors, including shifts in the mix of pre-tax profits and losses by tax jurisdiction, our ability to use tax credits, changes in tax laws or related interpretations in the jurisdictions in which we operate and tax assessments resulting from income tax audits. We are routinely subject to tax audits in various jurisdictions. Although we regularly assess the likely outcomes of such audits in order to determine the appropriateness of our tax provisions, there can be no assurance that we will predict the outcomes of these audits with accuracy, and the actual outcomes of these audits could have a material impact on our net income or financial condition.

There can be no assurance that a reduction in net income and earnings per share (or an increase in net loss or loss per share) arising from the adoption of certain financial accounting standards or from changes in our effective tax rates in the future will not adversely affect our results of operations, cash flows or financial position, the market price of the Ordinary Shares or the cost to us of raising capital.

(w) We have been and may in the future be subject to adverse claims from our employees, customers and their employees as a result of the complex mechanical nature of some of our products.

Some of our products are complex machines requiring appropriate procedures and care to be taken in their handling, installation and use. As a result, we have faced in the past, and may face in the future, exposure relating to incidents involving their improper handling, installation or use, including criminal investigations or civil actions which may entail criminal penalties and/or substantial damages awards against us. An unfavorable outcome in litigation with respect to any such matters may cause our profitability, business, financial condition and reputation to decline.

(x) Our contracted orders for sales of products are subject to delay, cancellation or non-acceptance by customers.

Orders for sales of our products consist, to a large degree, of product orders for which written authorizations have been accepted and assigned shipment dates are expected within the ensuing three to twelve months. We do not include maintenance revenues in our determination of orders for this purpose. However, our orders on any particular date are not necessarily indicative of actual sales for any succeeding period. Customers may delay delivery of products, cancel orders prior to shipment or refuse to provide acceptances due to unresolved research and development issues, particularly in relation to new products. Moreover, since expense levels are based in part on our expectations of future revenue, we may be unable to adjust costs in a timely manner in response to further revenue shortfalls. Furthermore, because certain parts used in some PCB and FPD manufacturing processes entail relatively long lead times, a customer cancellation may require us to record inventory write-downs. Historically, contracted orders have represented a substantial portion of revenue from the sale of FPD products in a twelve-month period; however, more recently, contracted FPD orders represent a significantly smaller portion of our FPD revenue in any period. This trend, together with shorter lead times for our FPD products has decreased visibility into our FPD business. Delays in delivery or acceptance of our products or a reduction of our orders as a result of cancellations or as a result of a further reduction in the level of orders during any particular period decreases the visibility into our business, exacerbates our manufacturing risks described above and could have a material adverse effect on our business, results of operations, financial position and cash flows.

(y) Cyber security and privacy considerations could impact our business.

Our products, services, and systems may affect critical third party operations or involve the storage, processing and transmission of proprietary information and sensitive or confidential data, including personal information of employees, customers and others. Breaches of security could expose us, our customers or others to risks of loss, including the misuse of information or systems, resulting in litigation and potential liability for us, as well as the loss of existing or potential customers and damage to our brand and reputation. In addition, the cost and operational consequences of implementing further data protection measures could be significant. Also, we could be negatively impacted by existing and proposed laws and regulations related to privacy and data protection.

(z) Compliance with conflict mineral disclosure requirements will create additional compliance cost and may create reputational challenges.

Recently, the SEC adopted new rules pursuant to Section 1502 of the Dodd-Frank Act setting forth new disclosure requirements concerning the use or potential use of certain minerals and their derivatives, including tantalum, tin, gold and tungsten, that are mined from the Democratic Republic of Congo and adjoining countries and deemed conflict minerals. These new requirements will necessitate due diligence efforts by the Company to assess whether such minerals are used in our products in order to make the relevant required disclosures beginning in May 2014. There will be costs associated with complying with these new disclosure requirements, including diligence to determine the sources of those minerals that may be used or necessary to the production of our products. We may face reputational challenges that could impact future sales if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products.

Item 4.	Information on the Company

4.A History and Development of the Company

(a) Corporate History

Orbotech Ltd. was incorporated in Israel, as a company limited by shares, on February 8, 1981 under the name ‘Optrotech Ltd.’ pursuant to the provisions of the then current Israeli Companies Ordinance. The legislative framework within which Orbotech Ltd. and its Israeli subsidiaries now operate is the Israeli Companies Law, 1999, as amended (the “Companies Law”), which originally became effective on February 1, 2000, and the Israeli Companies Ordinance (New Version) 1983, as amended (the “Companies Ordinance”). The Ordinary Shares are listed on the National Association of Securities Dealers Automated Quotations (“Nasdaq”) Global Select Market and are traded under the symbol ORBK.

Effective as of October 27, 1992, the Company acquired all the ordinary shares of Orbot Systems Ltd. (“Orbot”), a private Israeli company which was engaged primarily in the design, development, manufacture and marketing of AOI systems for use in the manufacture of PCBs, and subsequently merged with Orbot, with Orbotech Ltd. as the surviving entity (the “Merger”). In connection with the Merger, the Company changed its name to Orbotech Ltd. on October 27, 1992. The Merger was approved by the Tel Aviv-Jaffa District Court effective as of January 1, 1993.

(b) Major Business Developments

The Company’s business initially centered upon the design, development, manufacture, marketing and service of AOI systems and imaging solutions for use in the manufacture of PCBs, and since the Merger the Company has been a leader in providing such systems.

Since 1991, the Company has also been engaged, and subsequently became a leader, in the design, development, manufacture, marketing and service of AOI systems for use in the manufacture of FPDs.

Since 1995, the Company has, through Orbograph, developed and marketed character recognition solutions to banks, financial and other payment processing institutions, and has also developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing. Since 2011, the Company, through Orbograph, has also been engaged in the business of healthcare revenue cycle management. For further information on character recognition and healthcare revenue cycle management solutions, see Item 4 - Information on the Company - Business Overview - Our Applications and Products - Recognition Solutions.

In 1996, the Company commenced the development of laser-based direct imaging technologies. For further information on laser-based direct imaging, see Item 4 - Information on the Company - Business Overview - Our Applications and Products - Our PCB and other ECM Applications and Products.

In 1997, the Company commenced the design, development, manufacture and marketing of AOI systems for ‘assembled’ (as distinct from ‘bare’) PCBs, which are PCBs on which the electronic components needed to perform the specified tasks have been mounted. During 2008, the Company decided to phase out its assembled PCB business and, accordingly, commencing in the beginning of 2009, the Company ceased to develop and market assembled PCB equipment. During 2009, the Company consummated an agreement with Orpro Services s.r.l. (“Orpro”) of Italy for the sale of its assembled PCB business in Europe and the Americas and, in 2012, Orpro agreed to purchase all of the Company’s remaining assembled PCB inventory.

In 1998, Orbotech Ltd. entered into an agreement with Valor Computerized Systems Ltd. (which, following an acquisition, was renamed Mentor Graphics Development Services (Israel) Ltd.) (“Mentor”), an Israeli corporation, for the formation of Frontline, a joint venture with respect to CAM software for PCB fabrication applications. Frontline is owned equally by Orbotech Ltd. and Mentor and combines the former CAM operations of Orbotech Ltd. and Mentor. See Item 4 - Information on the Company - Business Overview - Our Applications and Products - Our PCB and other ECM Applications and Products. The Company’s interest in Frontline is presented in the Financial Statements using the equity method.

In 1999, the Company acquired all the outstanding shares of KLA Acrotec Co. Ltd., a Japanese company then engaged in the design, development, manufacture and marketing of FPD-AOI systems. For further information on FPDs, see Item 4 - Information on the Company - Business Overview - Our Applications and Products - Our FPD Applications and Products.

In 2005, OMS acquired all the assets of Imarad Imaging Systems Ltd., a then privately-held Israeli company that developed a technology to manufacture high performance, solid state cadmium zinc telluride (“CZT”) gamma radiation detectors and in 2007 the Company acquired 3 - D Danish Diagnostic Development A/S (which was subsequently re-named OMD), a then privately-held Danish company engaged in the development, manufacture and sale of gamma cameras for use in nuclear cardiac imaging. In February 2011, the Company sold the assets of OMS to a subsidiary of General Electric Company (“GE”); and in May 2011, the management of OMD acquired OMD from the Company. As a result, OMS and OMD were classified as discontinued operations and certain financial data provided in this Annual Report and the Financial Statements give effect to this. For further information, see Note 2b to the Financial Statements.

In 2007, the Company acquired New System s.r.l. (“New System”), a privately-held Italian company engaged in the design, development, manufacture and marketing of PCB inkjet legend digital printers. For further information on digital printers, see Item 4 - Information on the Company - Business Overview - Our Applications and Products - Our PCB and other ECM Applications and Products.

In 2008, the Company acquired PDI, a leading provider of test and repair systems for the FPD industry, and has since been a leader in the design, development, manufacture, marketing and service of test and repair systems for use in the manufacture of FPDs. For further information on test and repair systems for FPDs, see Item 4 - Information on the Company - Business Overview - Our Applications and Products - Our FPD Applications and Products.

As part of the PDI Acquisition, the Company acquired an interest in certain research and development activity in the crystalline silicon photovoltaic manufacturing processes for the solar energy industry. In 2009, OLTS was established as a limited liability company for the purpose of pursuing the Company’s interest in this project. OLTS is held jointly by the Company and the two developers of the technology. For further information on crystalline silicon photovoltaic manufacturing processes for the solar energy industry, see Item 4 - Information on the Company - Business Overview - Our Applications and Products - Solar Photovoltaic Manufacturing.

(c) Recent Major Capital Expenditures

Other than capital expenditures of the types and consistent with the amounts described below, there are no significant capital expenditures in progress by the Company.

During the period from January 1, 2013 to December 31, 2013, the Company’s non-acquisition related capital expenditures totaled approximately $13.0 million (compared to $9.5 million during 2012 and $7.5 million during 2011), of which approximately $5.6 million (compared to $4.6 million during 2012 and $3.9 million during 2011) was expended at or upon the Company’s facilities in Yavne, Israel, and approximately $7.4 million (compared to $4.9 million during 2012 and $3.6 million during 2011) was expended upon various facilities of the Company’s subsidiaries outside Israel. For information with respect to significant capital divestitures made or committed to by the Company since January 1, 2011, see Major Business Developments.

All of the above non-acquisition related capital expenditures were paid from internally generated funds. These amounts do not include non-acquisition related capital expenditures by entities acquired by the Company prior to their acquisition dates.

(d) Miscellaneous

The Company’s corporate headquarters, executive and registered offices and principal research and development, engineering and manufacturing facilities are located at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel. The Company’s postal address and its telephone and facsimile numbers at that facility are P. O. Box 215, Yavne 8110101, Israel, +972-8-9423533 and +972-8-9438769, respectively. The Company’s internet address is: www.orbotech.com (the “Corporate Website”), where its annual reports on Form 20-F, current reports on Form 6-K and certain other SEC filings made by, or which are relevant to, the Company may be accessed through the ‘SEC Filings’ hyperlink contained in the ‘Investors’ section. The Corporate Website is not incorporated by reference in this Annual Report and is included as an inactive textual reference only.

The Company’s agent for SEC matters in the United States is its wholly-owned subsidiary, Orbotech, Inc., the headquarters of which are located at 44 Manning Road, Billerica, Massachusetts 01821; attention: Margaret Duncan.

There have been no public takeover offers by third parties with respect to the Company or by the Company during the last or current fiscal year.

4.B Business Overview

(a) General

Company Overview

We are a leading global provider of yield-enhancing and production solutions for PCBs and LCDs and provide similar solutions to manufacturers of other electronic components, such as touch screens and interconnect (“IC”) substrates. We design, develop, manufacture and market inspection, test, repair and production solutions, with PCB and FPD manufacturers as our main customers. For over 30 years, we have built our global installed base of systems at customers that include leading PCB, as well as virtually all FPD, manufacturers, for whom our solutions are designed to optimize production yields, improve throughput and increase production process cost effectiveness.

We offer a technologically advanced end-to-end solutions portfolio to address yield management at various manufacturing stages for PCBs, FPDs and other electronic components. Our products include AOI, AOR, laser direct imaging (“LDI”), digital printing, laser drilling, laser plotters, CAM and engineering solutions for PCB and other electronics component manufacturing (“ECM”), as well as AOI, test, repair and process monitoring systems for FPD manufacturing. We also develop and market character recognition solutions and services, primarily to banks, financial and other payment processing institutions, for use in check and healthcare payment processing. Additionally, we are engaged in the research and development of products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels. Approximately 67%, 30% and 3%, respectively, of our 2013 revenues was derived from the sale of products and services in our PCB, FPD and character recognition businesses.

Consumer end markets have been experiencing a fundamental shift in technology complexity, driven primarily by the proliferation of high-end mobile devices such as smartphones and tablets, as well as by the demand for large-size, internet enabled, three-dimensional LCD televisions. This shift has emphasized the importance of production quality because production is more challenging and there are increased costs of lower yields compared to less technologically advanced devices.

We sell our solutions to PCB manufacturers globally, including first-tier electronics companies and, as of December 31, 2013, we had an installed base of over 11,900 PCB systems. Our FPD manufacturing customers include the major display manufacturers and, as of December 31, 2013, we had an installed base of over 1,750 FPD systems. Most of our PCB customers enter into service and maintenance agreements with us after the expiration of the warranty period with respect to our installed base of PCB products. In addition, we provide utilization-based service arrangements for our FPD customers. We believe our proximity to our customers, together with our large installed base of products and ongoing service arrangements, enable us to understand and address our customers’ rapidly changing technological and capacity needs. Approximately 33% of our 2013 revenues was derived from the service and support of our installed base of products.

We have long maintained our leadership position, with a specific focus on the high-end industry segments. For over 30 years, we believe we have consistently been the first to market in most key technological cycles in the industries served by our products by continually investing in research and development and by working with our customers to understand their current and anticipated technological requirements. As of December 31, 2013, our intellectual property portfolio consisted of approximately 506 patents and patent applications worldwide. Our yield-enhancing and production solutions are designed to increase our customers’ production yields and reduce their costs.

We have also established a strong global footprint, which enables us to be close to our key customers to provide them with ongoing services and support on a real-time basis. Through these services and our in-person contacts with our customers, we believe we are able to hone our understanding of our customers’ current and future production requirements. We are then able to design solutions optimized to their needs and that are becoming an increasingly important part of their product design and manufacturing processes.

Industry Trends

We believe that the current trends in mobile devices such as smartphones and tablets will drive the need for production, inspection, test and repair solutions that are able to address the cutting edge technology embedded in these types of electronic products. We believe that strong growth in key consumer end markets will drive the need for more advanced manufacturing combined with yield management capabilities to contain costs and that this need will lead manufacturers to make significant capital investments over time. We believe the potential key growth elements are:

•	increased demand for smartphones, tablets, e-readers and other mobile connected devices that require complex and high performance components; and

•	increased demand for high definition, more power efficient, low cost FPDs across a number of sectors, such as consumer electronics, communications, healthcare, government and industrial applications.

While manufacturers of PCBs, FPDs and other electronic components create different products for diverse end-markets, they share similar production challenges in an increasingly competitive environment. They continuously seek to increase yields and enhance the efficiency of their manufacturing processes, including by improving their manufacturing, inspection, testing and repair capabilities.

Printed Circuit Boards and Other Electronic Components Manufacturing

Due to the proliferation of smartphones, tablets and other mobile devices, our customers have faced increased demand for more complex, multilayer and high density PCBs. For such complex boards, production yield drops dramatically as the number of likely defects increases, due ultimately to the increased sophistication, miniaturization and quality of these consumer end products.

The success of smaller and more sophisticated electronic devices, such as smartphones and tablets has been a key driver of this growth for the past years, and is projected to drive growth in the future as well.

The Company has adapted its existing AOI, AOR, direct imaging, ultraviolet (“UV”) drilling, digital inkjet and CAM production technologies and solutions for use by manufacturers of other electronic components, including manufacturers of touch screen modules, integrated circuit assemblers and photo chemical millers.

Flat Panel Displays

The demand for high definition, ultra high definition and zero defect televisions requires FPD manufacturers to develop more complex panel designs and to implement tighter production process controls. The inspection of LCDs poses distinct technological challenges due to the transparent materials used for some conductors and insulators, their multilayered structure and high-density features and the fine nature of potential defects. LCD inspection, test and repair processes must also match the high production speeds of LCD facilities, a task made more challenging by the fact that LCD manufacturers have been utilizing high resolution for new complex displays.

A significant part of FPD manufacturing is expected to continue migrating to China, a move undertaken by PCB manufacturers over ten years ago, and both industries are increasing production capacity in that country. We have an established commitment to the region, with more than 16 years of operating history in China, where we maintain an extensive infrastructure comprised of a large installed base, a widespread customer support network and strong relationships with local manufacturers in the region.

Our broad range of advanced and integrated inspection, test and repair technologies, applications insights and manufacturing capabilities provides our customers with differentiated, and in some cases, what we believe are ‘must have’ solutions that serve their critical requirements. We estimate that in a typical FPD fabrication plant, costing between $2 and $4 billion and taking about a year to construct, approximately 2.5% of the construction costs are allocated to yield-enhancement products of the type we sell.

As of December 31, 2013, the Company had three reportable segments: Production Solutions for the Electronics Industry, which, in 2013, accounted for approximately 97% of the Company’s revenues; Recognition Software, which, in 2013, accounted for approximately 3% of the Company’s revenues; and Solar Energy, which did not generate revenues in 2013. Our Productions Solutions for the Electronics Industry segment includes our PCB and electronic components manufacturing and FPD manufacturing business because they share certain fundamental characteristics. See Note 13a to the Financial Statements for a description of each reportable segment and information as to segment revenues, operating income or loss, assets and related data.

(b) Strengths and Strategies

We believe our key competitive strengths include:

Leadership position. We have the largest installed base in our key PCB and FPD products and our installed base continues to grow. Our industry-leading position is further driven by rapid growth in the high-end elements of the electronics industry, where we continue to focus our efforts. Given the embedded nature of our solutions in the manufacturing of our customers’ products, we believe that our advanced technology, high performance, broad solutions portfolio and global footprint, as well as the lack of other available end-to-end solutions, provide(s) us with a strong competitive advantage. Our large installed base of products provides us with a stable source of revenue from services we provide to our customers. These services also allow us to enhance our customer relationships and provide us with an opportunity to understand our customers’ existing and anticipated technological and capacity needs on a real-time basis.

Technological innovation. For over 30 years, we believe we have consistently been first to market in most key technological cycles by continually investing in research and development. A large portion of our 2013 annual revenues from product sales was derived from products introduced in the previous two to three years, which we believe reflects the success of our ongoing efforts to innovate. Our technological creativity enables us to sustain our strong competitive position and remain at the forefront of each industry we serve.

Industry-leading solution portfolio. We believe that our broad solution portfolio is unmatched in terms of performance, technical capability, defect detection, accuracy, speed and quality assurance, allowing for increased production yields and significant cost-savings. We are the only provider of certain of the solutions that we offer and we believe that we have the broadest end-to-end yield management solutions portfolio for both PCB and FPD manufacturing.

Global presence with strong foothold in attractive markets. We have established a strong global footprint with a solid customer base, which includes most PCB and virtually all FPD manufacturers in the world. Our global organizational infrastructure includes local management, strong customer service support, sales, operations and engineering, particularly in China, and enables us to maintain ongoing contact with our key customers.

The key elements of our growth strategy are to:

Maintain our technological leadership. We will continue to invest to preserve our technological leadership, anticipate technological trends and provide innovative solutions through continued research and development through economic cycles. We believe our geographic proximity and our ongoing contact with our customers through our service organization enhances our ability to maintain our technological leadership because of our ability to understand customers’ technological needs on a real-time basis.

Enhance and extend our existing product offering. We will enhance our current product offerings and develop new generations of cutting-edge solutions in order to meet the existing and anticipated needs of our customers as their products and manufacturing processes become increasingly complex.

Expand Use of Our Core Technologies. We plan to utilize our core competencies in machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technologies, to reach additional customers in existing and new industries and expand into new applications. For example, the Company has adapted certain of its existing AOI, AOR, direct imaging and production technologies and solutions for use by manufacturers of other electronic components, such as touch screens manufacturers, integrated circuit assemblers and photo chemical millers.

Leverage our global footprint. We believe our extensive worldwide marketing and distribution organization and customer support network will allow us to capture an increasing share of attractive regional markets. As of December 31, 2013, we had 162 employees dedicated to our global sales and marketing efforts and 528 employees providing customer support and services.

Pursue strategic initiatives including complementary acquisitions. We regularly evaluate strategic initiatives to enhance value, including opportunities to expand our technological base and diversify into new growth areas through acquisitions, joint ventures and investments. We intend to continue to pursue these initiatives to enhance value and expand our product offerings to our existing PCB and FPD customers, enter new industries and broaden and develop our character recognition, artificial intelligence and related forms processing software platform.

(c) Our Technologies

We believe we have a unique combination of proprietary technologies, such as image acquisition, precision mechanics and motion control, high resolution printing, laser machining, algorithms and image processing and system integration capabilities by which we provide our customers with differentiated solutions serving their critical requirements. Our solutions are designed to enable our customers to realize increased yields and drive down production costs.

Our AOI systems use our proprietary machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technologies to detect automatically flaws and defects in products being manufactured by our PCB, other electronic components and FPD customers. Some of our AOI systems incorporate several parallel methods of inspection, utilizing pre-programmed algorithms and data stored in a computer-aided design/computer-aided manufacture (“CAD/CAM”) database to maximize the probability of defect detection and minimize the rate of false calls. The proprietary structure of the electronic logic unit enables parallel processing, a requirement for performing defect detection tasks in real time, which, in turn, is one of the key factors in attaining the high throughput achieved by our systems.

Our laser-based direct imaging technology enables the transfer of digital image data directly from the electronic media on to the photoresist which translates into fewer manufacturing steps, lower material costs and greater accuracy. Our laser-based direct imaging technology enables the manufacture of higher density, more sophisticated PCBs, with significantly higher yields and reduced manufacturing costs, through the elimination of artwork costs and the scrap created by traditional contact printing.

Our repair products employ advanced optics systems and image acquisition and processing techniques, combined with high-performance, high-power laser control, to achieve highly accurate, repeatable and reliable results for advanced PCB, other electronic components and FPD applications, which cannot be replicated in manual repair processes.

Our UV laser drilling systems are used to achieve the small holes or ‘vias’ required for the most advanced mobile phone boards and IC substrates at a quality superior to that achievable by traditional mechanical drills or CO2 lasers. A typical PCB or IC substrate panel can include hundreds of thousands of vias. Our UV laser drilling systems enable PCB and IC substrate manufacturers to drill several thousands of vias per second with very high levels of position accuracy and drilling quality, through a wide variety of laminate and metal layers, in turn, enabling them to keep pace with the most up-to-date technology trends in PCB and IC substrate manufacturing.

Our FPD test systems utilize advanced digital imaging technology which enables LCD manufacturers to conduct electrical testing of glass panels, based on examination and testing of their functionality, to identify and repair defects during the various stages of the cell and array manufacturing process thereby allowing manufacturers to reduce overall cost of materials and improve throughput significantly.

Our CAM and engineering solutions facilitate automation and integration of the design, tooling, production data and inspection needs associated with PCB production. These software solutions streamline the transfer of complex designs from the designer of the PCB to the production floor and enable system operators to perform a wide range of data-related operations.

Our recognition software solutions use proprietary image processing, character recognition, web-based work flow algorithms and other business rules to enable banks, financial and other payment processing institutions and healthcare providers to automate their check processing and healthcare revenue cycle operations, thereby reducing manual labor costs and increasing their overall cost effectiveness. We have also developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing. We believe we are a leading provider of automatic check reading software solutions.

Our products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels utilize technology designed to maximize light absorption in the silicon and perform material passivation, thereby generating higher solar energy to electricity conversion efficiencies and, in turn, reducing the cost per watt of electricity produced by photovoltaic systems.

(d) Our Industries

Electronics

•	Printed Circuit Boards and Other Electronic Components

Virtually all electronic equipment uses PCBs, which are the basic interconnect platforms for the electronic components that comprise all electronic equipment. PCBs contain the electronic circuitry required to interconnect the components which are subsequently mounted on them and which, when operating together, perform a specified function. An assembly of one or more mounted PCBs working together forms an essential part of most electronic products. These include computers, hand-held electronic devices such as cellular telephones, tablets and electronic book readers, consumer electronics, automotive equipment, telecommunications equipment, industrial and medical equipment and military and aerospace applications.

PCBs are manufactured through a series of complex steps. Generally, production starts with a sheet of epoxy-fiberglass (or other material with electric insulating qualities) laminated with a conducting material such as copper. The sheet is coated with a thin layer of light-sensitive material (‘photoresist’). A transparent film containing the desired circuitry pattern (‘production phototool’), normally produced by a photoplotter connected to a CAD/CAM data base, is then laid on the photoresist. The sheet is then exposed to light, which copies the conductor pattern from the production phototool into the photoresist. Alternatively, the conductor pattern may be transferred directly into the photoresist without the use of a production phototool using direct imaging technologies. Subsequent development of the photoresist and a chemical etching process removes excess conducting material and leaves the desired conducting metal pattern printed on the layer.

Although PCBs may be single-sided or double-sided, the largest segment of the PCB industry consists of multilayer boards. In multilayer board production several such layers with appropriate copper patterns (‘inner layers’) are stacked up in registration and laminated together. Thereafter, holes are drilled through the stack in a specific pattern, using a mechanical or laser driller, and plated with a conductive metal. Further steps of patterning the outermost layers, protecting the functional areas with a more inert conductor and the rest of the surface with insulating material (‘solder mask’) and marking the board with a screen printed or ink jetted legend result in the completed multilayer board. Still more advanced PCBs, known as ‘build-up’ boards, are produced using high density interconnect (“HDI”) technology. This involves adding thin additional electrical insulating layers to the top and bottom surface of the board, drilling miniature vias through each such layer using a laser drilling machine and then metalizing and patterning the surface as before. This process may be repeated several times resulting in multiple build up layers on each side of the PCB.

As PCBs are susceptible to various defects (electrical shorts, open circuits and insufficient or off-measure conductor widths), inspection is required throughout PCB production to identify such defects, which are then repaired, if possible. Early detection of these defects, particularly in the case of multilayered and ‘build-up’ boards where PCB layers are subsequently embedded inside the finished board, increases the possibility of successful repair and reduces the number of unusable boards, thereby reducing the overall cost to the manufacturer.

The Company’s ECM operations consist of the adaptation by the Company of its existing AOI, AOR, direct imaging, CAM and production technologies and solutions for use by manufacturers of other electronic components such as manufacturers of touch screen modules, integrated circuit assemblers, who provide a service of connecting a semiconductor die onto a substrate, wafer level packagers (which also form part of the integrated circuit assembly process), low temperature co-fired ceramic and photo chemical millers, who manufacture fine metal components used in various electronic products and components.

•	Flat Panel Displays

FPDs, which include LCDs, organic light-emitting diode (“OLED”) displays and other types of displays, are presently used for laptop and desktop computers, tablets, televisions, mobile phones, public displays, car navigation systems, digital and video cameras and a variety of other devices for technical, medical, military, aerospace and consumer electronics applications.

The most common FPD technology currently in use is the thin film transistor (“TFT”) LCD (which are also known as ‘active matrix’ LCDs), and we believe that this technology will maintain its position of major importance in the foreseeable future. TFT LCDs enable the production of high resolution, high performance displays. Recent trends suggest that promising developments in OLED technology may in the future lead to a replacement of TFT-LCDs by OLED displays, which are capable of producing faster response time and brighter colors in consumer devices such as televisions, smartphones, tablets and, potentially in the future, flexible devices, and offer potential savings in material costs to manufacturers and lower energy costs to consumers. However, any transition from LCDs to OLED displays would be expected to take place gradually, over a period of years as the manufacturing challenges of OLED technology are incrementally overcome. The Company currently maintains a significant presence in LCD manufacturing.

LCDs are susceptible to various defects, many of which result from the deposition, photolithography and etching processes used in production. Detection and repair of these defects during the production process allows manufacturers to improve monitoring of their production processes, avoid the expense of further costly materials and improve their yields substantially.

Check Recognition for Financial Institutions

Each year, many billions of checks and forms are processed in the United States alone. Traditionally, check reading has been accomplished by means of human operators who, functioning under strict transit deadlines, read and manually key the relevant data into automatic processing systems. When conducted in this fashion, the process is necessarily labor-intensive, time consuming and subject to operator fatigue and human error. Through Orbograph, the Company develops, and markets by way of system integrators and solution providers, automatic check reading solutions to banks and other financial institutions. Orbograph has also developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing.

Solar Energy

Solar photovoltaic systems are energy systems that produce electricity directly from sunlight. Photovoltaic systems produce clean, reliable energy without consuming fossil fuels and can be used in a wide variety of applications. Photovoltaic cells are made from semiconducting materials similar to those used in computer chips. When sunlight strikes these materials, the absorbed photons release electrons, forcing them to flow through the material and to exit in external circuitry to produce electricity (the so-called ‘Photovoltaic Effect’). Currently, most photovoltaic modules are used for grid-connected power generation and in the supply of electric power during daylight. However, in order to become a significant source of clean electricity in the future, the cost per watt produced of photovoltaic systems needs to be reduced.

(e) Our Applications and Products

We design, develop, manufacture and sell AOI, repair, imaging, laser drilling, and pre-production products for use in the manufacture of PCBs and other electronic components, AOI, test, repair and yield management systems for use in the manufacture of FPDs and automatic check reading and healthcare payments processing products enabled through recognition software; and are engaged in the research, development and marketing of products for the solar energy industry. We also market CAM and engineering solutions for PCB production. The following table provides an overview of our target industries and our key applications and products offerings:

Our Target Industries	Our Applications	Our Product Offerings
PCBs	AOI	Discovery II Fusion Ultra Fusion
	AOR	PerFix Orbotech AOR Ultra PerFix
Imaging
	• Plotting	LP 9
	• Direct Imaging	Paragon Paragon Ultra Paragon-Xpress
	• Digital Printing	Sprint
	Laser Drilling	Emerald
Pre-Production
	• CAM	InCAM Genesis 2000 GenFlex
	• Engineering	InPlan InStack InPlan-Flex InCoupon InSolver InSight PCB
Other Electronics Components	AOI	AOI 1500 AOI 120 Discovery
	AOR	Perfix Ultra Perfix AOR 120
	Direct Imaging	LDI 150 LDI 1100 Paragon Ultra Paragon
	Laser Drilling	Emerald
	CAM	TouchCAM InCAM
FPDs	AOI	EVision XVision SuperVision FPI-6000 Series
	Test	ArrayChecker
	Repair	ArraySaver
	Yield Management Systems	EYES-2020
Recognition Solutions	Check Processing	Accura XV Apex Automation Services Sereno
	Healthcare Revenue Cycle Management	P2Post E2Post
Solar Photovoltaic	Anti-Reflective Coating	Aurora PECVD

Our PCB and other ECM Applications and Products

Our PCB-AOI products are of particular value to manufacturers of fine-line, advanced PCBs (where defects are especially difficult to detect) and of multilayered PCBs (where the cost of undetected defects is very high) because they enable manufacturers to trace the source of defects in their manufacturing processes and increase their yield of usable finished products. Our PCB-AOR products are capable of repairing PCBs by removing excess copper from places that cannot be accessed by the use of a knife or other manual instrument, such as shorts on materials that are too thin to be treated by knife repair or in spaces between lines that are virtually invisible to the human eye. In addition, the capability of our digital production solutions, such as LDI, digital printing and UV laser drilling, to adapt production data and thereby compensate for random production process inaccuracies enables manufacturers to improve their yield in the production of these complex boards. Our pre-production software solutions improve the speed and accuracy of the PCB engineering process, optimize production processes, improve production data/tools and reduce the cost of manufacturing, all by utilizing state-of-the-art design to manufacturing software algorithms and electronic rules. Our products for other ECM essentially perform similar functions as our AOI, AOR, direct imaging and CAM products, but on different materials and for different applications.

In 2013, our PCB product lines, including those for other ECM, accounted for approximately $295.3 million of revenues (including approximately $105.8 million related to service and support of those products), representing approximately 67% of our revenues. This compared with approximately $275.5 million of revenues (including approximately $101.7 million related to service and support of those products), representing approximately 71% of our revenues, in 2012, and approximately $305.9 million of revenues (including approximately $88.9 million related to service and support of those products), representing approximately 56% of our revenues, in 2011.

(i) PCB-AOI

PCB-AOI systems are computerized, electro-optical systems for inspection and identification of defects in the artwork design master, production phototools and PCBs at various stages of production. Our PCB-AOI systems are designed for easy integration into the production processes of most PCB manufacturing facilities, as well as for flexibility, easy upgradeability, operational simplicity and ease of maintenance and do not generally require highly specialized skills or experience to operate. Our PCB-AOI offering includes the Fusion series and the Discovery II series of AOI systems. The Fusion can handle resolutions down to 5 microns (Ultra Fusion 600 model) at very high throughput, and provides enhanced detection on semi transparent and multi-colored substrates.

(ii) AOR Systems and Verification and Repair Stations

AOR systems are designed to address certain limitations inherent in the manual repair of PCBs, by enabling the automatic repair of defects known as ‘shorts’ and ‘excess copper,’ thereby minimizing the scrapping of unusable panels during the manufacturing process and enabling a significant reduction in manufacturers’ overall manufacturing costs. Our AOR products employ advanced image acquisition and image processing techniques, combined with high-performance laser control, to ablate the excess conductor material, thereby achieving highly accurate, repeatable and reliable results, particularly for advanced PCB applications, which cannot be replicated in manual repair processes. The PerFix series of AOR systems are the first to offer an automated repair solution for ‘shorts’ and ‘excess copper’ defects in PCBs.

Our offering of verification and repair stations is comprised of the VeriSmart, the VeriWide and VeriFine and the Ultra VeriFine-A. Each of these models provides the operator with a crisp and magnified color image of the possible defect essential for verification of high-density PCBs.

(iii) Imaging Solutions

Laser plotters provide PCB manufacturers with the capability to transform, within a few minutes, circuit designs on electronic media or design data retrieved from CAM databases into accurate, reliable ‘artwork’, or production phototools. Our latest generation of high performance, automated laser plotters is the LP-9 series.

Laser-based direct imaging eliminates the need for exposing photoresist through a production phototool by enabling the transfer of digital image data directly from the electronic media on to the photoresist. This translates into fewer manufacturing steps, lower material costs and greater accuracy and layer-to-layer registration. Laser-based direct imaging technology enables the manufacture of higher density, more complex PCBs, with significantly higher yields and reduced manufacturing costs, through the elimination of artwork costs and the scrap created by contact printing. Our advanced Paragon systems are industry-leading, high accuracy, power efficient, fast throughput LDI solutions.

Digital printing refers to a particular stage in the PCB manufacturing process during which characters and other non-functional patterns (‘legends’) are printed on the PCB under production. Using a digital, non-contact, inkjet-based printing technology, digital printers release droplets of ink from a small aperture directly to a specified position on a given media to create the required image. The Sprint series systems provide substantial cost savings for PCB manufacturers by reducing significantly the legend printing cycle time and enabling functionality that cannot be achieved through conventional legend printing processes, such as silk screen.

(iv) Laser drilling

UV laser drilling is used to generate the interconnection between different layers in interconnect substrates advanced packaging applications. UV laser drilling is capable of achieving the small vias required for leading edge mobile phone boards and the most advanced IC substrates at an accuracy superior to that achievable by traditional mechanical drills or CO2 lasers. The Emerald high performance UV laser drilling solution for IC substrates and advanced packaging applications activates multiple beams and scanners simultaneously to achieve very high drilling speed, accuracy and quality.

(v) Pre-Production

CAM and engineering solutions are designed for use in the PCB pre-production phase to facilitate automation and integration of the sales, tooling, production data and inspection needs associated with PCB production. The Frontline products we market include CAM and engineering software solutions, which streamline the transfer of complex designs from the designer of the PCB to the production floor and enable system operators to perform a wide range of data-related operations. Our CAM and engineering product lines include: InCAM, Genesis 2000, GenFlex, InPlan, InPlanFlex, InStack, InSolver, InSight PCB.

(vi) ECM-AOI Systems

The Orbotech AOI family is designed to inspect the silver lines and indium tin oxide on touch screen panels and other ECM applications. The Orbotech AOI is adapted to the specific needs of touch screen panel manufacturing.

(vii) ECM-AOR Systems

The Orbotech AOR family is designed to repair defects in the silver lines on touch screen panels. The Orbotech AOR is based on the PerFix PCB-AOR product family, adapted to the specific needs of touch screen panel manufacturing.

(viii) ECM-Imaging Solutions

In 2011, the Company launched two LDI solutions, the LDI 150 and the LDI 1100, which perform the imaging functions required in the lithographic processes of touch screen manufacturing. The LDI 150 and the LDI 1100 are based on the Paragon LDI product family, adapted to the specific needs of touch screen panel manufacturing.

(ix) ECM-CAM Solutions

In 2013, the Company introduced TouchCAM™, a dedicated software solution for touch panel manufacturers. This software is capable of reading, analyzing and optimizing design data to enable higher yield manufacturing and to compensate for distortions arising in the production process.

Our FPD Applications and Products

The FPD-AOI and test systems manufactured and marketed by the Company identify and classify defects that may impact the performance of the display panel; and the repair systems manufactured and marketed by the Company are designed to enable customers to repair defects, thereby further improving manufacturers’ yield of non-defective or higher grade (quality) displays.

In 2013, our FPD product lines accounted for approximately $131.6 million of revenues (including approximately $34.5 million related to service and support of such products), representing approximately 30% of our revenues. This compared with approximately $97.2 million of revenues (including approximately $40.2 million related to service and support of such products), representing approximately 25% of our revenues, in 2012, and approximately $232.9 million of revenues (including approximately $40.9 million related to service and support of those products), representing approximately 42% of our revenues, in 2011.

(i) FPD-AOI and Value Added Applications

We offer a variety of inline and offline FPD-AOI systems that includes the EVision Series, the XVision Series, the SuperVision Series and the FPI-6000 Series. The EVision series offers optimized glass handling, rapid image capture capabilities and compact footprint for seventh and eighth generation glass substrates. The SuperVision series of FPD-AOI systems supports fourth through eighth generation glass substrates. The latest models, the SuperVision670HR, the SuperVision870HR and the FPI-6098SHR, address the highly specialized inspection requirements of low temperature poly silicon (“LTPS”) and oxide-TFT backplanes (Indium Gallium Zinc Oxide) for high-resolution, three dimensional and OLED displays. The FPI-6000 series FPD-AOI systems complement and expand the range of our FPD-AOI systems by employing high resolution optics and specific algorithms to achieve inspection capabilities required for very intricate mobile devices, thus broadening the scope of inspection solutions that we are able to offer to manufacturers of LCDs intended for use in mobile devices.

In addition, we offer complementary features to our FPD-AOI systems that include: Peripheral Inspection, Advanced Video Classification (“AVC”), in-scan classification, Digital Macro (“DM”) inspection and Critical Dimension and Overlay Measurement (“CDO”). Peripheral Inspection provides full inspection coverage of the non-repetitive pattern of the peripheral area of the panel and features a simple setup. AVC employs high quality video images to enable the automatic classification of defects identified by our FPD-AOI systems during the scanning process. DM inspection and warning are optional add-on features which obviate the need for manufacturers to purchase a separate, stand-alone macro inspection system. CDO is an optional add-on feature which enables accurate measurement of critical elements on the glass panel, such as conductor widths and layer to layer registration.

(ii) FPD Test

The ArrayChecker test systems detect, locate, quantify and characterize electrical, contamination and other defects in active matrix LCD and OLED after array fabrication. These systems use proprietary non-contact voltage imaging technology to provide a high-resolution voltage map of the entire display and proprietary image analysis software which converts this voltage map into complete pixel defect data. The ArrayChecker test systems determine whether individual pixels or lines of pixels are functional and also identify more subtle defects such as variations in individual pixel voltage. These defect data files are then used for repair and statistical process control. Our latest model ArrayCheckers support the advanced small pixel panel designs used for high resolution smartphones and tablets, as well as a wide variety of OLED panels.

(iii) FPD Repair

The ArraySaver repair systems utilize multiple wavelength laser technology to repair ‘short’ defects in FPDs during and after array fabrication. These systems can use defect data files downloaded from any test and inspection systems to position the panel for repair automatically, thereby saving time which would otherwise be spent by operators in locating defects. The repair automation function has been further upgraded by the introduction of the Parallel Repair System (PRS) which simplifies operator interaction with the system and improves repair tool capacity.

(iv) Yield Management Systems

Our EYES-2020 offers an enhanced process monitoring system providing effective defect data analysis. It enables accurate process control, virtually in real time, and improves yields by automatically counting, accumulating and analyzing AOI-generated defect data.

We believe that the combination of our AOI, test, repair and yield management systems allows LCD manufacturers to achieve high quality, comprehensive and reliable process control.

Recognition Solutions

Orbograph’s recognition software drives its suite of check processing solutions, which operate by acquiring or ‘capturing’ the image of a check, identifying the amount as well as other important information which it contains, and converting that image data into a computer readable, digital number. Orbograph’s latest check recognition product is Accura XV which is designed to read the numerical characters and alphabetical letters handwritten or printed on checks with read and accuracy rates exceeding 90% and 99%, respectively. Other check processing products developed and marketed by Orbograph include: OrboCAR Apex, an innovative product based on Orbograph’s patented Key-Pay technology that provides a highly efficient solution to check data entry by using a combination of artificial intelligence and human intervention; Automation Services, a unique Software as a Service (SaaS) solution for check amount recognition offering banks guaranteed performance with no initial capital investment; and Sereno, a product that employs proprietary algorithms which utilize recognition and image quality results, as well as verification of the signatures and the check-stock (or check ‘template’) and transaction related data such as amount and serial number, against valid items from a bank’s profile database, to detect fraudulent checks.

In 2011, through an acquisition, Orbograph added a healthcare revenue cycle management business. Healthcare revenue cycle management solutions enable healthcare providers, financial institutions, service bureaus and medical billers to convert explanation of benefits forms or electronic data into a variety of post-ready files within the revenue cycle management process, thereby reducing manual labor costs and increasing their overall cost effectiveness.

In 2013, our recognition software product lines accounted for approximately $13.2 million of revenues (including approximately $5.7 million related to service and support of those products), representing approximately 3% of our revenues. This compared with approximately $14.3 million of revenues (including approximately $6.2 million related to service and support of those products), representing approximately 4% of our revenues, in 2012, and approximately $12.7 million of revenues (including approximately $5.8 million related to service and support of those products), representing approximately 2% of our revenues, in 2011.

Solar Photovoltaic Manufacturing

Through OLTS, we are engaged in the research and development of new products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels. Anti-reflective coating is a thin film of SiNx which is deposited by a process known as plasma-enhanced chemical vapor deposition (“PECVD”). This is an efficiency-enhancing technique intended to provide both an effective anti-reflective coating layer used to match refractive indexes and surface passivation. The process is designed to maximize light absorption in the silicon and perform material passivation, thereby generating higher solar energy to electricity conversion efficiencies and, in turn, reducing the cost per watt of electricity produced by photovoltaic systems. The system which was developed by OLTS combines the benefits of high efficiency performance of direct PECVD and the productivity of high throughput operation and its efficacy has been demonstrated in manufacturing tests undertaken during 2011 and 2012. In the fourth quarter of 2013, OLTS received initial purchase orders totaling approximately $10 million for its Aurora PECVD® thin film deposition system from leading solar panel manufacturers, deliveries of which are expected to commence in the first half of 2014.

(f) Competition

The competitive landscape we face in the PCB industry is highly fragmented. Within each of our product categories, we compete with a number of small, independent suppliers or business units of large companies which supply solutions for specific, and in many cases, single applications. Our main competitors in AOI include Camtek, Dainippon Screen, GigaVis, Inspec, Machvision and several smaller local AOI manufacturers. Our main competitors in LDI include ORC Imaging, Fuji Film, Via Mechanics and Dainippon Screen. We also face competition in LDI from several smaller manufacturers who typically sell a limited number of systems annually. Our main competitors in UV laser drilling are Via Mechanics, Mitsubishi and Electro Scientific Industries, Inc. Our main competitor in digital printing is MicroCraft. In both AOI and digital printing we face new competitors, mainly from China, which target the low-end of the industry. We believe that the key competitive factor in this industry is productivity, which is a combination of product quality, reliability, speed, price and brand position, which is, in turn, a function of breadth of product offerings, technical expertise and development and service capabilities.

The competitive landscape we face in the FPD industry is also highly sectionalized and within each of the principal product categories in our FPD business, we may compete with different divisions of industrial corporations, or with companies who are local providers of yield management solutions to those corporations, including some which are affiliated with certain of our customers. Our main competitors in the FPD industry include HB Technology Co. Ltd., LG PRI, ADP Engineering Co. Ltd., Favite Inc., Applied Materials, Inc. (AKT Display Group), Digital Imaging Technology Co. Ltd., Top Engineering Co. Ltd., Charm Engineering Co. Ltd. and V-technology. We believe that the key competitive factors in this industry are technical expertise, product quality and reliability and price.

(g) Product Research and Development

We deploy our core technology platforms across various product families and applications in order to maximize the impact of our research, development and engineering investments, to increase economies of scale and to apply our technology-specific expertise across multiple consumer end markets.

Our global engineering team of 401 scientists and engineers dedicated to product research, development and engineering works closely with our customers to meet and anticipate their evolving requirements and new product introductions.

We believe that continued, focused investment in research, development and engineering activities are critical to our future growth and to maintaining our leadership position. We continue to invest in research and development in order to better serve our customers with advanced yield management solutions. Our research and development investment accounted for approximately 16%, 18% and 15% of our total revenues in 2013, 2012 and 2011, respectively. Our research and development and engineering investments enable us to consistently provide innovative, ‘first to market’ and high quality products.

(h) Sales, Marketing and Customers

We market our products and provide customer support through our wholly-owned subsidiaries in the United States, Europe and the Far East, including Japan. Our subsidiaries employ local marketing, sales and customer support personnel. Worldwide marketing efforts are co-ordinated by the responsible marketing managers, who are based at our headquarters in Israel. Orbograph, utilizing Orbotech, Inc. as its distributor, markets and sells its processing products and services, both directly and through system integrators, to banks, financial and other payment processing institutions, principally in North America.

Our sales and marketing strategy focuses on deepening and expanding our relationships with leading PCB, other ECM and FPD customers and becoming their trusted supplier of yield management solutions.

We install, service and provide training to customers on all our products. After a minimum amount of site preparation by the customer, installation of a system can normally be completed at the customer’s site, either by the Company or third parties, within a relatively short time after delivery. As part of the installation procedure, we provide our customers with system documentation and basic training in maintenance and application. In addition, for a fee, we offer customers service and maintenance contracts commencing after the expiration of the warranty period. Software, whether contained in optional features or forming an integral part of the functioning capacity of the system, is licensed. Software updates are typically included in the service fee.

(i) Production and Sources of Supply

The Company maintains manufacturing facilities in Israel, the United States, Europe, Japan and Korea. The Company’s manufacturing activities for systems consist primarily of the assembly and testing of components and subassemblies that are acquired from third party vendors and subcontractors and then integrated into a finished system by the Company. In addition, the Company utilizes contract manufacturing suppliers to build and/or assemble some of its systems, into which certain core components, such as proprietary software and optical devices, are then integrated by the Company or its selected contract manufacturers.

The Company increasingly utilizes subcontractors in Israel, the United States, Europe, China and Japan for the production of mechanical parts, optical components, castings and casings, electronic cabinets, PCB fabrication and a portion of the required electronic assembly.

Most electronic components are imported from the United States, Europe, China and Japan. The Company’s production capacity is sufficient for its level of sales and permits the Company, in most cases, to ship products within two weeks to six months of receipt of customer orders if requested by the customer.

Certain key components and subassemblies included in the Company’s systems are purchased from a limited group of suppliers. The Company purchases certain key components from single sources of supply. To date, the Company has been able to obtain sufficient units to meet its needs and does not foresee any short-term supply difficulty in obtaining timely delivery of any parts or components. However, an interruption in supply from any of these sources could disrupt production, thereby adversely affecting the Company’s results. The Company generally maintains several months’ inventory of critical components used in the manufacture and assembly of its systems and/or uses framework orders and other types of agreements to ensure the availability of such components.

(j) Additional Considerations Relating to the Company’s Operations in Israel

The Company is incorporated under the laws of the State of Israel and its headquarters, as well as substantial research and development and production facilities, are located in Israel.

The Company benefits from certain government programs and tax legislation, particularly as a result of the ‘Approved Enterprise’, ‘Benefiting Enterprise’ or ‘Preferred Enterprise’ status of a significant portion of the Company’s existing production facilities in Israel under the Law for the Encouragement of Capital Investments, 1959 (an “Approved Enterprise”, a “Benefiting Enterprise”, a “Preferred Enterprise” and the “Investment Law”, respectively). Pursuant to these programs and legislation, a significant portion of the Company’s income is currently taxed at reduced rates. During 2013, the benefits period applicable to the last of the Company’s Approved Enterprises expired. To be eligible for these benefits, the Company needs to meet certain conditions. Should the Company fail to meet such conditions, these benefits could be cancelled and the Company might be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli CPI, or other monetary penalty. The Company also benefits from a Government of Israel program under which it receives grants from the OCS for the development of generic technologies without incurring any royalty obligations. See Item 5 - Operating and Financial Review and Prospects - Research and Development, Patents and Licenses, etc. - Research and Development Policy. There can be no assurance that these programs and tax legislation will be continued in the future or that the available benefits will not be reduced. For further information see Item 5 - Operating and Financial Review and Prospects - Critical Accounting Policies and Estimates - Taxes on Income; and Note 10 to the Financial Statements.

The termination or curtailment of these programs or the loss or reduction of benefits under the Investment Law could have a material adverse effect on the Company’s business, financial condition and results of operations.

For more information about the above considerations and the risks associated with the Company’s operations in Israel, see Item 3 - Key Information - Risk Factors (n) and (p).

4.C Organizational Structure

The Company’s corporate headquarters, executive and registered offices, as well as substantial research and development, engineering and manufacturing facilities, are located in Yavne, Israel. Orbotech, Inc., wholly-owned by Orbotech Ltd., maintains its headquarters in Billerica, Massachusetts. PDI and OLTS maintain their headquarters in San Jose, California. The Company’s European operations are coordinated from the headquarters of Orbotech Ltd.’s wholly-owned subsidiary in Brussels, Belgium, Orbotech S.A., and from regional offices in Germany. New System operates from offices in Gorizia, Italy. Laser Imaging Systems GmbH & Co. KG (“LIS”) operates from offices in Jena, Germany. Orbotech Pacific Ltd. and Orbotech Asia Ltd., also wholly-owned subsidiaries of Orbotech Ltd., operate through their headquarters in Hong Kong, and Orbotech Pacific Ltd. also operates from regional offices or subsidiaries in Korea, Taiwan and China, and through Orbotech Ltd. subsidiaries in Korea and Singapore. Orbotech Ltd.’s wholly-owned subsidiary in Japan, Orbotech Japan Ltd., maintains its headquarters in Tokyo. The Company’s principal Israeli subsidiary is Orbograph (owned approximately 91% by Orbotech Ltd.). Frontline operates from headquarters in Rehovot, Israel. For more information about the Company’s organizational structure, see Item 19 - Exhibits - Exhibit 8.1 - List of Subsidiaries.

4.D Property, Plant and Equipment

The Company maintains substantial administrative, manufacturing, research and development, corporate sales, marketing and customer support operations in and from leased premises located in Yavne, Israel, comprising a total area of approximately 291,000 square feet with an option to lease additional space. The current lease term will expire in September 2021, and the Company has a right of first refusal to purchase the facility.

Additionally, the Company, generally through its subsidiaries, leases approximately 328,000 square feet of floor space, which is used in connection with sales, marketing, customer support, research and development, engineering and production operations. These leases expire on various dates up to 2022. Also, two of the Company’s European subsidiaries, Orbotech S.A. and New System, hold interests in real property in Brussels, Belgium and Gorizia, Italy, respectively.

The aggregate annual rental paid by the Company for all of the Company’s facilities in and outside Israel in 2013 was approximately $7.9 million (compared to $7.4 million in 2012 and $7.8 million in 2011). For further information, see Note 8a to the Financial Statements.

The Company has invested substantial sums in improving the leased properties that it occupies in order to adapt them to its various engineering and production activities. The majority of these improvements have been integrated into the leasehold facilities. As of the date of this Annual Report, the facilities available to the Company in Yavne, Israel are generally utilized on a one-shift basis in the course of the Company’s normal operations and the Company considers them to be adequate for such operations; however, the Company has the capability to expand this capacity when needed, including, as it has done in the past, by scheduling additional production shifts. The Company is not engaged in the construction or material expansion of any additional building at its facilities nor has it any present plans to relocate its Yavne facilities. The Company is not aware of any environmental issues that may affect its ability to use its facilities in any material respect.

There are no charges registered on Orbotech Ltd.’s assets. However, Orbotech Ltd. has agreed to the Negative Pledges with Discount Bank and Bank Hapoalim Ltd. (“Hapoalim”). For a description of the Negative Pledges, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

This Item 5 should be read in conjunction with, and is qualified by, the information included in Item 3 - Key Information - Risk Factors.

5.A Operating Results

(a) General

Orbotech Ltd. is an Israeli corporation. The Company has three reportable segments:

(i) Production Solutions for the Electronics Industry, which comprises the design, development, manufacture, marketing and service of yield-enhancing and production solutions for the supply chain of the electronics industry. The Company’s products in this segment include AOI, AOR, imaging, laser drilling and pre-production systems used in the manufacture of PCBs and other electronic components and AOI, test, repair and yield management systems used in the manufacture of FPDs. The Company also markets CAM and engineering solutions for PCB production;

(ii) Recognition Software, which comprises the development and marketing of check processing and healthcare revenue cycle management solutions to banks, financial and other payment processing institutions by Orbograph; and

(iii) Solar Energy, which comprises the design, development, manufacture and marketing of solar photovoltaic energy systems that produce electricity directly from sunlight.

The Company derives revenues from two sources: (i) sales of the Company’s products; and (ii) services provided with respect to the Company’s products. In 2013, 2012 and 2011, revenues derived from sales of the Company’s products constituted approximately 67%, 62%, and 75%, respectively, of the Company’s total revenues, with the remaining revenues being derived from service for product support. During 2013, 2012 and 2011, approximately 97%, 96% and 98%, respectively, of revenues from both product sales and service were derived from product lines related to the Company’s yield-enhancement and production solutions for the electronics industry and approximately 3%, 4% and 2%, respectively, were derived from product lines related to recognition software. The Company expects that revenues from its Production Solutions for the Electronics Industry segment will continue to account for a predominant portion of product revenues and service revenues in the near future. Most of the Company’s revenues are derived from repeat product sales to existing customers, and the Company expects that repeat product sales will continue to account for a significant portion of such revenues in the future. As the Company’s installed base of products grows service revenues are also expected to increase. See Note 13 to the Financial Statements for a description of each reportable segment and information as to segment revenues, operating income or loss, assets and related data.

The currency of the primary economic environment in which the operations of the Company and virtually all of its subsidiaries are conducted is the U.S. Dollar. Virtually all of the Company’s sales are made outside Israel in non-Israeli currencies, mainly the U.S. Dollar, and most of its purchases of materials and components are made in non-Israeli currencies, primarily the U.S. Dollar. Thus, the functional currency of the Company is the U.S. Dollar.

(b) Basis of Presentation

The Financial Statements are prepared in accordance with U.S. GAAP. Nevertheless, until December 31, 2012, the Company accounted for Frontline using the proportionate method of consolidation, including summarized footnote disclosures of the amounts proportionately consolidated, rather than the equity method as is required under U.S. GAAP, after having been advised by the SEC that its staff did not object to the Company’s so doing, as long as this accounting treatment was required under applicable Israeli GAAP. Due to the elimination of the proportionate method of consolidation for joint ventures under applicable Israeli GAAP, which became effective on January 1, 2013, commencing in the first quarter of 2013 the Company began to account for its interest in Frontline using the equity method and, as a result, now reports its investment as one line item within investments and other non-current assets in the consolidated balance sheets; and its share of earnings on one line in the Company’s consolidated statement of operations. This presentation is applied in the Company’s financial statements for all prior periods for consistency and the Company’s reported financial information for prior periods, including the Financial Statements in this Annual Report, were changed accordingly. The Company’s share in the earnings of Frontline is presented under operating income since Frontline is integrated into the operations of the Company.

In February 2011, the Company sold the assets of OMS to a subsidiary of GE for approximately $9.0 million in cash at closing and up to an additional $5.0 million in cash, subject to the achievement of certain agreed performance-based milestones; and in May 2011, the management of OMD acquired OMD from the Company for a nominal amount. As a result, OMS and OMD have been classified as discontinued operations and certain financial data provided in this Annual Report and the Financial Statements give effect to this. See Note 2b to the Financial Statements.

The Company’s business was impacted by a number of factors in 2012, in particular the extended cyclical downturn in the FPD industry. Conditions in the FPD industry have led to significantly decreased levels of capital spending by FPD manufacturers. In response to this, the Company has taken a number of actions, the impact of which is reflected in the Financial Statements. These actions include a restructuring initiative which resulted in a $5.1 million charge in 2012. The actions required to achieve these cost savings were fully implemented during the first quarter of 2013. In addition, the extended downturn in the FPD industry led the Company to take write-downs of inventory in 2012 and 2011 in the amounts of $14.3 million and $6.7 million, respectively, and impairment of intangible assets in the amount of $30.1 million in 2012. The Company has also been involved in ongoing litigation associated with the Korean Matter, with associated income of $1.6 million in 2013 and net costs of $4.0 million in 2012 (in each case taking into account insurance participation), which are recorded in general and administrative expenses. Accordingly, the Company’s underlying cost structure, results of operations and expense profile may not be comparable from period-to-period and the ability to predict fluctuations in results of operations has decreased. For a description of some of these items and their impact on the Financial Statements, see Liquidity and Capital Resources - Certain Non-GAAP Information.

Certain comparative figures relating to earlier years which are disclosed in this Annual Report have been re-classified to conform to the current year presentation. See Note 2a(i) to the Financial Statements.

(c) Critical Accounting Policies and Estimates

To improve understanding of the Financial Statements, it is important to obtain some degree of familiarity with the Company’s principal or significant accounting policies. These policies are described in Note 1 to the Financial Statements. The Company reviews its financial reporting, disclosure practices and accounting policies at least annually to ensure that the Financial Statements, which are developed on the basis of these accounting policies, provide in all material respects complete, accurate and transparent information concerning the financial position and results of operations of the Company. As part of this process, the Company has reviewed the selection and application of its critical accounting policies and financial disclosures as at December 31, 2013, and it believes that the Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as at that date and the operating results for the year then ended.

In preparing the Financial Statements in accordance with U.S. GAAP, the Company’s management must often make judgments, estimates and assumptions, which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as at the date of the Financial Statements and during the reporting period. Some of those judgments can be subjective and complex, and consequently actual results may differ materially from those estimates and assumptions. In the current economic environment, the risks and uncertainties associated with those estimates and assumptions are exacerbated. For any given individual estimate or assumption made by the Company, there may be alternative estimates or assumptions that are also reasonable. However, the Company believes that, given the facts and circumstances before it at the time of making the relevant judgments, estimates or assumptions, it is unlikely that applying any such other reasonable approach would cause a material adverse effect on the Company’s consolidated results of operations, financial position or liquidity for the periods presented in the Financial Statements.

The Company is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as cyclicality in the industries in which the Company operates, a deterioration in worldwide economic conditions, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis. Certain of these risks, uncertainties and assumptions are discussed under the heading Cautionary Statement Regarding Forward-Looking Information and in Item 3 - Key Information - Risk Factors.

The Company considers its most significant accounting policies to be those discussed below.

(i) Revenue Recognition

The Company recognizes revenue from sale of non-software products to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement has been received by the Company, the fee is fixed or determinable and collectability is reasonably assured. If the Company determines that any of these criteria have not been met, revenue recognition is deferred until all of these criteria have been met. The Company does not, in the normal course of business, provide a right of return to its customers.

Commencing on January 1, 2011, the Company adopted the provisions of Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”), which deal with the accounting by a vendor for contractual arrangements involving multiple revenue-generating activities to be performed by it, addressing when, and if so how, an arrangement involving multiple deliverables should be divided into separate units of accounting. In such situations, revenue is recognized upon delivery of the separate elements, based on their relative fair value. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”), if available, and otherwise is based on third party evidence (“TPE”) or on the estimated selling price (“ESP”) if neither VSOE nor TPE is available. Because of the nature of its products, the Company generally utilizes the ESP.

The determination of ESP involves consideration of several factors based on the specific facts and circumstances of the arrangement. Specifically, the Company evaluates the cost to produce the deliverable, the anticipated margin on that deliverable, the selling price and profit margin for similar parts in different geographical regions, its ongoing pricing strategy and policies and other economic conditions and trends.

This accounting treatment is applied if the delivered elements have value on a stand alone basis, the arrangement does not include a general right of return with respect to delivered items and delivery or performance of undelivered items is considered probable and is substantially within the Company’s control. The maximum revenue recognized on a delivered element is limited to the amount that is not contingent upon the delivery of additional items.

Installation and training are not considered essential to the product capabilities since they do not require specialized skills and can be performed by other vendors. Accordingly, upon delivery, the Company defers revenue in an amount equivalent to the fair value of installation and training and recognizes those deferred revenues once installation and training has been completed.

The Company’s revenue arrangements contain multiple elements, as it grants its customers a warranty on products sold, which includes the provision of post-sale service and maintenance, usually for a period of six to twelve months. Upon meeting the revenue recognition criteria of the product, the Company records a portion of the sale price that relates to the fair value of the services and maintenance expected to be performed during the aforementioned period as deferred income, and recognizes it as service revenue ratably over such period. The cost to the Company of warranting that the product will perform according to certain specifications and that the Company will repair or replace the product if it ceases to work properly is insignificant and is treated according to accounting principles for contingencies. After the warranty period, service revenue in respect of the Company’s systems is recognized ratably over the contractual period or as services are performed. Annual service fees are generally based on the list price of the Company’s products. It has been the Company’s experience that many of its customers elect to receive maintenance services from the Company on a continuing contractual basis after the conclusion of the warranty period.

In the case of delivery of newly developed products, revenue is deferred until acceptance is received.

The Company recognizes revenue from sale of software to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee is fixed or determinable, and collectability is reasonably assured. When software is made available to customers electronically, it is deemed to have been delivered once the Company has provided the customer with the access codes necessary to enable immediate possession of the software. If collectability is in question, revenue is recognized when the fee is collected.

Maintenance revenues are comprised of revenue from support arrangements that include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis, over the life of the related agreement, which is typically one year.

(ii) Inventory Valuation

Inventories are valued at the lower of cost or market value. Cost is determined as follows: components, products in process and finished products - on the weighted average basis; and labor and overhead - on the basis of actual manufacturing costs. Periodically, or when certain events or changes in circumstances occur that trigger an assessment, the Company assesses the value of its inventory based on a combination of factors including, but not limited to: forecasted sales and usage; historical usage rates; engineering changes; estimated service period; product end-of-life dates; alternative uses for the inventory; and current and future market values. Inventories are written down for estimated excess and obsolescence and such write-down reduces net income in the period in which it occurs. Once such inventory is written down, a new (lower) cost basis for that inventory is established and it is not written up to reflect a subsequent favorable change in market conditions. However, unexpected favorable future demand and market conditions could positively impact future operating results and gross profit if inventory that has been written down is sold for more than its carrying value. Determinations of future demand for the Company’s products are based on the estimates included in the Company’s multi-year plans. The Company’s historical experience has been that its estimates of future demand have been reasonably reliable. Monitoring and administration of inventory is an important area of management focus, given the need to balance, on the one hand, the requirement to maintain prudent inventory levels as part of the Company’s efforts to assure competitive product delivery lead times, with the risk of inventory obsolescence, on the other.

(iii) Concentration of Credit Risks and Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in certain countries, the Company generally requires letters of credit from banks. The allowance for doubtful accounts is determined for specific debts the collection of which is doubtful. While the Company believes that its valuations are appropriate, in times of adverse and unstable economic conditions, the Company’s credit evaluations may not be accurate or may be based on historical information that does not adequately reflect the severity of the economic downturn. These factors could lead to collection of accounts receivable at lower rates than in the past or than have been reserved.

(iv) Long-lived and Intangible Assets

The Company’s acquired intangible assets, other than goodwill, are comprised primarily of intellectual property and are amortized on a straight-line basis over periods of up to twelve years, depending on the estimated useful life of such intangible assets. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. These indicators may include, but are not limited to, significant decreases in the market value of an asset and significant changes in the extent or manner in which an asset is used.

At September 30, 2012, in light of the extended downturn in the FPD industry, the Company tested whether the intangible assets acquired as part of the PDI Acquisition should be impaired based on an undiscounted cash flow analysis of the cash generating unit. The determination of the future cash flow was based on the Company’s budget, strategic plans and long-range planning forecasts, each of which required the Company’s management to make judgments about industry conditions, technological changes, competitive pressures and other matters related to its business. The growth rates used were developed by management based on information received from sources in the industry and Company-specific data. The profit margin assumptions included in the plans were based on the Company’s cost structure and its anticipated cost changes based on its cost savings initiatives at the time of testing. For assets where impairment was indicated - primarily existing technology and customer relationships allocated to the FPD division - the fair value was estimated using the ‘Relief from Royalty’ and ‘Multi-period Excess Earnings’ methodologies, respectively, both variations on the income approach. The Relief from Royalty methodology values an asset based on the assumed royalty rate which an enterprise would be prepared to pay to achieve the revenues associated with that asset and, for that reason, was considered by management to be the most useful methodology by which to value the technology intangible asset. The Multi-

period Excess Earnings methodology develops assumptions, through revenue attribution and contributory asset charges, regarding what portion of a company’s earnings are attributable to a specific asset and, for that reason, was selected by management to be the most useful methodology by which to value the customer relationships intangible asset. For each of these methods, management estimated an after-tax cash flow stream associated with each intangible asset and then discounted that asset’s estimated required rate of return. The discount rate was based on a calculation of the internal rate of return, the weighted-average cost of capital and a weighted average return on assets, as well as the nature of those assets. The Company also applied a tax amortization benefit. As a result of these evaluations, the Company determined that the carrying amount of these assets exceeded their fair value by $30.1 million; and an impairment charge in that amount was therefore recorded in the third quarter of 2012. The evaluation of amounts recoverable in connection with intangible assets is a process that requires considerable exercise of judgment. Had different estimates and assumptions been used in this process, the measured impairments may have been different.

(v) Taxes on Income

Taxes on income are calculated based on the Company’s assumptions as to its entitlement to various benefits under the Investment Law. See - Effective Corporate Tax Rate.

The termination or curtailment of the Investment Law or the loss or reduction of such benefits could increase the Company’s tax rates, thereby reducing its net profits or increasing its net losses, and could also have a material adverse effect on the Company’s business and financial condition.

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse under the applicable tax laws.

Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized. In making this determination, the Company considers factors and evidence that both support and indicate against recording a valuation allowance, and will refrain from recording a valuation allowance if the former outweigh the latter. In the event that the tax assets are not realized, income tax expense would increase or, conversely, if the valuation allowance is overestimated, the Company would benefit from a future tax credit.

The Company may incur additional tax liability in the event of intercompany dividend distributions by its subsidiaries. Such additional tax liability in respect of non-Israeli subsidiaries has not been provided for in the Financial Statements, as it is the Company’s policy permanently to reinvest the subsidiaries’ earnings and to consider distributing dividends only when this can be facilitated in connection with a specific tax opportunity that may arise.

Taxes that would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing deferred income taxes, as it is the Company’s intention to hold, and not to realize, these investments.

The Company may incur additional tax liability in the event of distribution of dividends from its tax-exempt income. The Company intends permanently to reinvest the amounts of tax-exempt income of its Approved Enterprises and Benefiting Enterprises and does not intend to cause dividends to be distributed from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income as the undistributed tax-exempt income is essentially permanent in duration.

The Company implements the applicable accounting guidance dealing with: how tax benefits for uncertain tax positions are to be recognized, measured and de-recognized in financial statements; certain disclosures of uncertain tax positions; how reserves for uncertain tax positions should be classified on the balance sheet; and transition and interim-period guidance, among other matters. Only tax positions that meet the ‘more likely than not’ recognition threshold at the effective date may be recognized or continue to be recognized according to this accounting guidance.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. While the Company believes the resulting tax balances are appropriately accounted, as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to its consolidated financial statements, which could be material.

The Company has filed and/or is in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax the Company pays is subject to ongoing audits by the tax authorities, which often result in proposed assessments. Any estimation of the potential outcome of an uncertain tax issue is a matter for judgment, which can be subjective and highly complex. The Company believes that it has provided adequately for any reasonably foreseeable outcomes related to tax audits and settlement. However, future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period when the assessments are made or resolved, audits are closed or statutes of limitation on potential assessments expire.

(vi) Business Combinations

From time to time, the Company may engage in business combinations. The Company accounts for business combinations using the purchase method of accounting. Allocation of purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, is based on their estimated fair values as of the closing date of any such acquisition. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Critical estimates in valuing intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies and patents; and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and difficult to predict and, as a result, actual results may differ from estimates.

(vii) Goodwill

Goodwill is not amortized, but rather tested for impairment annually, as at September 30 of each year, or whenever events or circumstances present an indication of impairment by assessing the fair value of the Company’s various reporting units.

The goodwill impairment test is applied by performing a qualitative assessment before calculating the fair value of the reporting unit. If, on the basis of qualitative factors, it is not considered more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for impairment would not be required. Otherwise, goodwill impairment is tested using a two-step approach.

The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

In 2013 and 2012, the Company elected to perform a qualitative assessment for the annual goodwill impairment test. As a result of performing the annual impairment tests, on September 30, 2013, 2012 and 2011, the Company determined that there was no impairment with respect to goodwill.

(viii) Share-based Compensation

In accordance with applicable accounting guidance, the Company accounts for employees’ awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions.

Share-based payment expenses are classified in the same expense line items as cash compensation.

The Company elected to recognize compensation cost for awards with only service conditions that have a graded vesting schedule using the accelerated multiple-option approach.

Certain equity awards are subject to forfeiture should the Company fail to attain specified performance goals. The fair value of these awards is estimated on the date of grant using the same option valuation model used by the Company for non-performance equity awards. For so long as the Company assumes that performance goals will be achieved, compensation cost is recorded with respect thereto. If and when a point in time is reached that the Company believes the performance goals will not be achieved, it will then reverse the share-based compensation expenses recorded up to that point in time for all vesting periods completed through such date.

Total expenses recorded during 2013 were $3.2 million ($1.6 million in respect of options and $1.6 million in respect of “Restricted Shares” (which are Ordinary Shares awarded subject to certain transfer restrictions, forfeiture conditions and/or other terms and conditions) and “RSU“s (which are awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property in accordance with certain terms and conditions)). The corresponding aggregate amounts in 2012 and 2011 were $3.1 million and $3.7 million, respectively. Compensation expense for equity awards in 2013 was allocated as follows: $0.4 million to cost of revenues: $1.1 million to research and development costs and $1.7 million to selling, general and administrative expenses. As a result of an election under Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”), the Company generally will not be allowed to claim those expenses for tax purposes in Israel. For further information see Item 6 - Directors, Senior Management and Employees - Share Ownership - Equity Plans.

The unrecorded maximum compensation expense for equity awards outstanding at December 31, 2013 is estimated at approximately $5.9 million at that date (without taking into account forfeiture rates) and will be recorded in the consolidated financial statements for the following periods:

Period	Compensation Cost ($ in millions)
2014	3.4
2015	1.7
2016	0.6
2017	0.2

These amounts reflect the compensation cost of all outstanding awards, including those granted in 2013 (which consisted of options to purchase a total of 611,734 Ordinary Shares, 1,976 Restricted Shares and 166,504 RSUs), but do not reflect the compensation cost of any equity awards granted commencing January 1, 2014, which will be reflected in future consolidated financial statements over the applicable vesting period and will increase the compensation costs with respect to the applicable years specified in the above table.

Compensation expense relating to future equity awards will depend on a variety of factors including the level and type of future awards and their terms; valuation considerations such as expected option life, volatility of the market price of the Ordinary Shares and applicable risk-free interest rates; and future levels of forfeitures of such awards. The Company is not currently able to estimate the additional compensation expense from future grants but will examine carefully this expense and its relation to net income (loss) when making such grants.

For a discussion of the Company’s equity remuneration plans, including the equity remuneration plans assumed by the Company in connection with the PDI Acquisition, see Item 6 - Directors, Senior Management and Employees - Share Ownership - Equity Plans.

(ix) Contingencies

From time to time, the Company is subject to claims arising in the conduct of its business, including claims relating to product liability, employees, suppliers and public authorities. In determining whether liabilities should be recorded for pending litigation claims, an assessment of the claims is made and the likelihood that the Company will be able to defend itself successfully against such claims is evaluated. When it is believed probable that the Company will not prevail in a particular matter, an estimate is made of the amount of liability based, in part, on advice of legal counsel. For a discussion of the Company’s contingencies, see Item 8 - Financial Information - Legal Proceedings and Note 8b to the Financial Statements.

(d) Newly Issued Accounting Pronouncement

For information with respect to recent accounting pronouncements, see Note 1w to the Financial Statements.

(e) Geographical Analysis; Worldwide Economic Situation; Cost of Revenues

(i) Geographical Analysis and Worldwide Economic Situation

The following table sets forth the Company’s product and service revenues by geographic area for the periods indicated:

	Year Ended December 31,
	2013		2012		2011
	in thousands	% of total	in thousands	% of total	in thousands	% of total
Sales of Products
China	$129,981	44	$72,096	31	$187,375	45
Korea	52,485	18	40,640	17	69,252	17
Taiwan	46,150	16	48,694	20	50,829	12
North America *	23,877	8	22,629	9	32,329	8
Japan	19,530	6	24,164	10	42,360	10
Europe	7,987	3	8,323	3	13,203	3
Other **	14,017	5	22,374	10	20,490	5

Total Sales	$294,027	100	$238,920	100	$415,838	100

Services Rendered
China	$47,323	32	$45,807	31	$36,257	27
Korea	19,848	14	22,314	15	23,602	17
Taiwan	28,657	20	26,064	18	24,212	18
North America *	19,165	13	18,940	13	17,417	13
Japan	14,146	10	19,713	13	19,701	14
Europe	10,618	7	10,154	7	10,475	8
Other **	6,211	4	5,096	3	3,963	3

Total Service	$145,968	100	$148,088	100	$135,627	100

TOTAL	$439,995		$387,008		$551,465

*	mainly the United States.
**	mainly in the Far East.

During 2013, the Company recorded significantly higher revenues from product sales in China, mainly reflecting increased capital expenditures during the year by FPD manufacturers in that country. The increase in revenues from product sales in Korea is attributable primarily to the Company’s PCB and ECM solutions and mainly reflects the need on the part of Korean PCB manufacturers for LDI solutions for use in the manufacture of advanced HDI for smartphones.

During 2012, the Company recorded significantly reduced revenues from China, Korea and Japan compared with the previous year, which was primarily a function of the reduced demand for the Company’s FPD systems stemming, in turn, from the substantially lower levels of capital expenditures by FPD manufacturers in those countries. The decrease in revenues from North America and Europe was a reflection of the general downturn in the global electronics industry, as a result of which PCB manufacturers reduced their investments in manufacturing facilities in those regions.

During 2011, the Company recorded significantly higher revenues from China compared with the previous year, which was primarily due to the increased capital expenditures for two new LCD fabrication plants in China, as well as increased PCB plant expansions. The Company recorded significantly lower total revenues from Korea and Taiwan compared with the previous year, reflecting decreased capital expenditures by FPD manufacturers in those regions from the high levels of 2010.

The Company’s ability to foresee future changes in the total volume of orders for its products and services remains limited, particularly, but not only, with respect to its PCB products. The inherent uncertainties associated with the global economic environment and the financial markets and economies of those countries in which the Company markets its products, together with the related possible changes in demand for its products, means that past operating results may not necessarily be indicative of the future. See Item 5 - Operating and Financial Review and Prospects - Trend Information.

(ii) Cost of Revenues

	Year Ended December 31,
	2013		2012 *		2011 *
	in thousands	% of sales/service revenues	in thousands	% of sales /service revenues	in thousands	% of sales /service revenues
Cost of Products Sold
Material and subcontractors	$125,043		$103,417		$195,074
Labor costs	20,753		15,700		22,523
Overhead and other expenses	10,906		10,484		16,670

Subtotal	156,702	53.3	129,601	54.2	234,267	56.3

Cost of Services Rendered
Materials consumed	$44,088		$45,704		$36,728
Labor costs	34,117		35,954		32,146
Overhead and other expenses	13,548		22,188		24,574

Subtotal	91,753	62.9	103,846	70.1	93,448	68.9

Total Cost of Revenues	$248,455		$233,447		$327,715

*	Excludes the write-down of inventories of $14.3 million in 2012 and $6.7 million in 2011 relating primarily to excess inventories of components and non-cancelable commitments for certain of the Company’s FPD products and, to a small extent, for certain of the Company’s older PCB products.

(f) Effective Corporate Tax Rate

The Company’s income tax obligations consist of those of the Company in Israel and those of each of its subsidiaries in their respective taxing jurisdictions.

The corporate tax rate in Israel, effective as of January 1, 2014, is 26.5%, compared with 25% in 2012-2013 and 24% in 2011. However, Orbotech’s effective tax rate in 2013 was 15.0% due to the combination of the factors described below.

The effective tax rate of Orbotech is primarily influenced by: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carryforwards and the extent to which valuation allowance has been recorded against deferred tax assets; (c) the portion of the Company’s income which is entitled to tax benefits pursuant to the Investment Law; and (d) the changes in the exchange rate of the Dollar to the NIS.

Orbotech elected the alternative benefits route under the Investment Law with respect to its Approved Enterprises. Under this route the Company waived government grants in return for a tax exemption on undistributed income. Due to the geographic location of the Company’s facilities, such tax exemption on undistributed income applied for a limited period of two years. In the event that such tax exempt income is distributed as a dividend or a deemed dividend, the Company will be required to pay the applicable corporate tax that would otherwise have been payable on such income. During the remainder of the applicable benefits period, a corporate tax rate not exceeding 25% applied. The Company’s entitlement to such benefits was conditioned upon its compliance with the terms and conditions prescribed in the Investment Law. During 2013, the benefits period applicable to the last of the Company’s Approved Enterprises expired.

In April 2005, substantive amendments to the Investment Law came into effect. Under these amendments, eligible investment programs of the type in which the Company participated prior to the amendment were eligible to qualify for substantially similar benefits as a ‘Benefiting Enterprise’, subject to meeting certain criteria. This replaced the previous terminology of ‘Approved Enterprise’, which required pre-approval from the Investment Center of the Ministry of the Economy of the State of Israel. As a result of these amendments, tax-exempt income generated from Benefiting Enterprises under the provisions of the amended law will, if distributed upon liquidation or if paid to a shareholder for the purchase of his or her shares, be deemed distributed as a dividend and will subject the Company to the applicable corporate tax that would otherwise have been payable on such income. Therefore, the Company could be required to record deferred tax liability with respect to such tax-exempt income, which would have an adverse effect on its results of operations. To date, Orbotech Ltd. has not generated tax exempt income from Benefiting Enterprises.

Dividends distributed from taxable income derived from Orbotech Ltd.’s Approved Enterprises or Benefiting Enterprises during the applicable benefits period would subject the recipient to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company.

Additional amendments to the Investment Law became effective in January 2011 and were further amended in August 2013 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax for an unlimited period as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013, and 9% and 16%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced tax rates for a period of ten years of 5% in Development Zone A and 8% elsewhere. As of January 1, 2014, dividends distributed from Preferred Income would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. Under the transitional provisions of the 2011 Amendment, companies may elect to irrevocably implement the 2011 Amendment with respect to their existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment. Should a company elect to implement the 2011 Amendment with respect to its existing Approved and Benefiting Enterprises prior to June 30, 2015, dividends distributed from taxable income derived from Approved Enterprises or Benefiting Enterprises to another Israeli company would also not be subject to tax. Orbotech Ltd. has not elected to implement the 2011 Amendment. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises as previously described, no additional tax liability will be incurred by the Company in the event of distribution of dividends from Preferred Income.

The 2011 Amendment had no material effect on the tax payable in respect of the Company’s Israeli operations during 2013.

Pursuant to an amendment to the Investment Law which became effective on November 12, 2012 (the “2012 Investment Law Amendment”), companies that have tax exempt income from Approved or Benefiting Enterprises were able to elect by November 11, 2013 to pay a reduced corporate tax rate as set forth in the 2012 Investment Law Amendment on such undistributed income as of December 31, 2011 and thereafter distribute a dividend from such income without being required to pay additional corporate tax with respect to such income as the case would otherwise be, as previously described. A company that made this election, will be required to make certain investments in its Approved or Benefiting Enterprise, as prescribed in the 2012 Investment Law Amendment, and cannot withdraw from its election. The Company did not make such election.

The combination of the factors described above produced effective tax rates of 15.0%, 0% and 14.5% for the years 2013, 2012 and 2011, respectively.

See Item 4 - Information on the Company - Business Overview - Additional Considerations Relating to the Company’s Operations in Israel; Note 10 to the Financial Statements; and Taxes on Income.

(g) Impact of Currency Fluctuations

Because the Company’s results are reported in Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which the Company operates (primarily the NIS, the Euro, the Japanese Yen and the Chinese Renminbi) will affect the Company’s results of operations. During 2013, on a comparative annual average basis as against 2012, the main currencies relevant to the Company’s operations strengthened (weakened) against the Dollar, as follows: the NIS by 6%, the Japanese Yen by (22)%, the Chinese Renminbi by 3% and the Euro by 3%.

For information with respect to currency hedging programs maintained by the Company, see Item 11 - Quantitative and Qualitative Disclosures About Market Risk.

(h) Results of Operations

The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

	Year Ended December 31,
	2013	2012	2011
	%	%	%
Revenues	100.0	100.0	100.0
Cost of revenues	56.5	60.3	59.4
Inventory write-down		3.7	1.2

Gross profit	43.5	36.0	39.4

Operating expenses
Research and development costs:
Expenses incurred	16.5	18.2	15.1
Less - government participations	0.7	0.5	0.4

Net research and development costs	15.8	17.7	14.7

Selling, general and administrative expenses	17.3	18.9	12.8
Equity in earnings of Frontline	(1.3)	(1.7)	(1.3)
Amortization of intangible assets	0.9	2.6	2.2
Impairment of intangible assets		7.8
Restructuring charges		1.3
Total operating expenses	32.7	46.5	28.5

Operating income (loss)	10.8	(10.5)	10.9

Financial expenses - net	(0.3)	(1.3)	(1.2)
Income (loss) from continuing operations before taxes on income	10.5	(11.9)	9.7

Income tax expenses	1.6	0.1	1.4

Share in losses of an associated company
Income (loss) from continuing operations	8.9	(12.0)	8.3

Income from discontinued operations, net of tax			0.2
Net income (loss)	8.9	(12.0)	8.5

Loss attributable to the non-controlling interest	0.2	0.2	0.1

Net income (loss) attributable to Orbotech Ltd.	9.1	(11.8)	8.6

(i) Year Ended December 31, 2013 Compared To Year Ended December 31, 2012

The Company’s financial results for 2013 reflected a year in which the Company experienced renewed demand for its FPD equipment as the industry began to emerge from the cyclical downturn which had prevailed in the industry since the latter part of 2011, and a modest improvement in its PCB and ECM revenues, despite the uncertainty and weakness in global economic conditions which continued to impact this area of the Company’s business. The Company’s shift from a substantial net loss to net income in 2013 resulted in large part from the recovery in the FPD industry and the full year impact of operational efficiency measures adopted; but also reflected the write-down of inventories of $14.3 million and impairment charges of $30.1 million recorded in 2012.

Revenues from the sale and service of the Company’s equipment and software in 2013 totaled $440.0 million, compared with $387.0 million in 2012, an increase of approximately 13.7%. Service revenues in 2013 were $146.0 million, compared with $148.1 million in 2012, a slight decrease of approximately $2.1 million, which was mainly a function of the lower FPD equipment sales in 2012, as a result of which there was virtually no increase in the Company’s installed base of equipment in that year.

Revenues from the sale and service of PCB-related equipment in 2013 were $295.3 million, compared with $275.5 million in 2012. This increase reflects, in part, the growth in revenues from the Company’s ECM business, from approximately $16.4 million in 2012 to approximately $31.7 million in 2013, as well as the higher revenues received from Orbotech’s manufacturing solutions, especially its LDI systems, stemming mainly from strong demand for LDI for HDI PCBs for smartphones.

Revenues from the sale and service of FPD-related equipment in 2013 were $131.6 million, compared with $97.2 million in 2012. This increase, which was weighted towards the latter part of the year, is primarily the result of major manufacturing expansions in China to meet the growing demand for LCD televisions, tablets and mobile devices.

Revenues from the sale and service of the Company’s Recognition Software segment in 2013 were $13.2 million, compared to the $14.3 million recorded in 2012.

The increase in the cost of products sold in 2013 of $27.1 million, or 20.9%, resulted from the increase in revenues from products sold of $55.1 million, or 23.0%. This primarily reflected the higher expenditures on materials and components labor costs, overhead and other expenses as a result of the increased volume of products sold.

The decrease in the cost of services rendered in 2013 of $12.1 million, or 11.7%, primarily reflected previously-implemented cost saving measures (including more efficient use of spare parts), as well as lower service revenues in the Company’s FPD business which led to less materials being consumed. In addition, the Company allocated less overhead expenses in respect of its customer support operations.

Gross profit for 2013 was $191.5 million, or 43.5% of revenues, compared with $139.3 million, or 36% of revenues, in 2012. Gross profit for 2013 from sales of equipment was $137.3 million, or 46.7% of product sales, compared to $109.3 million, or 45.8% of product sales, during 2012 (excluding write-down of inventories of $14.3 million). Gross profit for 2013 from services rendered was $54.2 million, or 37.1%, of service revenues, compared with $44.2 million, or 29.9%, of service revenues, during 2012.

Research and development costs net increased to $69.6 million in 2013 from $68.7 million in 2012, due primarily to increased employee-related costs and the effect of the strengthened NIS against the Dollar. During 2013, the Company received $3.2 million (compared with $1.8 million received in 2012) in royalty-free participations in its research and development expenditures, primarily from the Israeli Government and European sponsored sources.

Selling, general and administrative expenses were $77.5 million (which excludes $1.6 million income associated with the Korean Matter after taking into account receipts from the Company’s insurance carriers), compared to $69.0 million in 2012 (which excludes $4.0 million costs associated with the Korean Matter after taking into account receipts from the Company’s insurance carriers). This increase was principally attributable to additional allocation of overhead expenses previously included in customer support operations, as well as higher expenses resulting from the growth in sales and increased employee-related costs. The costs associated with the Korean Matter were $3.3 million, net of $4.9 million in recoveries from insurance companies, and were recorded in selling, general and administrative expenses.

Equity earnings in Frontline were $5.6 million compared with $6.8 million in 2012, a decrease of 17.9%, reflecting reduced revenues of approximately $1.0 million in 2013 compared with 2012, as well as higher expenditure on investment in research and development activities during 2013.

At September 30, 2012, in light of the extended downturn in the FPD industry noted above, the Company tested whether the intangible assets acquired as part of the PDI Acquisition should be impaired, based on cash flow projections and fair value estimates. As a result, an impairment charge of $30.1 million was recorded in the third quarter of 2012. For further information concerning the impairment charge, see Item 5 - Critical Accounting Policies and Estimates - Long-lived and Intangible Assets.

The amortization of other intangible assets, primarily attributable to the PDI Acquisition, decreased during 2013 to $4.0 million from $9.9 million in 2012. For further information concerning amortization expenses for 2013, 2012 and 2011, see Item 5 - Operating and Financial Review and Prospects - Critical Accounting Policies and Estimates - Long-lived and Intangible Assets.

In accordance with accounting guidance, the Company performed its annual evaluation of the goodwill of each reporting unit on September 30, 2013, as a result of which there were not any goodwill impairment charges recorded in 2013.

Net financial expenses totaled $1.2 million in 2013, compared with net financial expenses of $5.1 million in 2012. This decrease reflects the lower debt service payment obligations to Discount Bank, which totaled $1.2 million in 2013, compared with $3.4 million in 2012, as well as reduced foreign exchange losses.

Income tax expense for 2013 was $6.9 million, compared with income tax expense of $0.5 million in 2012. The Company’s effective tax rate for 2013 was 15.0% compared to 0% in 2012. Generally, the Company’s effective tax rate varies largely as a function of income (loss), benefits received from the State of Israel, particularly those relating to Approved Enterprises, Benefiting Enterprises or Preferred Enterprises, the split of taxable income between jurisdictions and the changes in various exchange rates to the NIS. See Item 5 - Operating and Financial Review and Prospects - Operating Results - Effective Corporate Tax Rate.

The net loss attributable to the non-controlling interests was $0.8 million for 2013 compared to net loss of $1.0 million in 2012. These non-controlling interests are comprised of the minority share in the losses of OLTS as well as the approximately 9% minority interest in Orbograph.

GAAP net income attributable to Orbotech Ltd. for the year ended December 31, 2013 was $40.0 million, or $0.92 per share (diluted), compared with GAAP net loss attributable to Orbotech Ltd. of $45.6 million, or $1.05 per share, for the year ended December 31, 2012.

(ii) Year Ended December 31, 2012 Compared To Year Ended December 31, 2011

The Company’s financial results for 2012 reflected a challenging year. The Company posted significantly lower revenues, primarily as a result of the extended cyclical downturn in the FPD industry which led to a persistently low level of capital expenditures by LCD manufacturers during the year. In addition, these reduced revenues also reflect the deferral of capital expenditures by PCB manufacturers in response to highly uncertain global economic conditions that were particularly prevalent during the second half of the year. In light of these factors, and in order to align its cost structure to the evolving business environment, the Company initiated a number of cost cutting measures in the first quarter, and undertook further measures in the fourth quarter, of 2012, which included a reduction in its total workforce and the consolidation of certain of its worldwide facilities. In connection with these measures, the Company recorded restructuring charges of $1.9 million and $3.2 million in the first and fourth quarters, respectively.

Revenues from the sale and service of the Company’s equipment and software in 2012 totaled $387.0 million, compared with $551.5 million in 2011, a decrease of approximately 29.8%. Service revenues in 2012 were $148.1 million, compared with $135.6 million in 2011, an increase of approximately 9.2%, which reflects both the Company’s continued success in securing service contracts for its steadily expanding global installed base of PCB systems and additional service revenues generated from its growing installed base of FPD systems.

Revenues from the sale and service of PCB-related equipment in 2012 were $275.5 million, compared with $305.9 million in 2011. This decrease reflected the severe impact of global economic conditions on some of the Company’s PCB customers, particularly those involved in personal computers and notebooks and automotive and industrial applications, which was only partially offset by the continued strong demand for the Company’s PCB products from customers associated with smartphone and other mobile devices. This overall reduction in PCB-related revenues was illustrated by the decreased revenues from Orbotech’s sophisticated manufacturing solutions, especially its LDI systems. 2012 revenues from the Company’s ECM business were approximately $16.4 million, virtually unchanged from the $16.0 million recorded in 2011.

Revenues from the sale and service of FPD-related equipment in 2012 were $97.2 million, compared with $232.9 million in 2011. The weakened consumer sales of LCD televisions, which commenced in the second half of 2011, led to lower capacity utilization rates and, in turn, to an oversupply of panels and a decrease in panel prices. While this overcapacity was initially expected to dissipate by about the middle of 2012, making way for additional capital expenditures on fabrication facilities designated for the manufacture of LCD televisions, the Company believes that the continuing global economic uncertainty again had the effect of delaying capital expenditure plans of LCD manufacturers for such facilities. This, in turn, resulted in a significant decrease in demand for the Company’s FPD-related equipment. Nevertheless, the Company generated revenues during the year from the sale of FPD equipment for use in the manufacture of mobile devices, as well as from upgrades of previously-installed equipment at existing plants designed to meet the specifications of newer and more demanding applications in this part of the FPD industry.

Revenues from the sale and service of the Company’s Recognition Software segment in 2012 were $14.3 million, compared to the $12.7 million recorded in 2011. This increase highlights the strong reliance that Orbograph’s customers continue to place upon its innovative solutions and support services.

The decrease in the cost of products sold in 2012 of $104.7 million, or 44.7%, resulted from the decrease in revenues from products sold of $176.9 million, or 42.5%. This primarily reflected the lower expenditures on materials and components labor costs, overhead and other expenses as a result of the decreased volume of products sold.

The increase in the cost of services rendered in 2012 of $10.4 million, or 11.1%, resulted from an increase in revenues from services rendered of $12.5 million, or 9.2%. The cost of materials consumed increased by $9.0 million and the cost of labor and overhead increased by $1.4 million, both of which parallel the heightened activity of the Company’s customer support organization as a reflection of the increased installed base of Orbotech products, as well as increased investments in the Company’s worldwide customer support infrastructure, primarily in China.

The write-down of inventories of $14.3 million in 2012 primarily relates to excess inventories of components and non-cancelable commitments for certain of the Company’s FPD products in connection with the extended cyclical downturn in the FPD industry.

Gross profit for 2012 was $139.3 million, or 36.0% of revenues, compared with $217.0 million, or 39.4% of revenues, in 2011. Gross profit for 2012 from sales of equipment was $109.3 million, or 45.8% of product sales (excluding write-down of inventories of $14.3 million), compared to $181.5 million, or 43.7% of product sales, during 2011. Gross profit for 2012 from services rendered was $44.2 million, or 29.9%, of service revenues, compared with $42.2 million, or 31.1%, of service revenues, during 2011.

Research and development costs net decreased to $68.7 million in 2012 from $81.4 million in 2011. This reflected certain cost cutting measures taken by the Company towards the end of 2011, including scaling back some research and development projects to align its research and development costs to anticipated lower revenue levels. Nevertheless, the Company continued to invest significant sums in developing new and innovative technologies and does not believe that the period over period reductions in research and development expenditures weakened its competitive position in the short term or will do so in the longer term. During 2012, the Company received $1.8 million (compared with $2.0 million received in 2011) in royalty-free participations in its research and development expenditures from the Israeli Government and from a European Union sponsored consortium.

Selling, general and administrative expenses were $69.1 million (which excludes $4.0 million costs associated with the Korean Matter after taking into account receipts from the Company’s insurance carriers), compared to $70.5 million in 2011. This was partly attributable to the lower levels of investment by the Company in its sales and marketing activities as a result of the decrease in product revenues for 2012. The costs associated with the Korean Matter were $5.6 million, net of $1.6 million in recoveries from insurance companies, and were recorded in selling, general and administrative expenses.

Equity earnings in Frontline were $6.8 million compared with $7.2 million in 2011, a decrease of 6.5%.

At September 30, 2012, in light of the extended downturn in the FPD industry noted above, the Company tested whether the intangible assets acquired as part of the PDI Acquisition should be impaired, based on cash flow projections and fair value estimates. As a result, an impairment charge of $30.1 million was recorded in the third quarter of 2012. For further information concerning the impairment charge, see Item 5 - Critical Accounting Policies and Estimates - Long-lived and Intangible Assets.

The amortization of other intangible assets, primarily attributable to the PDI Acquisition, decreased during 2012 to $9.9 million from $12.3 million in 2011. For further information concerning amortization expenses for 2012, 2011 and 2010, see Item 5 - Operating and Financial Review and Prospects - Critical Accounting Policies and Estimates - Long-lived and Intangible Assets.

In accordance with accounting guidance, the Company performed its annual evaluation of the goodwill of each reporting unit on September 30, 2012, as a result of which there were not any goodwill impairment charges recorded in 2012.

Net financial expenses totaled $5.1 million in 2012, compared with net financial expenses of $6.6 million in 2011. This decrease reflects the lower debt service payment obligations to Discount Bank, which totaled $3.4 million in 2012, compared with $4.7 million in 2011, as well as an increase in interest income received on cash and short term bank deposits, offset by foreign exchange losses. In 2012, the Company incurred $0.1 million of costs in connection with factoring letters of credit, compared with costs of $0.4 million incurred in 2011.

Income tax expense for 2012 was $0.5 million, compared with income tax expense of $7.7 million in 2011. The Company’s effective tax rate for 2012 was 0% compared to 14.5% in 2011. Generally, the Company’s effective tax rate varies largely as a function of income (loss), benefits received from the State of Israel, particularly those relating to Approved Enterprises, Benefiting Enterprises or Preferred Enterprises, the split of taxable income between jurisdictions and the changes in various exchange rates to the NIS. See Item 5 - Operating and Financial Review and Prospects - Operating Results - Effective Corporate Tax Rate.

The net loss attributable to the non-controlling interests was $1.0 million for 2012 compared to net loss of $0.3 in 2011. These non-controlling interests are comprised of the minority share in the losses of OLTS as well as the approximately 10% minority interest in Orbograph.

GAAP net loss attributable to Orbotech Ltd. for the year ended December 31, 2012 was $45.6 million, or $1.05 per share, compared with GAAP net income attributable to Orbotech Ltd. of $47.3 million, or $1.16 per share (diluted), for the year ended December 31, 2011.

5.B Liquidity and Capital Resources

The Company’s equity as a percentage of its assets increased to 73.4% at December 31, 2013, compared with 68.5% at December 31, 2012.

Cash, cash equivalents, short-term bank deposits and marketable securities decreased to $218.2 million at December 31, 2013 from the $274.7 million recorded at December 31, 2012. The Company had no debt at December 31, 2013, compared with total debt at December 31, 2012 of $64.0 million (comprised of the then non-repaid portion of the Discount Bank Loan).

Cash generated from operating activities in 2013 was approximately $46.0 million. Inventories at December 31, 2013 were $93.9 million, unchanged from their December 31, 2012 levels. Net trade accounts receivable increased by $33.7 million, to $198.2 million at December 31, 2013 from $164.5 million at year end 2012. The period trade receivables were outstanding at December 31, 2013 (calculated by dividing: (A) the product of: (i) trade receivables at period end; and (ii) 365; by (B) the aggregate of the previous four quarter revenues) increased to 164 days on December 31, 2013 from 159 days on December 31, 2012. The Company did not record any significant bad debts during 2013 and its allowance for doubtful accounts was $3.9 million or 1.9% of outstanding receivables at December 31, 2013. Aggregate accounts payable and accruals increased to $99.1 million from their December 31, 2012 level of $81.1 million, primarily due to the increased business levels in 2013. Deferred income increased by $7.5 million to $24.9 million at December 31, 2013, primarily reflecting the higher levels of revenues from sales of products.

During 2013, the Company used $13.0 million for capital expenditures and expended approximately $25.8 million for share repurchases and received approximately $3.3 million from the exercise of stock options.

In 2013 the Company invested an amount of $4.0 million in OLTS. In 2012 the Company loaned OLTS an amount of $4.0 million and also provided OLTS with other resources and support. In addition, in 2010 the Company agreed to loan OLTS an amount of up to $3.0 million and in 2013 the Company agreed to loan OLTS an additional amount of up to $3.0 million (the “2010 Loan” and the “2013 Loan”, respectively). OLTS’s option to borrow amounts under the 2010 Loan and the 2013 Loan will expire on June 30, 2014 and on December 31, 2014, respectively. As of December 31, 2013, no amount had been borrowed under the 2010 Loan or the 2013 Loan. In addition, any amounts extended under all of the above mentioned loans are secured by a security interest on all of OLTS’s assets and rights, including its intellectual property. The Company may convert, at its discretion, at any time, any amounts outstanding under these loans into equity interest units of OLTS.

A portion of OLTS’s equity interest is held by the two developers of certain of OLTS’s technology. The Company granted each of these two developers a certain put option to sell a portion of his holdings in OLTS to the Company. At December 31, 2013, these put options had been exercised in full. The purchase price paid by the Company upon the exercise of each put option was based on the Company’s valuation of OLTS used in the framework of equity investments in OLTS prior to exercise of the put option. During 2013, 2012 and 2011, the Company paid the developers a total of approximately $0.3 million, $0.7 million and $0.7 million, respectively, in cash in connection with the exercise of these put options, recorded as research and development expenses. In addition, each of the two developers was granted an additional put option to sell his holdings in OLTS to, at the Company’s election, the Company and/or OLTS. These additional put options shall become exercisable starting in 2015, subject to the achievement of a certain financial milestone by OLTS. The purchase price to be paid by the Company upon the exercise of this put option shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. There is a limit on the number of equity interest units that the two developers may require the Company to purchase, upon exercise of these put options, each year. These put options shall expire upon the earlier of an initial public offering, merger and acquisition transaction or a third party investment in OLTS that results in such third party holding at least 5% of OLTS’s equity interest.

As a result of the Company’s expenditures, commitments and purchase of equity interests, the Company increased its ownership percentage of OLTS to approximately 79.25% on a fully diluted basis as of December 31, 2013.

In 2011 and 2013, the Company through its venture capital fund, Orbotech Technology Ventures L.P., invested a total of $3.5 million in PixCell Medical Technologies Ltd. (“PixCell”) and paid other shareholders of PixCell a total of $0.25 million, in consideration for approximately 35% (on a fully diluted basis) of the share capital of PixCell, an Israeli company developing diagnostic equipment for point-of-care hematology applications, in particular low cost, high speed complete blood count and hemoglobin level tests. In 2014, the Company expects to purchase additional shares from shareholders of PixCell for a further amount of $0.25 million. The Company is entitled to invest additional amounts and to purchase additional shares from PixCell’s other shareholders in consideration for an aggregate amount of approximately $8.5 million, following which the Company would be expected to hold approximately 67% (on a fully diluted basis) of the share capital of PixCell and, subject to its continuous investment in PixCell, the Company will also have the right to acquire 100% of the share capital of PixCell. In the event the Company invests the entire $8.5 million as aforesaid, then subject to certain terms and conditions (including the achievement of a certain financial milestone) the Company will be required to acquire 100% of the share capital of PixCell.

As part of the Discount Bank Loan and as security for the repayment thereof, Orbotech Ltd. created a floating charge on all of its assets and a fixed charge was created on the shares of PDI held by Orbotech, Inc. In addition, Orbotech Ltd. also has an approved credit risk limit of up to an aggregate amount of $22.0 million granted to it by Hapoalim. To secure this credit risk, in 2010, Orbotech Ltd. issued a debenture in favor of Hapoalim under which an additional floating charge was created on all of Orbotech Ltd.’s assets.

In February 2013, Orbotech Ltd. prepaid part of the Discount Bank Loan. In connection with the partial prepayment of the Discount Bank Loan and as a precondition thereto, Orbotech Ltd. entered into letters of agreement with Discount Bank and with Hapoalim pursuant to which the above floating charges and the debenture in favor of Hapoalim were cancelled and replaced with negative pledges to each of Discount Bank and Hapoalim (collectively, the “Negative Pledges” and each, a “Negative Pledge”). The Negative Pledges provide that Orbotech Ltd. may not create any charges, except for certain specified permitted charges on fixed assets in connection with the financing of their purchase and on documents in connection with the import or export of goods in connection with the financing of such import or export transaction, and may not sell or otherwise dispose of its assets other than in the ordinary course of business. On December 23, 2013, Orbotech Ltd. completed repayment of the entire Discount Bank Loan and on January 22, 2014, the fixed charge created on the shares of PDI held by Orbotech, Inc. was cancelled.

Certain Non-GAAP Information

Non-GAAP net income from continuing operations for 2013 was $47.5 million, or $1.10 per share (diluted), compared with non-GAAP net income from continuing operations for 2012 of $2.3 million, or $0.05 per share (diluted). The below table (the “Reconciliation”) reconciles GAAP to non-GAAP results from continuing operations for the years ended December 31, 2013, 2012 and 2011.

In this Annual Report, the Company presents certain non-GAAP measures, including non-GAAP net income and non-GAAP earnings per share, which are described in the Reconciliation. Each measure presented below excludes charges or income, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles; (iii) restructuring and asset impairments; (iv) loss (gain) from discontinued operations; (v) share in losses of associated company; and (vi) tax credits relating to the above items, in each case, as described in more detail in the Reconciliation.

Management regularly uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. None of these non-GAAP measures is prepared in accordance with GAAP and they may differ from non-GAAP measures reported by other companies. The Company believes that these measures enhance investors’ ability to review and understand trends in the Company’s business from the same perspective as management and understand covenant compliance. The Company believes its presentation of some of these non-GAAP measures facilitates comparisons between periods because they exclude certain financial expenses. However, the non-GAAP measures presented are subject to limitations as analytical tools, and are not meant to be considered in isolation or as a substitute for the comparable GAAP measures to which they are reconciled. They should be read only in conjunction with the Consolidated Financial Statements, which are prepared in accordance with GAAP, except as otherwise described therein. Some of the limitations of the Company’s non-GAAP measures are:

•	they do not include equity-based compensation, as further described below, and certain other non-cash charges;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and non-GAAP measures do not reflect any cash requirements for such replacements;

•	they do not reflect every cash expenditure, such as tax payments, that are required to be paid in cash and could be material to the Company;

•	they do not reflect changes in, or cash requirements for, working capital needs;

•	they do not reflect the impact of income or charges resulting from matters the Company considers not to be indicative of its ongoing operations; and

•	other companies may calculate these measures differently than Orbotech does, limiting their usefulness as a comparative tool.

The effect of equity-based compensation expenses has been excluded from the non-GAAP net income measure. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity based compensation expenses are expected to recur in future periods.

The effects of amortization of intangible assets and impairment charges have also been excluded from the non-GAAP net income measure. These items are inconsistent in amount and frequency and are significantly affected by the timing and size of acquisitions. The use of intangible assets contributed to revenues earned during the periods presented and will also contribute to future period revenues. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. Although these expenses are non-recurring with respect to past acquisitions, these types of expenses will generally be incurred in connection with any future acquisitions.

Reconciliation of GAAP to Non-GAAP Results from Continuing Operations

	Year ended December 31
	2013	2012	2011
	U.S. dollars in thousands (except per share data)
Reported operating income (loss) on GAAP basis	$47,531	$(40,796)	$60,097

Equity based compensation expenses	3,182	3,070	3,728

Restructuring charges		5,063
Amortization of intangible assets	4,041	9,907	12,304
Impairment of intangible assets		30,142

Non-GAAP operating income	$54,754	$7,386	$76,129
Reported net income (loss) attributable to Orbotech Ltd. on GAAP basis	$40,001	$(45,579)	$47,339

Equity based compensation expenses	3,182	3,070	3,728
Restructuring charges, net of tax credit		4,593
Amortization of intangible assets	4,041	9,907	12,304
Impairment of intangible assets		30,142
Loss (income) from discontinued operations, net of tax			(1,363)
Share in losses of associated company	252	165	179

Non-GAAP net income from continuing operations	$47,476	$2,298	$62,187

Non-GAAP net income from continuing operations per share - diluted	$1.10	$0.05	$1.52

Shares used in non-GAAP net income per share calculation	43,253	44,071	40,816

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, it sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. During 2013, the Company sold approximately $19.0 million of these instruments.

The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from changes in foreign currency exchange rates. The use of such instruments does not expose the Company to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Euros). See Item 11 - Quantitative and Qualitative Disclosures About Market Risk. The Company’s policy in utilizing these financial instruments is to protect the Dollar value of its cash, cash equivalent and marketable securities assets rather than to serve as a source of income.

The Company is not aware of any material commitments for capital expenditures in the future and believes that its cash and cash equivalents available as of December 31, 2013 and funds generated from operations will be sufficient to meet its working capital requirements for the next twelve months.

5.C Research and Development, Patents and Licenses, etc.

(a) Research and Development Policy

The Company places considerable emphasis on research and development projects designed to upgrade its existing product lines and to develop new technologies and additional industrial and service applications of its existing technologies. Research and development expenses are incurred prior to the time that revenue is generated from new products. It may take many years to realize the benefit of research and development expenses, if any is realized at all. As of December 31, 2013, 401 employees were engaged primarily in research and development for the Company.

The following table shows the total research and development expenditures of the Company and participations in such expenditures (mainly by the Government of Israel) for the periods indicated:

	Year ended December 31,
	2013	2012	2011
	(in thousands)
Internally-funded research and development expenditures	$72,736	$70,524	$83,338
Governmental participations	3,163	1,821	1,985

Total outlay for research and development	$69,573	$68,703	$81,353

The governmental participations in the year ended December 31, 2013 represent funding of $2.0 million by the OCS through a royalty-free program for the development of generic technologies and of $1.2 million by European sponsored sources.

Israeli Government consent is required to manufacture products developed with OCS participations outside of Israel and to transfer to third parties know-how developed through projects in which the Israeli Government participates. Such restrictions do not apply to the export from Israel of the Company’s products developed with such know-how.

Israeli Government consent for the manufacture of products developed with OCS participations outside of Israel, if granted, is generally conditioned on an increase in the total amount to be repaid to the OCS, to up to 300% of the dollar value of the grant plus applicable interest. The specific increase within this ceiling would depend on the extent of the manufacturing to be conducted outside of Israel. Israeli Government consent for the transfer of know-how developed through projects in which the Israeli Government participates and any right derived therefrom, outside of Israel, if granted, is generally conditioned on a redemption payment which is calculated according to a formula set forth in the Israeli Encouragement of Research and Development in Industry Law, 1984 as amended, and regulations promulgated thereto (the “Research Law”), but not more than six times the total amount of grants received under the Research Law and from the OCS in general, plus applicable interest.

(b) Intellectual Property

To safeguard its proprietary product design and technology, the Company relies, in part, on patent, trade secret, trademark and copyright law, as well as technical safeguards. Proprietary software is generally protected under copyright law. Additionally, the Company relies upon trade secrets and regularly enters into non-disclosure agreements with its employees, subcontractors and potential business associates. According to the Company’s records as of January 31, 2014, at that date the Company held 116 United States patents, and 163 corresponding non-United States patents, and had 40 United States patent applications, and 190 non-United States patent applications, pending.

Notwithstanding the above, there can be no assurance that any patent owned or licensed by the Company will not be invalidated, designed around, challenged, infringed or licensed to others, that any of the Company’s pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all, or that non-disclosure agreements will not be breached. In addition, patent coverage may not be extended to all countries, and effective copyright and trade secret protection may be unavailable or limited in certain countries. There can also be no assurance that the steps taken by the Company will prevent misappropriation of its technology. It is also possible that technology developed by the Company may be infringing on patents or other rights held by others. The Company has received in the past, and may in the future receive, communications asserting that the technology used in some of its products requires third-party licenses. Any infringement claims, whether or not meritorious, could result in costly litigation or arbitration and divert the attention of technical and management personnel. Any adverse outcome in any litigation alleging infringement could result in the loss of proprietary rights, require the Company to develop non-infringing technology or enter into royalty or licensing agreements (which it may not be successful in achieving) or prevent the Company from manufacturing or selling its products.

The Company has in the past received and may receive in the future notifications from customers with respect to possible indemnification or other action by the Company in connection with intellectual property claims resulting from use of the Company’s products. The Company typically undertakes, subject to various contractual conditions and other limitations, to defend intellectual property claims against customers arising from the purchase and use of its products. The Company’s obligations under these agreements generally provide that the Company may, at its option, either obtain the right to continue using the products or modify them and, in some cases, take back the products with a refund to the customer. To date, no demands have been made by customers seeking indemnification against the Company with respect to intellectual property claims, which have had any material effect on the Company’s business and results of operations. However, the Company has agreed to cover the legal costs of certain intellectual property litigation in China. See Item 3 - Key Information - Risk Factors and Item 8 - Financial Information - Legal Proceedings.

Although the Company continues actively to pursue the protection of its intellectual property in the belief that its patents have significant value, it also believes that rapid technological improvement and factors such as the knowledge and experience of the Company’s management personnel and employees and their continued ability to define, develop, enhance and market new products and services afford additional protection which may, in some instances, exceed patent protection.

5.D Trend Information

Industry conditions affecting the Company’s business were challenging during 2012, but improved beginning in 2013. The Company anticipates moderate further improvement in 2014, particularly in the level of FPD investment in China. The Company continued to be affected by the ongoing uncertainty and weakness in global economic conditions; however, this was more evident during the first half of 2013 than in the latter part of the year. The slowdown in emerging economies also negatively impacted the electronics industry in 2013 and, to some extent, the Company’s financial position and results for 2013. Conditions generally in the electronics industry, particularly in the Far East, are tied to the global economic climate and uncertainty, as well as downturns with respect thereto, all of which have negatively impacted the electronics industry and the Company’s business.

As a result of these factors, during 2013 the FPD industry experienced moderate expansion in facilities for televisions, tablets and mobile devices. The number of new FPD production lines established in 2013 was significantly larger than in 2012; but still fell far short of the 2010 and 2011 levels. Almost all new fabrication facilities were built in China. The trend towards building facilities covering both tablets and televisions continues and the addition of oxide semiconductor technology in these facilities provides new opportunities for growth, driven by increasing demand for ultra high definition televisions and higher resolution tablets. In 2013, there were also increased installations of high resolution facilities using LTPS technology, targeted at mobile devices and driven by the need for display resolutions exceeding 400 pixels per inch. Most of these new facilities were in China; however, upgrading and re-tooling of older facilities to meet current industry needs provided significant business opportunities outside of China, a trend which is continuing. Industry analysts anticipate moderate growth in demand for FPDs and increased levels of investment in capital equipment in 2014 and 2015. The Company expects that the majority of capital investment in new facilities during 2014 will occur in China, where the Company is well placed to benefit from its substantial service and support infrastructure. Manufacturers are making significant investments in OLED, oxide semiconductor and flexible display technologies and the Company intends to offer products designed to enable more efficient mass-production of these advanced displays.

Global PCB production levels did not alter significantly in 2013 as compared with 2012. The Company’s PCB business continues to be driven by demand for its yield-enhancing and production solutions, including its technologically advanced direct imaging, AOI and AOR products and digital legend printing, some of which are critical in the mass production of HDI PCBs. Industry analysts project that the PCB industry will grow in 2014, principally in the HDI and flexible PCB segments. The Company expects to record further revenues from sales of its high-speed UV laser drilling product in 2014, as PCB manufacturers become increasingly aware of the benefits offered by this product. Based on this and the other factors described above, the Company anticipates a moderate improvement in its PCB and ECM businesses in 2014 as compared with 2013, although that improvement will likely be weighted toward the latter part of 2014.

The Company believes that it will benefit from its current positioning as a provider of solutions designed to meet the production challenges associated with higher end technology, as production of PCB and FPDs expands in China and shifts to these complex devices in response to the increasing local consumer demand for electronic devices. However, as a result of this geographic trend, the Company is increasingly exposed to the risks and complexities inherent in doing business in international markets, some of which, such as those associated with the effective regulation and protection of intellectual property rights, are particularly acute in China. In addition, the Company faces continuing pricing pressure, particularly in China, as a result of competition from local manufacturers of PCB and FPD inspection equipment.

The Company’s gross profit margin during 2013 was approximately 43.5%. The Company expects to face sustained pricing pressure, stemming mainly from competitive factors; however, it believes that the positive effects of its cost reduction steps, introduction of new products and increased profitability for certain services, will lead to stable margins in its business during 2014 as compared with 2013. As a result of the growth in sales, the Company’s installed base continues to expand and consequently service revenues are expected to increase as well.

The Company’s financial results reflect the impact of the strength of the NIS during 2013, since a part of its expenses are in NIS while the majority of its revenues are in Dollars. Because the Company’s headquarters as well as certain of its research and development and manufacturing facilities are in Israel, its financial results will continue to be impacted by the relative value of the NIS, principally against the Dollar. Although the Company has undertaken cost cutting measures, there are limits as to how much it is able to mitigate the impact of a strong NIS relative to the Dollar. The Company expects the NIS to retain its strength relative to the Dollar for the foreseeable future.

The solar energy industry is anticipated to continue to grow in 2014, particularly in the United States and emerging markets such as South America and the Middle East, while Europe is expected to continue its consolidation trend that began in 2012 and China and Japan are expected to continue to show strong growth in this sector. In particular, projects to provide additional capacity in photovoltaic solar power are expected to be announced and completed over the next several years. Industry analysts expect a surge in projects to be completed by the end of 2016, when the applicable tax credits in the United States will decrease.

In July 2013, the Company announced an internal reorganization. Some of the Company’s research and development activities are now conducted within the Global Product Organization unit, which is focused on developing and implementing the Company’s short and long term research and development strategy and on better positioning Orbotech to pursue new business opportunities. This organizational change has been designed ultimately to benefit customers by improving the time to market for new and innovative products that will enable customers to meet increasingly difficult challenges in the manufacture of sophisticated electronic components and devices.

As part of this reorganization, the Company also established a Strategy and Business Development unit focused towards capitalizing on growth opportunities in new areas that are complementary to the Company’s strength as a leader in digital production and yield-enhancing solutions for manufacturers of PCBs, FPDs and other electronic components. This unit will identify and pursue strategic initiatives, including acquisitions of related businesses, expand product offerings to existing PCB and FPD customers, enter new industries and broaden and develop character recognition, artificial intelligence and related forms processing software platforms. The unit is intended to enable Orbotech to leverage its core technological competencies and its global infrastructure to expand into new growth areas. Although the Company selectively pursues strategic opportunities, some or all of these transactions may not be announced in the foreseeable future, or at all, and the Company may not consummate these transactions even following their announcement. For a discussion of the risks associated with strategic initiatives, see Item 3 - Key Information - Risk Factor (l).

5.E Off-Balance Sheet Arrangements

The Company does not use off-balance sheet arrangements or transactions with unconsolidated, limited-purpose entities to provide liquidity, financing or credit support or to engage in leasing, hedging or research and development activities or which would expose the Company to liability that is not reflected on the face of its financial statements. The Company is not a party to any ‘off-balance sheet arrangements’ which are required to be disclosed under this Item 5.E of Form 20-F.

5.F Tabular Disclosure of Contractual Obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2013:

	(Dollars in millions)
	Payment due
	Total	At December 31, 2013	in 2014	2014 - 2016	2017 - 2018	2019 and beyond
Contractual Obligations:
Operating leases	42.6	42.6	9.0	21.5	8.1	13.0
Purchase obligations	86.8	86.8	76.9	86.8	—	—

Total	129.4	129.4	85.9	108.3	8.1	13.0

Operating lease obligations represent commitments under various commercial facility and vehicle leases. Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business. The Company is not a party to any capital leases.

The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $20.6 million at December 31, 2013, of which $17.2 million was classified as long-term liabilities and $3.4 million was classified as short-term liabilities. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these uncertain tax position obligations are not included in the table above.

5.G Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Items 5.E and F.

Item 6.	Directors, Senior Management and Employees

6.A Directors and Senior Management

As of January 31, 2014, the directors, the Chief Executive Officer, the President and Chief Operating Officer, the Executive Vice President and Chief Technology Officer, the Corporate Vice President and Chief Financial Officer and the Corporate Secretary of the Company were as follows:

Name	Date of Birth	Director Since	Position with the Company
Yochai Richter (1)	September 17, 1942	1992	Active Chairman of the Board of Directors of the Company (the “Board”); Class I Director
Dr. Michael Anghel (2)(3)	January 13, 1939	2008 (4)	Chairman of the Audit Committee of the Board and Chairman of the Remuneration Committee of the Board; External Director
Yehudit Bronicki (2)	December 29, 1941	2000 (5)	Class III Director
Raanan Cohen	April 1, 1955	2014 (6)	Director
Dan Falk (2)(7)(8)	January 12, 1945	1997	Chairman of the Nominating Committee of the Board; Class II Director
Avner Hermoni (2)(7)	December 4, 1947	2012	External Director
Dr. Jacob Richter (1)	December 24, 1945	2012 (9)	Class III Director
Eliezer Tokman (2)(10)	May 13, 1950	2007	Class I Director
Prof. Shimon Ullman (2)(11)	January 28, 1948	1992	Class II Director
Arie Weisberg (2)	October 19, 1950	2010	Class III Director
Asher Levy	February 15, 1959		Chief Executive Officer
Amichai Steimberg	May 25, 1962		President and Chief Operating Officer
Dr. Abraham Gross	April 29, 1951		Executive Vice President and Chief Technology Officer (12)
Doron Abramovitch	September 29, 1968		Corporate Vice President and Chief Financial Officer
Michael Havin	December 14, 1958		Corporate Secretary

The above table should be read in conjunction with Item 6 - Directors, Senior Management and Employees - Board Practices - Membership of Board; External Directors; Independent Directors; Financial Experts.

(1)	Yochai Richter and Dr. Jacob Richter are brothers.

(2)	‘Independent director’ as defined in the Nasdaq listing standards.

(3)	Member of the Audit Committee of the Board and the Remuneration Committee of the Board (the “Audit Committee” and the “Remuneration Committee”, respectively).

(4)	Dr. Anghel also served as a director of the Company between April 1, 1986 and October 27, 1992 and between November 19, 1992 and June 25, 2006. Between June 21, 2000 and June 25, 2006, Dr. Anghel served two terms as an external director, the second of which expired on June 25, 2006. He was re-elected as an external director commencing on September 18, 2008, and again commencing on June 26, 2011.

(5)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.

(6)	For information about Mr. Cohen’s appointment to the Board in 2014, see below - Board Practices - Membership of Board; External Directors; Independent Directors; Financial Experts.

(7)	Member of the Audit Committee, the Remuneration Committee and the Nominating Committee of the Board (the “Nominating Committee”).

(8)	Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC.

(9)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993 and between September 29, 1997 and February 11, 2009.

(10)	Member of the Remuneration Committee.

(11)	Member of the Nominating Committee.

(12)	Dr. Gross is currently on unpaid leave of absence until October 2014, at which time he is expected to return to the Company.

*            *             *            *            *            *             *            *            *             *

Yochai Richter has been the Active Chairman of the Board since May 8, 2006, and was the Chief Executive Officer of the Company from November 2002 to May 8, 2006. He was the President and Chief Executive Officer from November 1994 to November 2002 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was among the founders of Orbot and served as a member of the board of directors and as a managing director of that company from its organization in 1983 until the Merger. He received his degree in mathematics from the Technion-Israel Institute of Technology (the “Technion”) in Haifa in 1972.

Dr. Michael Anghel is a member of the board of directors of Partner Communications Company Ltd. and Syneron Medical Ltd., both of which are Israeli Nasdaq-listed companies. He is also a director of the Strauss-Group Ltd., Dan Hotels Corporation Ltd, Evogene Ltd. and BioLineRx Ltd., all of which are Israeli companies listed on the Tel Aviv Stock Exchange (the “TASE”). Dr. Anghel is chairman of the board of directors of the Israeli Center for Educational Technology. From 2004 to 2005, he served as the president and chief executive officer of Discount Capital Markets Ltd. In 1999, he founded CAP Ventures Ltd., and served as its managing director from 1999 to 2004. From 1977 to 1999, he served as director and senior manager of Discount Investment Corporation Ltd. Dr. Anghel has been instrumental in founding several major Israeli communications operating companies as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a full-time member of the faculty of the Graduate School of Business Administration of Tel Aviv University and currently serves as chairman of Lahav, its Executive Program. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University of Jerusalem (the “Hebrew University”) and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

Yehudit Bronicki has, since 1991, been the managing director of Ormat Industries Ltd. (“Ormat”), an Israeli company, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki is the chief executive officer, and a member of the boards of directors, of Ormat Technologies, Inc. (“Ormat Technologies”), a subsidiary of Ormat and a Delaware New York Stock Exchange-listed company, and its subsidiaries. She served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

At its meeting held on December 30, 2013, the Board appointed Raanan Cohen as a member of the Board, effective as of January 1, 2014, to hold office until the 2014 annual general meeting of shareholders, but did not designate him into any class. Mr. Cohen currently serves as the chief executive officer of EyeWay Vision Ltd., an Israeli company, as a member of the board of directors of Nova Measuring Instruments Ltd. (“Nova”), an Israeli Nasdaq-listed company and on the boards of directors of a number of privately-held companies. He was the President and Chief Executive Officer of the Company from July 2009 to December 31, 2012, and served as Chief Executive Officer from May 2006 to June 2009. From November 2002 to May 2006, he was Co-President for Business and Strategy, and from January 2000 to November 2002, he served as Executive Vice President and President of the Printed Circuit Board Division. From September 1997 to January 2000, he was the president and chief executive officer of Orbotech, Inc. From January 1994 to September 1997, he was the Vice President for the PCB-AOI Product Line and, from 1991 to January 1994, was the PCB product line manager of Orbot and, after consummation of the Merger, of the Company. He joined Orbot in 1984, where he held various programming and product and project management positions until 1991. Prior to joining Orbot, he held positions as a programmer at Telrad Networks Ltd. He received a bachelor’s degree in computer science from the Hebrew University.

Dan Falk serves as a member of the boards of directors of Nice Systems Ltd. (“Nice”), Attunity Ltd. and Nova, all of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also chairman of the board of directors of Orad Hi-Tec Systems Ltd., an Israeli company listed on the Frankfurt Stock Exchange. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company. He was Executive Vice President of the Company from August 1995 to July 1999 and, between June 1994 and August 1995, served as its Executive Vice President and Chief Financial Officer. Prior thereto, he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years’ experience in finance and banking, including senior positions at Discount Bank, prior to joining Orbot.

Avner Hermoni has, since 2007, served as chief executive officer of NaanDanJain Irrigation Ltd., an Israeli company. From 2003 to 2005, he was chief operations officer of Nice and, from 2000 to 2003, was chief executive officer of Shiron Satellite Communications Ltd. From 1997 to 1999, he simultaneously held the positions of president at Kulicke & Soffa (Israel) Ltd. and corporate vice president at Kulicke & Soffa Industries, Inc., a Nasdaq-listed company. From 1990 to 1997 he served as president of Orbot Instruments Ltd. From 1986 to 1989 he served as co-managing director of Orbot’s subsidiary in Belgium. Mr. Hermoni holds a bachelor’s degree in economics from the University of Haifa.

Dr. Jacob Richter serves as the chairman of the board of directors and chief technology officer of Medinol Ltd., an Israeli company, and has been a director of that company since 1993 and also serves on the boards of directors of a number of other privately held companies. He was managing director of Marathon - Capital Development Fund Ltd., an Israeli venture capital fund, from 1992 to 1994, and was director of marketing of Orbot from January 1992 until consummation of the Merger. Previously, he was director of new product development of Orbot from January 1990 until 1992, and director of product development of Orbot from 1986 until 1990. Prior to joining Orbot he was head of research and development of the Israeli Air Force. He holds a doctorate in brain research from Tel Aviv University and has worked as a post-doctoral and research fellow at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology (“MIT”).

Eliezer Tokman currently serves as the chief executive officer of Siemens Israel and on the boards of directors of a number of privately-held companies. From 2001 to 2002, he served as senior vice president at Philips Medical Systems responsible for business integration, and from 1998 to 2001, he was employed by Marconi Medical Systems in the positions of senior vice president for product strategies and director of global computed tomography (CT) engineering. From 1977 to 1998, Mr. Tokman was employed within the Elscint group of companies in a variety of managerial roles, including as president of Elscint America and general manager of the CT division. Mr. Tokman holds a bachelor’s degree in electrical engineering from the Technion.

Prof. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute of Science and served as head of that department from 1994 to 2003. He was the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and of the Company following the Merger until 2005. Between 1986 and 1993 Prof. Ullman was a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003, he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc. Prof. Ullman is a member of the Israel Academy of Sciences and Humanities and was the 2008 recipient of the international Rumelhart award in human cognition.

Arie Weisberg serves as a member of the board of directors of Lumenis Ltd., an Israeli Nasdaq-listed company, Plastopil Hazorea Company Ltd., an Israeli TASE-listed company, Advanced Vision Technology Ltd., an Israeli company listed on the Frankfurt Stock Exchange, and Metzerplas Cooperative Agricultural Organization Ltd. He also acts as a consultant to various companies. From May 2006 to June 2009, he was President and Chief Operating Officer of the Company. From November 2002 to May 2006, he was Co-President for Global Resources, and from August 2000 to November 2002 he served as Executive Vice President for Global Resources. From January to August 2000, he was Corporate Executive Vice President for Global Resources and Chief Financial Officer. From August 1995 to January 2000, he was Corporate Vice President for Finance and Administration and Chief Financial Officer. From January 1993 to August 1995, he was co-general manager of Orbotech S.A. and from July 1991 to January 1993, he was director of finance and operations of Orbot’s subsidiary in Belgium. Prior to joining Orbot he was, from 1988 to 1991, general manager of Sinus Ltd., a manufacturer of internal combustion valves, and from 1984 to 1988, he was west region general manager of Solcoor Inc. He received his bachelor’s degree in agricultural economics from the Hebrew University.

Asher Levy has been the Chief Executive Officer of the Company since January 1, 2013, and served as President Global Business from June 2010 to December 2012, and as Deputy Chief Executive Officer - Global Business from July 2009 to May 2010. From July 2006 to June 2009, he served as Executive Vice President for Business and Strategy, prior to which he had, from November 2002 to July 2006, served as Corporate Vice President and President of the Printed Circuit Board Division. From November 2000 to October 2002, he served as the managing director of Orbotech Technology Ventures, the wholly-owned venture capital fund of the Company, and from June 1997 to July 2000, he served as the President of Orbotech Pacific Ltd. He joined Orbot in 1990, and between that time and 1997 he held various managerial and marketing positions with Orbot and, following the Merger, with the Company, including vice president for sales and marketing at Orbotech, Inc. Prior to joining Orbot, Mr. Levy worked for Digital Equipment Corporation. Mr. Levy holds a bachelor’s degree in industrial engineering and management from Ben-Gurion University of the Negev in Israel and a master’s degree in business administration from Tel Aviv University. He is a graduate of the advanced management program at Harvard Business School.

Amichai Steimberg has been the President and Chief Operating Officer of the Company since January 1, 2013, and served as Chief Operating Officer from June 2010 to December 2012, and as Deputy Chief Executive Officer - Global Finance and Operations from July 2009 to May 2010. From May 2006 to June 2009, he served as Executive Vice President and Chief Financial Officer, prior to which he had, from August 2000 to May 2006, served as Corporate Vice President for Finance and Chief Financial Officer. From January 1997 to July 2000, he served as the Executive Vice President of Orbotech, Inc., and from 1995 to January 1997, he served as that company’s Vice President Finance and Operations. Prior to joining Orbotech, Mr. Steimberg was Chief Financial Officer of Orbot Instruments Ltd. Mr. Steimberg obtained his bachelor’s degree in agricultural economics and business administration from the Hebrew University.

Dr. Abraham Gross has been Executive Vice President and Chief Technology Officer since May 2006. Commencing on October 13, 2012, he has been on a period of leave of absence from the Company which is expected to last until October 2014, during which he is serving as the Deputy Chief Scientist of the OCS. From 2000 to May 2006, he served as Chief Scientist of the Company. From 1998 to 2000, during a leave of absence from Orbotech, he served as the chief engineer of Microvision, Inc., a Seattle-based company. Prior to 1998, and since joining the Company in 1985, Dr. Gross held various managerial and research positions, in the course of which he has been involved in the research and development of optical techniques for testing and inspection of electronic materials, laser plotter technologies and laser matter interaction. Dr. Gross has authored numerous scientific publications in the field of electro-optics and optical engineering. He received both his bachelor’s and master’s degrees in physics from the Technion, and holds a doctorate in physics and atmospheric sciences from Drexel University.

Doron Abramovitch has been Corporate Vice President and Chief Financial Officer since May 1, 2011. Prior to joining Orbotech, from April 2010 to April 2011, Mr. Abramovitch served as senior executive vice president and chief operating officer of Bagir Group Ltd. (“Bagir”), until 2007 an Israeli TASE-listed company, where he was responsible for worldwide operations. From 2005 to April 2010, he served as chief financial officer of Bagir and, from April 2009 to April 2011, as chief executive officer of Bagir’s German subsidiary. Prior to joining Bagir, Mr. Abramovitch served, from 2000 to 2005, as chief financial officer and, from 2004 to 2005, as chief executive officer and chief financial officer, of Phytech Technologies (2000) Ltd., then an Israeli TASE-listed company. Mr. Abramovitch is a certified public accountant and received a bachelor’s degree and his master’s degree in business administration from Tel Aviv University.

Michael Havin has been Corporate Secretary since August 1996. Prior to joining the Company he practiced as a commercial attorney in Jerusalem from 1991 to 1995 and in Melbourne, Australia, from 1983 to 1989. He is qualified to practice law both in Israel and in Australia and holds bachelor of laws and bachelor of arts degrees from Monash University in Melbourne.

The Articles of Association of the Company (the “Articles”) provide that a director may, by written notice to the Company, appoint another person to serve as an alternate director provided that such appointment is approved by a majority of the directors then in office, and that such appointing director may remove such alternate. Any alternate director shall be entitled to notice of meetings of the Board and of relevant committees and to attend and vote accordingly, except that the alternate has no standing at any meeting at which the appointing director is present or at which the appointing director is not entitled to participate as provided in the Companies Law. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the earlier of (i) the appointing director ceasing to be a director; (ii) the appointing director terminating the appointment; or (iii) the occurrence, with respect to the alternate, of any of the circumstances under which a director shall vacate his or her office. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director, as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. Under the Companies Law, external directors cannot generally appoint alternate directors, and a person who is not qualified to be appointed as an ‘independent’ director may not be appointed as an alternate to an independent director. See Membership of Board; External Directors; Independent Directors; Financial Experts below with respect to independent directors. At present, there are no appointments of alternate directors in effect.

The Articles also provide that the Board may delegate any, or all, of its powers to one or more committees of the Board, and may entrust to and confer upon a managing director such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated and may be exercised only by the Board.

Yochai Richter and Dr. Jacob Richter are brothers. Other than that, there are no family relationships among any of the directors. None of the directors is elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

6.B Compensation

The following table sets forth, as a group, for all persons who were, at any time during 2013, Office Holders (as defined below) of the Company, all remuneration paid or accrued by the Company in respect of the fiscal year ended December 31, 2013:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for stock options, Restricted Shares and RSUs
2013 Office Holders as a group (consisting of 22 persons) (1)	$6,727,677	$555,955	$1,117,700

(1)	In addition to the ten members of the Board, the Company considers 12 other individuals, including its Chief Executive Officer, its President and Chief Operating Officer and its Corporate Vice President and Chief Financial Officer, to have been Office Holders in 2013. Two of these 22 individuals were no longer Office Holders as at December 31, 2013.

(a) Approval Required for Office Holders’ Compensation

Prior to an amendment to the Companies Law which became effective on December 12, 2012 (the “2012 Amendment”), arrangements with respect to the terms of office and employment of Office Holders required the approval of the audit committee and of the board of directors and, with respect to the terms of office and employment of directors, also the approval of the shareholders by a simple majority. Following the 2012 Amendment, public companies are required to appoint a remuneration committee that meets certain independence criteria as described below, and that replaces the audit committee with respect to the approval of these matters.

The term ‘Office Holder’ as defined in the Companies Law includes a general manager, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer (“Office Holder”). As at January 31, 2014, in addition to the ten members of the Board, the Company considers 12 other individuals, including its Chief Executive Officer, its President and Chief Operating Officer and its Corporate Vice President and Chief Financial Officer, to be Office Holders.

Pursuant to the 2012 Amendment, any arrangement between a public company and an Office Holder of the company as to such Office Holder’s terms of office and employment, including exemption and release of the Office Holder from liability for breach of his or her duty of care to the company, an undertaking to indemnify the Office Holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid (“Terms of Office and Employment”), now generally requires the approval of the company’s remuneration committee and the board of directors and, with respect to directors and the chief executive officer, also the company’s shareholders.

In addition, pursuant to the 2012 Amendment, public companies are required to adopt a compensation policy meeting the provisions of the Companies Law, and any arrangements with respect to the Terms of Office and Employment of Office Holders must generally be consistent therewith. The compensation policy must be approved by the company’s board of directors, after considering the recommendations of the remuneration committee. In addition, the compensation policy needs to be approved by the company’s shareholders by a simple majority, provided that (i) such majority includes a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the policy, constitute two percent or less of the voting power of the company (such majority determined in accordance with clause (i) or (ii), the “Compensation Majority”).

To the extent not approved by shareholders, the board of directors may override the resolution of the shareholders following a re-discussion of the matter by the board of directors and the remuneration committee and for specified reasons.

On September 11, 2013, the Company’s shareholders adopted a compensation policy with respect to the Terms of Office and Employment of the Company’s Office Holders (the “Compensation Policy”).

The term of the Compensation Policy is not limited. However, pursuant to the Companies Law as currently in effect, a compensation policy that is for a period of more than three years generally needs to be brought for approval in accordance with the above procedure every three years.

Notwithstanding the above, the amendment of existing Terms of Office and Employment of Office Holders (other than directors), requires the approval of the remuneration committee only, if the committee determines that the amendment is not material.

Directors

Pursuant to the 2012 Amendment, any arrangement between a company and a director (including a chief executive officer who is also a director) as to his or her Terms of Office and Employment must be consistent with the compensation policy and requires the approval of the remuneration committee, the board of directors and the shareholders by a simple majority.

Under certain circumstances and conditions, the remuneration committee and the board of directors may approve an arrangement that deviates from the compensation policy, provided that such arrangement is approved by the company’s shareholders by the Compensation Majority.

Under the Companies Law and regulations promulgated pursuant thereto, the compensation payable to external directors and independent directors is subject to certain further limitations (see Item 6 - Directors, Senior Management and Employees - Compensation - Other Directors Remuneration; - Board Practices below).

Chief Executive Officer

Pursuant to the 2012 Amendment, any arrangement between a company and its chief executive officer as to his or her Terms of Office and Employment must be consistent with the compensation policy and requires the approval of the remuneration committee, the board of directors and the company’s shareholders. If the chief executive officer is not also a director of the company, shareholder approval must be made by the Compensation Majority.

Under certain circumstances and conditions, the remuneration committee and the board of directors may approve an arrangement that deviates from the compensation policy provided it is approved by the shareholders by the Compensation Majority. In addition, under certain circumstances, a company may be exempt from receiving the shareholders’ approval with respect to the Terms of Office and Employment of a candidate for chief executive officer.

In special circumstances, and provided that the chief executive officer is not also a director of the company, to the extent not approved by shareholders, the board of directors and the remuneration committee may override the resolution of the shareholders following a re-discussion of the matter and for specified reasons.

Other Office Holders

Pursuant to the 2012 Amendment, any arrangement between a company and an Office Holder (other than a director or the chief executive officer) as to his or her Terms of Office and Employment must be consistent with the compensation policy and requires the approval of the remuneration committee and the board of directors.

Under certain circumstances and conditions, the remuneration committee and the board of directors may approve an arrangement that deviates from the compensation policy, provided that such arrangement is approved by the company’s shareholders by the Compensation Majority. In addition, in special circumstances, to the extent not approved by shareholders, the board of directors and the remuneration committee may override the resolution of the shareholders following a re-discussion of the matter and for specified reasons.

(b) Remuneration of the Active Chairman of the Board

Yochai Richter has an employment agreement with the Company pursuant to which he currently serves as Active Chairman of the Board. The agreement is terminable by Mr. Richter on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his monthly salary in effect at the time of termination plus certain benefits. He is also entitled to receive severance pay in cash equal to 150% of his last monthly salary payment times the number of years employed by the Company (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause (in which case his severance payment would be between zero and half such amount).

The Audit Committee, the Board and the shareholders have approved the terms of Mr. Richter’s continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. A bonus of $400,000 will be paid to Mr. Richter in respect of 2013. Pursuant to shareholder approval, commencing from the 2010 annual general meeting of shareholders, Mr. Richter became eligible to participate in the 2005 Directors Plan (as defined below) and will, for as long as he remains the Chairman of the Board, continue to receive annual equity-based remuneration with an aggregate value equal to the lesser of $43,750 and the value of 3,750 Restricted Shares. In addition, as a continuing employee, equity awards made to Mr. Richter prior to his becoming so eligible continued to vest and become exercisable on their original terms and all such awards have now vested in full.

The above terms of Mr. Richter’s employment and service were approved prior to the 2012 Amendment. Any change to the terms described above will be subject to the approval process and other conditions set forth in the 2012 Amendment.

(c) Other Directors’ Remuneration

Under arrangements previously approved by the Audit Committee, the Board and the shareholders of the Company, and re-approved by the Remuneration Committee, the Board and the shareholders, with the approval of the Compensation Policy, each of the members of the Board who is not, or will in the future cease to be, an employee of the Company is remunerated, as of September 2008, as follows: (i) an annual payment to each such director of NIS 65,000 plus applicable value added tax (“VAT”); and (ii) participation compensation to each such director of NIS 2,500 plus VAT for every meeting of the Board or any committee thereof that the director attends. In addition: (iii) the annual payment and the participation compensation of all such directors will be adjusted bi-annually to reflect changes in the Israeli CPI in the manner provided in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Compensation Regulations”); (iv) in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the participation compensation; (v) in the event a resolution is adopted by the Board without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the participation compensation; and (vi) the annual payment shall be paid in four equal installments, and the participation compensation shall be remitted to the directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Compensation Regulations. On December 31, 2013, after adjustment as described in (iii) above, the annual payment to each non-employee director stood at NIS 73,997.92; and the meeting participation compensation to each non-employee director stood at NIS 2,846.07.

On July 14, 2005, the shareholders of the Company approved a directors’ equity remuneration plan for certain directors of the Company (the “2005 Directors Plan”), which was amended with shareholder approval at the 2010 annual general meeting of shareholders. Under the 2005 Directors Plan (as amended), and as re-approved by the Remuneration Committee, the Board and the shareholders, with the approval of the Compensation Policy, each director who is in office immediately after any annual general meeting of shareholders, including external directors and directors who are employees of the Company, but not including the Chief Executive Officer (even if a director), in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of options to purchase Ordinary Shares and Restricted Shares or RSUs, with an aggregate value equal to the lesser of $43,750 and the value of 3,750 Restricted Shares with respect to the Chairman of the Board, and with an aggregate value equal to the lesser of $35,000 and the value of 3,000 Restricted Shares with respect to each other eligible director under the 2005 Directors Plan. There is no separate reserve of shares for purposes of the 2005 Directors Plan and awards will be granted to the extent that there are sufficient Ordinary Shares reserved under the 2000 Plan, the 2010 Plan and any other equity remuneration plan of the Company. All stock-based remuneration awarded under the 2005 Directors Plan is currently granted as part of, and out of Ordinary Shares available for grant under, the 2000 Plan or the 2010 Plan. Equity awards under the 2005 Directors Plan will, to the extent that there are sufficient options available for grant under the applicable Company equity plan, be apportioned at a ratio of one Restricted Share or RSU for every 2.5 Ordinary Shares subject to an option. All awards vest in full on May 31 of the calendar year following the year in which they are granted and are otherwise generally subject to the terms of the applicable Company equity plan under which they are awarded. Options expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting of shareholders prior to the expiration of such seven-year period, a director’s term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting of shareholders; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60. Should a director not serve until the end of his or her term for any other reason (apart from death or disability - in which case the provisions of the applicable Company equity plan will apply), any options unexercised, or Restricted Shares or RSUs unvested, at the time of ceasing to serve will expire and be cancelled and forfeited immediately.

(d) Equity Awards to Directors

During the year ended December 31, 2013: (i) an option to purchase 4,941 Ordinary Shares, at an exercise price of $12.11 per share and expiring on September 10, 2020, was granted and 1,976 Restricted Shares were awarded, to the Active Chairman of the Board; and (ii) an option to purchase 3,952 Ordinary Shares, at an exercise price of $12.11 per share and expiring on September 10, 2020, was granted and 1,581 RSUs were awarded, to each other director of the Company. All of these awards were made as part of the 2005 Directors

Plan, are subject to the terms of the 2000 Plan or the 2010 Plan, as relevant, and will vest in full on May 31, 2014. For information concerning the method of calculation of the number of Ordinary Shares subject to stock options and Restricted Shares or RSUs awarded to directors under the 2005 Directors Plan, see - Other Directors’ Remuneration.

During 2013, no options to purchase Ordinary Shares were exercised by any directors of the Company. In addition, during 2013, a total of 1,956 Restricted Shares held by directors (all of which were granted during 2012) vested and a total of 14,076 RSUs, (all of which were awarded during 2012) vested.

Pursuant to shareholder approval, each of the above equity awards, as well as any other equity awards which may in the future be awarded by the Company to directors of the Company through a trustee under the 2000 Plan or the 2010 Plan, will benefit from the capital gains tax treatment (other than equity awards to Yochai Richter and Dr. Jacob Richter granted during years in which their combined holdings exceed a certain percentage, as determined pursuant to relevant Israeli tax laws) which became available as part of the 2003 Israeli tax reform (and, with respect to RSUs, pursuant to a tax ruling the Company has received from the Israel Tax Authority) and pursuant to an election made by the Company thereunder. For further information see Item 6.E - Share Ownership - The 2000 Plan.

(e) Insurance, Indemnification and Release

The Remuneration Committee, the Board and the shareholders of the Company have resolved, consistent with the Compensation Policy, to ratify and approve the purchase and the periodic renewal of insurance coverage in respect of the liability of its Office Holders and any additional or other Office Holders as may be appointed from time to time, to the maximum extent permitted by law, that will provide for up to $50.0 million in coverage and will include coverage with respect to any public offering of shares or other securities of the Company; to undertake in advance to indemnify all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time for certain matters, costs and expenses as set forth in a letter of indemnification and exemption and release approved for issuance to them; and to exempt and release to the maximum extent permitted by law all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company, including, with respect to directors, in their capacity as officers of the Company to the extent they also serve as officers of the Company, and to provide them with letters in this regard.

Following the adoption of the Compensation Policy, and consistent therewith, the Remuneration Committee and the Board resolved to similarly undertake in advance to indemnify all Office Holders of the Company (in addition to the directors and the chief executive officer of the Company) currently in office; and to similarly exempt and release to the maximum extent permitted by law all such other Office Holders of the Company currently in office, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company and to provide them with letters in this regard.

For information as to equity awards during 2013 to all Office Holders as a group, see Item 6.E - Share Ownership - Certain Information Concerning Equity Awards to Office Holders.

6.C Board Practices

(a) Membership of Board; External Directors; Independent Directors; Financial Experts

The Board consists of three classes of directors (not including external directors who do not form part of any class), with one class being elected each year at the Company’s annual general meeting of shareholders for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office (with respect to the Active Chairman, see Compensation - Remuneration of the Active Chairman of the Board). No benefits are received by the directors upon the expiration of their term of office. The external directors, who currently serve three year terms as required by Israeli law, do not form part of any class and are elected according to the Companies Law.

The three classes of directors are designated Class I Directors, Class II Directors and Class III Directors. The current terms of the Class I Directors will expire at the annual general meeting of shareholders to be held in 2014, the current terms of the Class II Directors will expire at the annual general meeting of shareholders to be held in 2015 and the current terms of the Class III Directors will expire at the annual general meeting of shareholders to be held in 2016. Mr. Yochai Richter and Mr. Eliezer Tokman are the current Class I Directors; Mr. Dan Falk and Prof. Shimon Ullman are the current Class II Directors; and Mrs. Yehudit Bronicki, Dr. Jacob Richter and Mr. Arie Weisberg are the current Class III Directors. In accordance with the Articles, any vacancies on the Board, including unfilled positions, may be filled by a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of shareholders (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles). At its meeting held on December 30, 2013, the Board, under this mechanism, appointed Raanan Cohen as a member of the Board effective as of January 1, 2014, to hold office until the 2014 annual general meeting of shareholders, but did not designate him into any class.

The Articles provide that the minimum number of members of the Board is three and the maximum number is eleven. The Board is presently comprised of ten members, two of whom were elected as external directors under the provisions of the Companies Law (discussed below); one by the shareholders at the Company’s 2011 annual general meeting of shareholders and one by the shareholders at the 2012 annual general meeting of shareholders.

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli public companies are required to appoint at least two natural persons as ‘external directors’. No person may be appointed as an external director if such person is a relative of a controlling shareholder, or if such person, a relative, partner or employer of such person, or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed, with any controlling shareholder of the company, with a relative of such controlling shareholder, at the time of the appointment, or with any entity that on or within the two years preceding the date of the person’s appointment to serve as external director, is or was controlled by the company or by a controlling shareholder of the company, or, if the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, also any affiliation, at the time of the appointment, to the chairman of the board of directors, the chief executive officer or the most senior financial officer of the company, or to a shareholder holding 5% or more of the outstanding shares or voting rights of the company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis or control, as well as service as an Office Holder.

In addition, no person may serve as an external director if: (a) the person’s other positions or activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director; (b) at the time such person serves as a non-external director of another company on whose board of directors a director of the reciprocal company serves as an external director; (c) the person is an employee of the Israel Securities Authority or of an Israeli stock exchange; (d) such person or such person’s relative, partner, employer or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has business or professional relations with any person or entity he or she should not be affiliated with, as described in the previous paragraph, unless such relations are negligible; or (e) such person received compensation, directly or indirectly, in connection with such person’s services as an external director, other than as permitted under the Companies Law and the Compensation Regulations. If, at the time of election of an external director, all other directors who are not controlling shareholders of such company or their relatives, are of the same gender, then the external director to be elected must be of the other gender.

External directors may receive compensation solely as provided for in the Companies Law and the Compensation Regulations.

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications according to criteria set forth in regulations promulgated by the Israeli Minister of Justice, provided that generally at least one of the external directors has financial and accounting expertise. The board of directors must make the determinations as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration those criteria and matters set forth in the regulations. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise as aforesaid based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. The Board has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Dan Falk qualifies as such.

External directors are elected for a term of three years at the general meeting of shareholders by a simple majority, provided that for their initial appointment such majority includes at least a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of a relationship with a controlling shareholder), who are present and voting (abstentions are disregarded), or that the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of a relationship with a controlling shareholder) who are present and voted against the election constitute two percent or less of the voting power of the company.

External directors may be re-elected to two additional terms of three years each, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred: (a) the reappointment of the external director has been proposed by one or more shareholders holding together one percent or more of the aggregate voting rights in the company, and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (i) in calculating the majority, votes of controlling shareholders or of shareholders having a personal interest in the appointment (other than a personal interest which is not the result of a relationship with a controlling shareholder) and abstentions are disregarded, (ii) the total number of votes cast by shareholders who do not have a personal interest in the appointment (other than a personal interest which is not the result of a relationship with a controlling shareholder) and who are not controlling shareholders, present and voting in favor of the appointment exceed two percent of the aggregate voting rights in the company, and (iii) the external director is not a related or competing shareholder or a relative of such shareholder, at the time of the appointment, and does not and did not have, any affiliation with a related or competing shareholder, at the time of the appointment or within the two years preceding the appointment. A ‘related or competing shareholder’ is a shareholder proposing the reappointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, if at the time of the appointment, such shareholder, a controlling shareholder thereof or a company controlled by such shareholder or by a controlling shareholder thereof, have business relationships with the company or are competitors of the company; or (b) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director, as described in the previous paragraph.

However, under regulations promulgated pursuant to the Companies Law, companies, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market and the Nasdaq Global Select Market, may elect external directors for additional terms that do not exceed three years each, beyond the three three-year terms generally applicable, provided that, if an external director is being re-elected for an additional term or terms beyond the three three-year terms: (i) the audit committee and board of directors must determine that, in light of the external director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the external director must be re-elected by the majority of shareholders described in the previous paragraph and subject to the terms specified in the Companies Law; and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders prior to their approval.

Following the termination of service of an external director, a public company, a controlling shareholder thereof and any entity controlled by a controlling shareholder, may not grant any benefit, directly or indirectly, to such external director, or to his or her relative, including, not appointing such external director, or his or her relative, as an Office Holder of such public company or of any entity controlled by a controlling shareholder of such public company, not employing such external director or his or her relative and not receiving professional services for pay from such external director or his or her relative, either directly or indirectly, including through a corporation controlled by such external director, or his or her relative, all until the lapse of two years from termination of office with respect to the external director, his or her spouse or child and until the lapse of one year from termination of office with respect to other relatives of the former external director.

Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director, and its audit committee and remuneration committee must include all external directors.

Under the Companies Law, an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duty of loyalty and the shareholders vote, by the same majority required for the appointment, to remove the external director after the board of directors’ reasoning has been brought before the shareholders and the external director has been given the opportunity to present his or her position; (ii) a court decides to dismiss the external director, upon a request of a director or a shareholder, after finding that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duty of loyalty to the company; or (iii) a court decides to dismiss the external director, upon a request of the company or a director, shareholder or creditor of the company, after finding that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

Under the Companies Law an ‘independent director’ is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the subject company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. An independent director may be removed from office in the same manner that an external director may be removed, may receive compensation solely as provided for under the Companies Law and the Compensation Regulations and, upon termination of service as an independent director, is subject to the same restrictions with respect to receipt of benefits, service as an Office Holder, employment and provision of professional services as are applicable to external directors.

Regulations promulgated pursuant to the Companies Law provide that a director in a company, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market and the Nasdaq Global Select Market, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards and who meets certain non-affiliation criteria, which are less stringent than those applicable to external directors, could be considered an ‘independent’ director pursuant to the Companies Law provided: (i) he or she has been approved as such by the audit committee; (ii) he or she has not served as a director for more than nine consecutive years; and (iii) his or her remuneration shall be the same as that applicable to external directors. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Furthermore, pursuant to these regulations, such company may reappoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, if the audit committee and the board of directors determine that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the reappointment for an additional term is to the company’s benefit.

Pursuant to the Companies Law, a public company, such as the Company, may include in its articles of association a provision providing that a specified number of its directors be independent directors or may adopt a standard provision providing that a majority of its directors be independent directors or, if there is a controlling shareholder or a 25% or more shareholder, that at least one-third of its directors be independent directors. While the Company has not included such a provision in its Articles, it believes that three of its current ten directors qualify as independent directors and an additional four of its current ten directors could qualify as independent directors under the Companies Law, including two of its current directors who have served as directors for more than nine consecutive years, if its Audit Committee and Board were to make the determination as aforesaid and seven of them would qualify as independent under Nasdaq independence standards.

A nominee for service as a director in a public company may not be elected without submitting a declaration to the company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such.

A director, including an external director or an independent director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the company to that effect immediately and his or her service as a director will expire upon submission of such notice.

There are not any directors’ service contracts with the Company providing for benefits on termination of service. For information as to the employment agreement of the Active Chairman of the Board with the Company, which provides for benefits on termination of employment, see Item 6 - Directors, Senior Management and Employees - Compensation - Remuneration of the Active Chairman of the Board.

(b) Committees of the Board

(i) Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, the majority of whom must be independent directors. The Companies Law further stipulates that the following may not be members of the audit committee: (a) the chairman of the board of directors; (b) any director employed by or providing services on an ongoing basis to the company, to a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company; (c) a director whose livelihood depends on a controlling shareholder; and (d) a controlling shareholder or any relative of a controlling shareholder.

The Companies Law further requires that: (i) the chairperson of the audit committee must be an external director; (ii) generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee’s meetings; and (iii) the quorum required for the convening of meetings of the audit committee and for adopting resolutions by the audit committee be a majority of the members of the audit committee, provided that the majority of the members present are independent directors and at least one of them is an external director.

The responsibilities of the audit committee under the Companies Law include: (a) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) with respect to certain actions involving conflicts of interest and with respect to certain related party transactions, deciding whether such actions are material actions and whether such transactions are extraordinary transactions, respectively, all for the purpose of approving such actions or transactions; (c) reviewing and deciding whether to approve certain related party transactions and certain actions involving conflicts of interest; (d) reviewing the internal auditor’s work program; (e) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has at his or her disposal the tools and resources required to perform his or her duties, considering, inter alia, the special needs of the company and its size; (f) examining the external auditor’s scope of work as well as the external auditor’s fees and providing its recommendations to the appropriate corporate organ; (g) providing for arrangements as to the manner in which the company will deal with employee complaints with respect to deficiencies in the management of the company’s business and the protection to be provided to such employees; and (h) other matters relevant only to companies with controlling shareholders. As of the date of this Annual Report, the Company is not aware of any controlling shareholders as such term is defined for purposes of the Companies Law.

Dr. Michael Anghel, Mr. Dan Falk and Mr. Avner Hermoni are the current members of the Audit Committee, with Dr. Anghel serving as its chairman. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards, and, as external directors, each of Dr. Anghel and Mr. Avner Hermoni is an independent director under the Companies Law. In addition, the Audit Committee and the Board have determined that Mr. Dan Falk also qualifies as an independent director under the Companies Law.

The Audit Committee oversees the accounting and financial reporting processes of the Company. It also provides assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out its duties, the Audit Committee meets with management at least once in each fiscal quarter at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews all audit and non-audit services provided by them. See Item 16C - Principal Accountant Fees and Services. The Company’s external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so.

Under the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law and the Company’s Articles, the appointment of external auditors requires the approval of the shareholders of the Company, and their compensation requires the approval of the Board. In addition, pursuant to the Companies Law, the Audit Committee is required to examine the external auditors’ scope of work as well as the external auditors’ fees and to provide its recommendations with respect thereto to the appropriate corporate organ. Accordingly, the appointment of the external auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the external auditors for audit services will be required to be approved and recommended to the Board by the Audit Committee and approved by the Board. The Board has delegated its authority to approve the compensation of external auditors for non-audit services to the Audit Committee or to a delegate thereof.

(ii) Remuneration Committee

Under the 2012 Amendment, public companies are required to appoint a remuneration committee comprised of at least three directors, including all of the external directors, who must generally also constitute a majority of the members. All other members of the committee, who are not external directors, must be directors who receive compensation that is in compliance with the Compensation Regulations. In addition, the chairperson of the remuneration committee must be an external director.

The Companies Law further stipulates that directors who are not qualified to serve on the audit committee, as described above, may not serve on the remuneration committee either and that similar to the audit committee, generally, any person who is not entitled to be a member of the remuneration committee may not attend the remuneration committee’s meetings.

The responsibilities of the remuneration committee under the Companies Law include: (i) making recommendations to the board of directors with respect to the approval of the compensation policy and any extensions thereto; (ii) periodically reviewing the implementation of the Compensation Policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the Terms of Office and Employment of Office Holders; and (iv) resolving whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

The Remuneration Committee also oversees the administration of the Company’s various compensation plans and arrangements, in particular, the incentive compensation, deferred compensation and equity based plans of the Company (and to the extent appropriate, the subsidiaries of the Company) and assists the Board in fulfilling its responsibilities relating to the compensation of directors, the chief executive officer and other Office Holders of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually several times in each fiscal year). Under the Companies Law, the Remuneration Committee may need to seek the approval of the Board and the shareholders for certain compensation decisions as described above (see Item 6 - Directors, Senior Management and Employees - Compensation - Approval Required for Office Holders’ Compensation). Each member of the Remuneration Committee is an ‘independent director’ in accordance with the Nasdaq listing standards. Dr. Michael Anghel, Mr. Dan Falk, Mr. Avner Hermoni and Mr. Eliezer Tokman are the current members of the Remuneration Committee, with Dr. Anghel serving as its chairman.

(iii) Nominating Committee

The principal role of the Nominating Committee is to identify individuals qualified to become members of the Board, to recommend such individuals for nomination for election to the Board and to make recommendations to the Board concerning committee appointments. In undertaking this task, the Nominating Committee takes into account the composition requirements and qualification criteria set forth in the Companies Law and the Nasdaq listing standards, and determines the other criteria, objectives and procedures for selecting members of the Board and committee members, including factors such as independence, diversity, age, integrity, skills, expertise, breadth of experience, knowledge about the Company’s business or industry and willingness to devote adequate time and effort to the responsibilities of the Board in the context of the existing composition and needs of the Board and its committees. Membership of the Nominating Committee is currently limited to ‘independent directors’ in accordance with the Nasdaq listing standards who meet the composition requirements of the Companies Law, as in effect from time to time. However, under the Companies Law, the Company is not required to have an independent nominating committee as would be required under Nasdaq rules and it may in the future opt to appoint members who do not meet the Nasdaq independence standards. See Item 16G - Corporate Governance. Mr. Dan Falk, Mr. Avner Hermoni and Prof. Shimon Ullman are the current members of the Nominating Committee, with Mr. Falk serving as its chairman.

(c) Executive Sessions

At least twice per annum the independent directors of the Company meet in ‘Executive Sessions’, which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

6.D Employees

As of December 31, 2013, the Company employed 1,675 people, of whom 640 were based in Israel, 596 in the Far East, 167 in Europe, 99 in Japan and 173 in the United States; and of whom 401 were employed in research and development, 690 in marketing, sales and service, 248 in production and 336 in management and administration. As of December 31, 2012, the Company employed 1,642 people, of whom 556 were based in Israel, 629 in the Far East, 161 in Europe, 103 in Japan and 193 in the United States; and of whom 390 were employed in research and development, 720 in marketing, sales and service, 230 in production and 302 in management and administration. As of December 31, 2011, the Company employed 1,755 people, of whom 600 were based in Israel, 687 in the Far East, 149 in Europe, 102 in Japan and 217 in the United States; and of whom 429 were employed in research and development, 764 in marketing, sales and service, 258 in production and 304 in management and administration.

The Company considers its relations with its employees to be satisfactory and has not experienced a significant labor dispute or strike. The Company is not a party to any collective bargaining agreement with respect to its Israeli employees. However, the Company is subject to certain labor related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations and/or the Industrialists’ Association, which are applicable to the Company’s Israeli employees by virtue of expansion orders of the Israeli Minister of the Economy. These statutes and provisions cover a wide range of subjects and provide certain minimum employment standards, including the length of the work day and work week, minimum wages, travel expenses, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimum. An additional provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the Israeli CPI. The amount and frequency of these adjustments are modified from time to time; however, no such adjustments have been made in recent years pursuant to expansion orders due to the relatively low prevailing inflation rates.

The severance pay liability of the Company and its Israeli subsidiary to their Israeli employees, based upon the number of years of service and the latest monthly salary, is in large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Pursuant to section 14 of the Israeli Severance Pay Law, 1963, certain of the Company’s liabilities for employee rights upon retirement are covered by regular contributions to defined contribution plans so that upon termination of employment of the relevant employees, the Company is only required to release the payments made by it to such funds on account of severance and by doing so is deemed to have complied with all of its severance payment obligations relating to the service of applicable employees with respect to the period during which the provisions of such section apply. For information concerning the Company’s liability for severance pay, see Note 7 to the Financial Statements.

6.E Share Ownership

(a) General

The Company presently administers the 2000 Plan and the 2010 Plan, both of which were adopted with shareholder approval, as well as a number of equity remuneration plans which were administered by PDI prior to consummation of the PDI Acquisition and were assumed by the Company as part of the PDI Acquisition (the “PDI Equity Remuneration Plans”). These plans are discussed in further detail below.

Awards under the Company’s equity remuneration plans (other than: (i) to directors under the 2005 Directors Plan; or (ii) under the PDI Equity Remuneration Plans) generally vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years. Upon resignation by a grantee, options to the extent unexercised, Restricted Share awards to the extent that the applicable restrictions have not lapsed and unvested RSUs, held by the grantee generally expire or are forfeited on the earlier of the date of notice of resignation and the date of termination of employment or services. In any other case in which a grantee ceases to be an employee of, or consultant to, the Company (e.g. dismissal or departure by mutual agreement): (i) the vesting of all such equity awards ceases immediately upon notice; and (ii) unless the notice provides, or the Company and grantee agree, otherwise, the grantee may exercise awards, to the extent vested at the time of notice, until the termination of his or her employment or services. Ordinary Shares subject to equity awards granted under the 2000 Plan become available for purposes of future equity awards under the 2000 Plan upon the expiration, termination, forfeiture or cancellation of such equity awards. Ordinary Shares subject to equity awards granted under the 2010 Plan become available for purposes of future equity awards under the 2010 Plan upon the expiration, termination, forfeiture or lapse of such equity awards unless such expiration, termination, forfeiture or lapse occurred solely because the performance goals with respect thereto were not attained, in which case the Ordinary Shares subject to such equity awards do not again become available for purposes of the 2010 Plan.

Pursuant to Section 102 of the Tax Ordinance (and, with respect to RSUs, to a tax ruling the Company has received from the Israel Tax Authority) and to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the sale of Restricted Shares, shares delivered in settlement of RSUs or acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to the employee as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee.

Options under the PDI Equity Remuneration Plans usually expire upon termination of the grantee’s continuous service; however, in most cases optionees will, for a period of three months from the date of termination of continuous service, be entitled to exercise options to the extent that they had vested on the date of termination of continuous service.

For further information concerning equity awards, see Note 9 to the Financial Statements.

(b) Equity Plans

(i) The 2000 Plan

On June 21, 2000, the Board adopted, and the Company’s shareholders subsequently approved, the Employee Share Ownership and Option Plan (2000), which was amended in 2003 with shareholder approval, and was broadly amended, restated and renamed in 2005, also with shareholder approval. The 2000 Plan is intended to provide incentives to employees, officers, directors and/or consultants of the Company, other companies, partnerships or entities in Israel in which the Company holds, directly or indirectly, at least a 50% equity interest and/or the Company’s subsidiary entities and their respective subsidiary entities outside Israel, by providing them with the opportunity to purchase or receive shares of the Company.

The 2000 Plan is designed to enable the Company to grant options to purchase Ordinary Shares and issue shares under various and different tax regimes including, without limitation: (i) pursuant and subject to Section 102 of the Tax Ordinance or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder and to designate them as either grants made through a trustee or not through a trustee; (ii) pursuant and subject to Section 3(i) of the Tax Ordinance; (iii) as ‘incentive stock options’ within the meaning of Section 422(b) of the U.S. Internal Revenue Code of 1986, as amended from time to time (the “Code”); (iv) as options to U.S. taxpayers which would not qualify as ‘incentive stock options’; (v) to grantees in jurisdictions other than Israel and the United States; and (vi) as Restricted Shares (provided that the aggregate number of Restricted Shares awarded (net of forfeitures, as described in the 2000 Plan) may not exceed 400,000). The 2000 Plan will terminate on June 4, 2015 (except as to awards outstanding on that date).

During 2013, under the 2000 Plan: (i) options to purchase a total of 611,374, 429,603 and 449,873 Ordinary Shares (having respective weighted average exercise prices of $10.92, $7.08 and $16.91 per share) were awarded, exercised and cancelled, respectively; and (ii) a total of 1,976 and 625 Restricted Shares were granted and forfeited, respectively. As of January 31, 2014, under the 2000 Plan: (i) options to purchase a total of 3,404,001 Ordinary Shares, expiring on various dates between May 9, 2014 and November 4, 2020 and having a weighted average remaining life of 3.51 years and a weighted average exercise price of $10.38 per share, were outstanding (of which 2,179,356 with a weighted average remaining life of 2.25 years and a weighted average exercise price of $10.53 per share had vested); (ii) 182,208 Ordinary Shares remained available for future equity awards (including up to 5,076 Restricted Shares); and (iii) a total of 37,022 Restricted Shares had been forfeited.

(ii) The 2010 Plan

On July 15, 2010, the Board adopted, and the Company’s shareholders subsequently approved, the 2010 Plan. The 2010 Plan is intended to assist the Company in attracting, retaining, motivating and rewarding employees, officers, directors and/or consultants of the Company and/or of companies, partnerships or other entities and their respective subsidiary companies, partnerships or entities inside or outside of Israel in which the Company holds, directly or indirectly, at least a 50% equity interest, by providing them with equity-based incentives.

The 2010 Plan: (i) provides only for the awarding of Restricted Shares and RSUs and does not provide for the awarding of options to purchase Ordinary Shares; (ii) introduces performance-based equity awards to the Company’s equity program and provides that an aggregate of 250,000 or more of the Ordinary Shares subject to awards made under the 2010 Plan are to be subject to performance-based criteria to be established by the Board (but which shall be linked to the Company’s profitability); (iii) provides that if any award granted under the 2010 Plan expires, terminates or is forfeited or cancelled, settled in cash, or otherwise terminates for any reason without a delivery to the participant of the full number of Ordinary Shares to which the award related, the Ordinary Shares under such award which were not so delivered shall again be available for the purposes of the 2010 Plan; but that Ordinary Shares not delivered pursuant to performance-based Restricted Shares or RSUs which expire, terminate or are forfeited or lapse solely because the performance goals with respect thereto were not attained will not again be available for purposes of the 2010 Plan; and (iv) provides that if the employment or services of a grantee of Restricted Shares or RSUs with or to the Company is or are terminated prior to the full vesting of, and lapsing of forfeiture provisions on, such award for any reason, the Restricted Shares or RSUs held by such participant that have not theretofore vested and on which the forfeiture provisions have not theretofore lapsed shall immediately be forfeited upon the earlier of such termination or notice of termination irrespective of the effective date of such termination (unless the applicable agreement provides otherwise). The Company’s general policy is to settle RSUs granted under the 2010 Plan through the issuance of Ordinary Shares rather than in cash, other securities, other awards under the 2010 Plan or other property. The 2010 Plan will terminate on July 14, 2020 (except as to awards outstanding on that date).

During 2013, under the 2010 Plan: (i) 131,454 non-performance-based, and 35,050 performance-based, RSUs were awarded; (ii) no Restricted Shares were awarded; (iii) 96,960 RSUs vested; and (iv) 114,184 RSUs were cancelled. As of January 31, 2014, under the 2010 Plan: (i) a total of 345,151 non-performance-based, and 134,425 performance-based, RSUs were outstanding; (ii) no Restricted Shares had been awarded; and (iii) 267,678 Ordinary Shares remained available for future equity awards.

(iii) The PDI Equity Remuneration Plans

During 2013, under the PDI Equity Remuneration Plans collectively, options to purchase a total of 41,899 and 66,846 Ordinary Shares (having respective weighted exercise prices of $6.53 and $15.90 per share) were exercised and cancelled, respectively. As of January 31, 2014, under the PDI Equity Remuneration Plans collectively: (i) options to purchase a total of 66,090 Ordinary Shares, expiring on various dates between April 25, 2014 and November 10, 2015 and having a weighted average remaining life of 0.95 years and a weighted average exercise price of $9.76 per share, were outstanding (all of which had vested).

(c) Certain Information Concerning Equity Awards to Office Holders

The following table sets forth for all Office Holders as a group, including all persons who were, as of January 31, 2014 or at any time during 2013, Office Holders, certain information in respect of both the 2000 Plan and the 2010 Plan concerning: (i) equity awards granted by the Company between January 1, 2013 and December 31, 2013; (ii) options which were exercised and paid, and Restricted Shares and RSUs which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2013.

	Plan
	2000	2010
Equity Awards Granted:
• Number of Ordinary Shares subject to options	115,209	N/A
• Weighted average option exercise price per Ordinary Share	$11.63	N/A
• Year of expiration of options	2020	N/A
• Number of Restricted Shares	1,976	0
• Number of RSUs	N/A	66,404
Options Exercised/Paid; Restricted Shares and RSUs Vested:
• Number of Ordinary Shares subject to options	130,675	N/A
• Weighted average option exercise price per Ordinary Share	$5.87	N/A
• Restricted Shares vested	6,831	0
• RSUs vested	N/A	47,964
Equity Awards Cancelled:
• Number of Ordinary Shares subject to options	174,353	N/A
• Weighted average option exercise price per Ordinary Share	$20.76	N/A
• Number of Restricted Shares	625	0
• Number of RSUs	N/A	64,389
Equity Awards Outstanding:
• Number of Ordinary Shares subject to options	1,178,283	N/A
• Weighted average option exercise price per Ordinary Share	$10.16	N/A
• Weighted average remaining option life (years)	2.82	N/A
• Number of Restricted Shares	246,862	0
• Number of RSUs	N/A	183,377

(d) Certain Information Concerning Ordinary Shares Owned by Office Holders

The following table sets forth information as of January 31, 2014, concerning the shareholdings of those Office Holders known to the Company beneficially to own, on an individual basis, more than 1% of the outstanding Ordinary Shares and of each other director of the Company.

Name	Number of Shares (1)	Including Ordinary Shares held as Restricted Shares (2)	Percentage of Ordinary Shares Outstanding
• Yochai Richter	1,276,006	35,251	3.05	%(3)
• Michael Anghel	9,622	8,058		(4)
• Yehudit Bronicki	11,302	9,738		(4)
• Raanan Cohen	103,397	50,450		(4)
• Dan Falk	19,302	9,738		(4)
• Avner Hermoni	1,564	0		(4)
• Jacob Richter	3,035,509	2,440	7.27	%(3)
• Eliezer Tokman	9,770	8,206		(4)
• Shimon Ullman	124,657	9,738		(4)
• Arie Weisberg	81,481	35,106		(4)

(1)	Does not include Ordinary Shares issuable upon the exercise of options, whether vested or unvested, held by such Office Holders. For information as to outstanding option awards to directors, see the below table.
(2)	Regardless of whether the applicable restrictions have lapsed.
(3)	The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.
(4)	Less than 1%.

Ordinary Shares held by Office Holders have equal voting rights with those held by other holders of Ordinary Shares.

The following table sets forth information, as of January 31, 2014, concerning all outstanding option awards to directors:

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Shares unvested	Scheduled date of expiration
Yochai Richter	Sep-18-2008	9.89	60,000	60,000	0	Sep-17-2015
	Jun-23-2009	7.21	40,000	40,000	0	Jun-22-2016
	Sep-1-2010	10.28	4,966	4,966	0	Aug-31-2017
	Jun-26-2011	12.48	4,583	4,583	0	Jun-25-2018
	Jun-24-2012	9.40	4,889	4,889	0	Jun-23-2019
	Sep-11-2013	12.11	4,941	0	4,941	Sep-10-2020
Michael Anghel	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	0	3,952	Sep-10-2020
Yehudit Bronicki	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	0	3,952	Sep-10-2020
Raanan Cohen	Aug-9-2007	21.65	18,000	18,000	0	Aug-8-2014
	Aug-7-2008	11.84	36,000	36,000	0	Aug-6-2015
	Feb-26-2009	4.15	50,000	50,000	0	Feb-25-2016
	Aug-6-2009	10.50	20,000	20,000	0	Aug-5-2016
	Nov-4-2010	10.75	15,000	15,000	0	Nov-3-2017
	Nov-8-2012	8.49	2,400	2,400	0	Nov-7-2019
Dan Falk	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	0	3,952	Sep-10-2020
Avner Hermoni	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	0	3,952	Sep-10-2020

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Shares unvested	Scheduled date of expiration
Jacob Richter	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	0	3,952	Sep-10-2020
Eliezer Tokman	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	0	3,952	Sep-10-2020
Shimon Ullman	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	0	3,952	Sep-10-2020
Arie Weisberg	Aug-9-2007	21.65	16,000	16,000	0	Aug-8-2014
	Aug-7-2008	11.84	30,000	30,000	0	Aug-6-2015
	Nov-20-2008	3.86	30,000	30,000	0	Nov-19-2015
	Feb-26-2009	4.15	33,750	33,750	0	Feb-25-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	0	3,952	Sep-10-2020

Item 7.	Major Shareholders and Related Party Transactions

7.A Major Shareholders

The following table sets forth information as of January 31, 2014 (except with respect to the shareholders as noted below), concerning: (i) the only persons or entities known to the Company beneficially to own 5% or more of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all Office Holders as a group.

Identity of Person or Group		Number of Shares (1)	Percentage of Ordinary Shares Outstanding (1)

•	Harris Associates L.P. (2) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	4,882,698	11.69%

•	Dr. Jacob Richter (3) Medinol Ltd. Building No. 7, Entrance A, 5th Floor Kiryat Atidim P.O. Box 58165 Tel Aviv, 61581 Israel	3,035,509	7.27%

•	Clal Insurance Enterprises Holdings Ltd. (4) 48 Menachem Begin Street Tel Aviv, 66180 Israel	2,625,526	6.29%

•	Systematic Financial Management, L.P. (5) 300 Frank W. Burr Boulevard Glenpointe East, 7th Floor Teaneck, New Jersey 07666	2,352,746	5.63%

•	MAK Capital One L.L.C. (6) 590 Madison Avenue, 9th Floor New York, NY 10022	2,195,179	5.25%

•	Office Holders as a group (consisting of 22 persons) (7)	5,803,423	13.57%

(1)	The Company had outstanding, on January 31, 2014, 41,773,190 Ordinary Shares. This number does not include a total, as at that date, of 4,399,553 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Company or available for grant pursuant to such plans, of which: 3,470,091 were subject to outstanding stock options (2,245,446 of which had vested); 479,576 were subject to outstanding and unvested RSUs; and 449,886 remained available for future equity awards pursuant to such plans, comprised of:

(a)	3,586,209 Ordinary Shares issuable pursuant to equity awards under the 2000 Plan, of which:

(i)	3,404,001 were subject to outstanding options (2,179,356 of which had vested); and

(ii)	182,208 remained available for future equity awards pursuant to the 2000 Plan;

(b)	747,254 Ordinary Shares issuable pursuant to equity awards under the 2010 Plan, of which:

(i)	479,576 were subject to outstanding and unvested RSUs; and

(ii)	267,678 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	66,090 Ordinary Shares issuable pursuant to options under the PDI Equity Remuneration Plans (all of which had vested).

The above number of Ordinary Shares outstanding also does not include a total of 4,439,687 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by the Company, of which: (a) 1,993,918 were owned by Orbotech Ltd. as dormant shares under Israeli law and, for so long as they are owned by Orbotech Ltd., confer no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company; and (b) 2,445,769 were owned by one or more subsidiaries of Orbotech Ltd. and, for so long as they are owned by a subsidiary of Orbotech Ltd., confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Because the Company uses the above number of Ordinary Shares outstanding as the calculation base, the percentage of Ordinary Shares beneficially owned for each listed person or entity may differ from the percentage, if any, in the reports filed by such person or entity with the SEC.

(2)	As of December 31, 2013, based on a report filed with the SEC on February 13, 2014. The report indicated sole voting and dispositive power as to 3,725,400 Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner, and voting power as to 1,157,298 Ordinary Shares by reason of advisory and other relationships with the person who owns the Ordinary Shares. The report states that Harris Associates L.P. has been granted the power to vote the Ordinary Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advice in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote.

(3)	As of January 3, 2012, based on a report filed with the SEC dated January 3, 2012, updated to reflect the actual number of Ordinary Shares owned. The report indicated sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to 3,033,945 Ordinary Shares, with his wife, Dr. Judith Richter. Dr. Jacob Richter serves as a member of the Board. Dr. Jacob Richter and Yochai Richter, the Active Chairman of the Board, are brothers.

(4)	As of December 31, 2013, based on a report filed with the SEC dated February 14, 2014. The report disclosed shared dispositive power and shared voting power as to 2,625,526 Ordinary Shares by Clal Insurance Enterprises Holdings Ltd. (“Clal”), an Israeli public corporation, IDB Development Corporation Ltd. (“IDB Development”), an Israeli private corporation, IDB Holding Corporation Ltd. (“IDB Holding”), an Israeli public corporation, Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat. Of the 2,625,526 Ordinary Shares reported as beneficially owned by Clal, the report disclosed that: (i) 224,760 Ordinary Shares are beneficially held for its own account; and (ii) 2,400,766 Ordinary Shares are held for members of the public through a variety of investment funds that are managed by subsidiaries of Clal which operate under independent management and make independent voting decisions. The report also disclosed that by reason of IDB Development’s majority ownership of Clal, it may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the shares owned by Clal. Further disclosed is that by reason of IDB Holding’s control of Clal through its 100% ownership of IDB Development, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the shares owned by Clal. Finally, by reason of their control of Clal through their interests in, and relationships among them with respect to, IDB Holding, Mr. Dankner, Mrs. Bergman, Mrs. Manor and Mr. Livnat may be deemed beneficial owners of, and to share the power to vote and dispose of, the shares owned by Clal. The report notes that it should not be construed as an admission by: (i) Clal that it is the beneficial owner of more than 224,760 Ordinary Shares; and (ii) the other reporting persons that they are the beneficial owners of any of the Ordinary Shares deemed to be beneficially owned by Clal.

However, the report goes on to note that (i) following court proceedings against IDB Holding, the Israeli court approved, with effect as of January 5, 2014, a creditors’ arrangement, the implementation of which will result in IDB Development no longer being controlled by IDB Holding, Mr. Dankner, Mrs. Bergman,

Mrs. Manor and Mr. Livnat, and becoming controlled by Mr. Eduardo Elsztain and Mr. Mordechy Maurice Ben-Moshe, (ii) as of January 7, 2014, Mrs. Manor no longer has any interest in, and no longer participates in the control of, IDB Holding, (iii) on August 20, 2013, IDB Development agreed to sell 32% of the outstanding shares of Clal to JT Capital Management (“JT”) and to coordinate with JT the vote of IDB Development’s remaining shares in Clal, and (iv) on August 21, 2013, the Israeli Supervisor of Capital Markets, Insurance and Savings appointed Mr. Moshe Terry to hold as trustee IDB Development’s means of control in Clal (i.e. 51% of its shares of Clal) and instructed Mr. Terry to act in furtherance of the sale of the aforementioned shares to JT.

(5)	As of December 31, 2013, based on a report filed with the SEC dated February 13, 2014. The report indicated sole voting power as to 1,717,481 of such Ordinary Shares and sole dispositive power as to all 2,352,746 Ordinary Shares by Systematic Financial Management, L.P., a registered investment advisor.

(6)	As of December 31, 2013, based on a report filed with the SEC dated February 14, 2014. The report disclosed shared voting and dispositive power: (1) by MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda limited partnership (“MAK Fund”), and Michael A. Kaufman as to 1,302,770 Ordinary Shares owned by MAK Fund, (2) by MAK Capital, MAK-ro Capital Master Fund LP, a Cayman Islands exempted company (“MAK-ro Fund”), and Mr. Kaufman as to 549,685 Ordinary Shares owned by MAK-ro Fund, and (3) by Paloma International L.P., a Delaware limited partnership (“Paloma”), S. Donald Sussman, MAK Capital and Mr. Kaufman as to 342,724 Ordinary Shares owned indirectly by Paloma.

(7)	Includes 979,800 Ordinary Shares issuable upon the exercise of options referred to in footnote (1) above which had either vested as of, or will vest within 60 days from, January 31, 2014. Also includes 240,925 Restricted Shares, regardless of whether the applicable restrictions have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

On January 31, 2014, there were 38 shareholders of record of the Ordinary Shares in the United States, who, among them, held a total of 39,892,506 Ordinary Shares (net of 4,118,543 Ordinary Shares held of record in the United States at such date as treasury shares), constituting approximately 95.50% of the outstanding Ordinary Shares as at that date.

The Articles provide that each Ordinary Share shall confer upon its holder the right to vote in general meetings of the Company. All outstanding Ordinary Shares (other than treasury shares) have equal voting rights.

7.B Related Party Transactions

Yochai Richter has an employment agreement with the Company pursuant to which he serves as Active Chairman of the Board. For information concerning this agreement, see Item 6 - Directors, Senior Management and Employees - Compensation - Remuneration of the Active Chairman of the Board.

For information concerning the eligibility and participation of directors in the 2005 Directors Plan and information concerning unexercised options and unvested Restricted Shares held by directors, including awards made during 2013, see Item 6 - Directors, Senior Management and Employees - Compensation - Remuneration of the Active Chairman of the Board; Other Directors’ Remuneration; Equity Awards to Directors.

For information concerning the insurance, indemnification and release of the directors, the chief executive officer and other Office Holders of the Company, see Item 6 - Directors, Senior Management and Employees - Compensation - Insurance, Indemnification and Release.

Certain equity awards held by certain Office Holders of the Company are subject to immediate vesting in the event of such Office Holder’s death or a change in control of the Company. In addition, certain Office Holders are, under certain circumstances, eligible for increased severance pay.

The shareholders approved the Compensation Policy at the 2013 annual general meeting of shareholders. A copy of the Compensation Policy is filed as an exhibit to this Annual Report.

7.C Interests of Experts and Counsel

Not applicable in Annual Report on Form 20-F.

Item 8.	Financial Information

8.A Consolidated Statements and Other Financial Information

(a) Consolidated Financial Statements

See Item 18 - Financial Statements and pages F-1 through F-47.

(b) Export Sales

See Item 5 - Operating and Financial Review and Prospects - Operating Results - Geographical Analysis; Worldwide Economic Situation; Cost of Revenues - Geographical Analysis and Worldwide Economic Situation and Note 13 to the Financial Statements.

(c) Legal Proceedings

The Company has not been party to any legal or arbitration proceedings, including any relating to bankruptcy, receivership or similar matters or any governmental proceedings known to the Company, the resolution of which against the Company has had in the recent past a material adverse effect on the Company’s financial position or profitability.

In June 2012, charges were filed in the Seoul Central District Court of the Republic of Korea against the Korean subsidiary of Orbotech Ltd. and six employees thereof. These charges, as amended in September 2013, related to the alleged acquisition and misuse of confidential information of certain of the Company’s significant customers in violation of the Korean Act on Prevention of Divulgence and Protection of Industrial Technology, the Korean Unfair Competition Prevention and Trade Secret Protection Act and the Criminal Code of Korea. The charges included (1) the unlawful acquisition of certain industrial trade secrets related to the production of active matrix OLED panels of Samsung Mobile Display Co., Ltd. and LG Display Co. Ltd., customers of the Company’s Korean subsidiary (the “Customer Technology”), (2) unlawful use of the Customer Technology by preparing certain presentation materials, (3) unlawful divulgence of the Customer Technology to other employees of the Company inside and outside of Korea, (4) breach of trust in office by acquiring and divulging the Customer Technology without the customer’s permission for financial gain, and (5) the Korean subsidiary’s vicarious liability for the conduct of its employees. In December 2013, Orbotech Ltd.’s Korean subsidiary and five of its Korean employees were acquitted by the above court on all charges, and one Korean employee was found guilty of certain legal violations and received a criminal fine of approximately $10,000. Following such acquittal, the prosecutor filed a notice of appeal with respect to all aspects of the decision issued by the court. The prosecutor is appealing the court’s decision with respect to all the defendants on the grounds that the court’s decision contains errors of fact, errors of law and an unjust sentence. The employee of Orbotech’s Korean subsidiary who was found guilty of certain legal violations and who received a criminal fine has also filed a notice of appeal of the court’s decision issued in respect of him. Given the ongoing nature of these appeals, Orbotech cannot predict the timing, outcome or impact of this matter. In addition, the investigation by the prosecutor into the Company and the actions of employees of the Company outside of Korea is ongoing. The fiscal effect of these matters on the Company in 2013 has not been material; however, taking into account insurance participation, the Company recorded income of $1.6 million in 2013, compared with expenses of $4.0 million in 2012, in connection with the ongoing Korean litigation, which are recorded in selling, general and administrative expenses, and expects to continue to incur fees and expenses associated therewith. The Korean

Matter is expected to continue through at least the second half of 2014; however, it could extend beyond that time frame as a result of many factors that are outside the Company’s control. A portion of the costs have been or are expected to be reimbursed under the Company’s applicable insurance policies. The Company’s Korean subsidiary continues to co-operate with the Korean authorities in this matter. However, because this is an ongoing matter, the Company is unable to predict the outcome or what additional actions, if any, might be taken in the future by the Korean authorities as a result of matters related to this proceeding, and the timing and amount of costs associated with the existing and any future matters. However, the applicable Korean laws provide that fines of up to 1.50 billion Korean Won (at the exchange rate on January 31, 2014 of Korean Won 1080.63 = $1.00, approximately U.S. $1.38 million) may be levied on employers based on vicarious liability for convicted employees. Employees may also be subject to monetary penalties in addition to, or in lieu of, prison sentences. These amounts may be paid by the Company under certain circumstances. The Company has not recorded a provision related to the Korean Matter and ongoing investigation as of the date of this Annual Report because the Company cannot reasonably estimate the amount of the financial impact of an adverse outcome in these matters. The Company and its Korean subsidiary may also become subject to civil actions brought by third parties, including the Company’s customers, which may result in monetary judgments, settlements or loss of business or which may require the Company to change its business model. For further information about the Korean Matter, see Item 3 - Key Information - Risk Factor (d).

One of the Company’s AOI products is the subject of patent infringement litigation in China. In this case, one of the Company’s competitors in China copied certain of the Company’s technologies and PCB AOI systems and proceeded to register utility model patents in China on certain components thereof. This competitor subsequently filed a lawsuit in the Intermediate People’s Court of Shenzhen Municipality, Guangdong Province, China, against one of the Company’s Chinese customers claiming that some of the Company’s PCB AOI systems being used by the customer infringe one of these utility model patents. During 2013, the above court found in favor of the competitor and this matter is now under appeal. The Company has agreed to cover the customer’s attorneys’ fees in these proceedings, which have, to date, not been material. The Company has filed lawsuits against two Chinese customers of this competitor in the Shenzhen Longgang District People’s Court, in Guangdong Province, China, claiming infringement of the Company’s copyright by using software copied from the Company for operating PCB AOI systems purchased by these customers from the competitor. These proceedings are still pending. Although the Company believes there are meritorious defenses and claims in the above proceedings, it is unable to predict the timing, scope, cost and/or outcome of these matters.

From time to time, the Company is involved in other claims and legal and administrative proceedings that arise in the conduct of its business. Based on information available as of the date hereof, the Company does not believe that the ultimate outcome of any such unresolved matters, individually or in the aggregate, is likely to have a material adverse effect on the Company’s financial position or results of operations. However, litigation and administrative proceedings are subject to inherent uncertainties and the Company’s view of these matters, including settlement thereof, may change in the future. An unfavorable outcome or settlement may have a material adverse impact on the Company’s financial position and results of operations for the period in which it occurs, and potentially in future periods.

See Note 8b(ii) to the Financial Statements.

(d) Dividend Policy

The Company does not have any current plans to pay dividends. On November 5, 2012, the Company announced a program for the repurchase of Ordinary Shares. This repurchase program terminated on December 31, 2013. See Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

8.B Significant Changes

For information as to any significant change which has occurred since the date of the annual financial statements included in this Annual Report, see Item 5 - Operating and Financial Review and Prospects - Trend Information.

Item 9.	The Offer and Listing

9.A Offer and Listing Details

Except as set forth below, the information called for in this Item is not applicable in an Annual Report on Form 20-F.

The following table sets forth, in Dollars, the intraday high and low reported sales prices of the Ordinary Shares on Nasdaq during the periods indicated.

Year	Period	High	Low
2009	Full Year	12.17	3.35
2010	Full Year	13.44	8.57
2011	Full Year	15.62	8.95
2012	Full Year	11.85	6.43
	• First Quarter	11.70	10.06
	• Second Quarter	11.85	6.43
	• Third Quarter	8.83	7.10
	• Fourth Quarter	9.09	7.74

2013	Full Year	14.41	8.05
	• First Quarter	10.51	8.05
	• Second Quarter	12.83	9.09
	• Third Quarter	13.40	11.41
	• September	12.40	11.76
	• Fourth Quarter	14.41	11.09
	• October	12.41	11.09
	• November	14.21	11.80
	• December	14.41	13.10

2014	Full Year (through February 14)	14.26	13.12
	• First Quarter (through February 14)	14.26	13.12
	• January	14.26	13.15
	• February (through February 14)	14.08	13.12

*            *             *            *            *            *             *            *            *             *

On December 31, 2013, there were 38 shareholders of record of the Ordinary Shares in the United States who, among them, held a total of 39,883,556 Ordinary Shares (net of 4,118,543 Ordinary Shares held of record in the United States at such date as treasury shares), constituting approximately 95.50% of the outstanding Ordinary Shares as at that date. Such holders of record include several who are nominees for certain beneficial owners, the exact number of whom is not known to the Company. The Company believes that, as of August 5, 2013, there were in excess of 1,400 beneficial holders of the Ordinary Shares.

9.B Plan of Distribution

Not applicable in Annual Report on Form 20-F.

9.C Markets

The Company’s Ordinary Shares are quoted on the Nasdaq Global Select Market under the symbol ORBK.

9.D Selling Shareholders

Not applicable in Annual Report on Form 20-F.

9.E Dilution

Not applicable in Annual Report on Form 20-F.

9.F Expenses of the Issue

Not applicable in Annual Report on Form 20-F.

Item 10.	Additional Information

10.A Share Capital

Not applicable in Annual Report on Form 20-F.

10.B Memorandum and Articles of Association

The Memorandum of Association of Orbotech Ltd. (the “Memorandum”) and the Articles (each in their original form) were registered on February 8, 1981, under registration number 51-087517-2 with the Israeli Registrar of Companies (the “Registrar”). In July 1984, the Company became a public company under Israeli company law, under registration number 52-003521-3. At the 2001 annual general meeting of shareholders, the shareholders adopted new articles of association as well as amendments to the Memorandum and the new articles of association. At the 2006 annual general meeting of shareholders, the shareholders resolved to increase the authorized (registered) share capital of the Company and to amend the Memorandum and the Articles accordingly. At the 2013 annual general meeting of shareholders, the shareholders adopted amendments to the Memorandum and to the Articles.

Set forth below is a summary of certain provisions of the Memorandum, the Articles and the Companies Law. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum and Articles and by Israeli law. The Memorandum, in a form which reflects, integrated into the text, all amendments thereto since the Company’s incorporation, and the Articles, in a form which reflects, integrated into the text, all amendments thereto since being adopted on November 8, 2001, are exhibits to this Annual Report.

(a) Objects of the Company

Pursuant to Section 2 of the Memorandum the purpose of the Company is to engage in any lawful activity.

(b) Directors

The Board consists of three classes of directors (not including external directors who do not form part of any class), with one class being elected each year at the Company’s annual general meeting of shareholders for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. Ordinary Shares do not have cumulative voting rights. As a result, the holders of Ordinary Shares that represent a simple majority of the voting power represented at a shareholders’ meeting and voting at the meeting have the power to elect all of the directors put forward for election, subject to specific requirements under the Companies Law with respect to the election of external directors. Under the Companies Law, the Company is required to appoint at least two natural persons as ‘external directors’; such appointments are to be for a term of three years and may be extended for additional three-year terms, subject to certain conditions as provided under the Companies Law and regulations promulgated pursuant thereto. For further information as to these appointments, see Item 6 - Directors, Senior Management and Employees; Board Practices - Membership of Board; External Directors; Independent Directors; Financial Experts.

Under the Articles, a director shall vacate his or her office if that director dies; is declared bankrupt; is declared to be legally incompetent; resigns such office by notice in writing given to the Company; is not re-elected by the shareholders upon expiration of his or her term at the relevant annual general meeting of shareholders; or otherwise as provided in the Companies Law.

In general, the management of the business of the Company is vested in the Board which may exercise all such powers of the Company, including the power to borrow or secure the payment of any sum or sums of money for the purposes of the Company, in such manner, at such times and upon such terms and conditions in all respects, as it thinks fit. The directors may, from time to time, appoint any one or more persons, whether or not directors, to be managing director(s), general manager(s), chief executive officer(s), president(s) or any similar function with a different title, for such period, subject to the provisions of the Companies Law, and upon such terms as the directors think fit, and, subject to the limitations imposed by the Companies Law upon the delegation by a board of directors of certain powers and authorities, may entrust to and confer upon such managing director(s), general manager(s), chief executive officer(s) or president(s) such of the powers of the Board as the directors think fit, and such powers may be made exercisable for such period or periods, and for such objects and purposes, and upon such terms and conditions, and subject to such restrictions, as the directors may determine.

(c) Conflict of interest

(i) Approval of related party transactions

The Companies Law requires that transactions between a company and its Office Holders or in which an Office Holder has a personal interest, be approved as provided for in the Companies Law and the company’s articles of association. The approval of a majority of the disinterested members of the audit committee and of the board of directors is generally required and, in some circumstances, shareholder approval may also be required. With respect to the Terms of Office and Employment of Office Holders, the approval of the remuneration committee would be required in lieu of that of the audit committee. See Item 6 - Directors, Senior Management and Employees; Compensation.

(ii) Disclosure by Office Holders

The Companies Law requires that an Office Holder of a company promptly disclose to the company any personal interest that the Office Holder may have in an existing or proposed transaction by the company. The Office Holder must also disclose related material information and documents about the existing or proposed transaction. Disclosure of personal interest includes disclosure of the interests of any entity in which the person with respect to which the disclosure is made is a 5% or greater shareholder, director or general manager, or in which such person has the power to appoint one or more directors or the general manager. If the transaction is an extraordinary transaction, the Office Holder must also disclose any personal interest of his or her spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings and parents and the spouses of any of these people. This disclosure must be made no later than the first meeting of the board of directors at which the transaction is discussed. The disclosure is made to the board of directors and to the audit committee or remuneration committee if it must approve the transaction. In those circumstances in which shareholder approval is also required, shareholders have the right to review any documents in the company’s possession related to the proposed transaction. However, the company may prohibit a shareholder from reviewing the documents if the company believes the request was made in bad faith, the documents include trade secrets or patents or their disclosure could otherwise harm the company’s interests.

(iii) Approval procedure

After the Office Holder complies with these disclosure requirements, the company may approve the transaction under the provisions of applicable law and its articles of association. If the transaction is with an Office Holder or with a third party in which the Office Holder has a personal interest, the approval must confirm that the transaction is to the benefit of the company. If the transaction is an extraordinary transaction, it must be approved as required by the articles of association and must also be approved by the audit committee and the board of directors. An extraordinary transaction is a transaction: (i) other than in the ordinary course of business; (ii) on terms other than on market terms; or (iii) that is likely to have a material impact on the company’s profitability, assets or liabilities. The audit committee is responsible for determining if a transaction is extraordinary or not. If the transaction is not an extraordinary transaction, it must be approved by the board of directors, unless a different approval procedure is set forth in the articles of association. Pursuant to the Company’s Articles, the Board may delegate its authority to approve transactions that are not extraordinary transactions, to one or more committees of the Board, and it may from time to time revoke such delegation. As of the date of this Annual Report, no such delegation has been made. The Terms of Office and Employment of Office Holders are subject to the approval of the remuneration committee and the board of directors, and must generally be consistent with the company’s compensation policy. In some circumstances, shareholder approval is required. See Item 6 - Directors, Senior Management and Employees; Compensation.

A person with a personal interest in any matter may not generally be present at any audit committee, remuneration committee or board of directors meeting where the matter is being considered, and if a member of the committee or a director may not generally vote on the matter.

(iv) Transactions with controlling shareholders

The Companies Law extends the disclosure requirements applicable to an Office Holder to a controlling shareholder in a public company. A shareholder that holds 25% or more of the voting rights in a company would be considered a controlling shareholder for the purposes of these disclosure requirements if no other shareholder holds more than 50% of the voting rights. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating percentages. Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, as well as any engagement by a public company of a controlling shareholder or of such controlling shareholder’s relative, directly or indirectly, with respect to the provision of services to the company, and, if such person is also an Office Holder of such company, with respect to such person’s Terms of Office and Employment as an Office Holder, and if such person is an employee of the company but not an Office Holder, with respect to such person’s employment by the company, generally require the approval of the audit committee (or with respect to Terms of Office and Employment - the remuneration committee), the board of directors and the shareholders of the company. If required, shareholder approval must include at least a majority of the shareholders who do not have a personal interest in the transaction and are present and voting at the meeting (abstentions are disregarded). Alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. The Israeli Minister of Justice may determine a different percentage. Transactions that are for a period of more than three years generally need to be brought for approval in accordance with the above procedure every three years.

According to Article 73(a) of the Articles, subject to the provisions of the Companies Law, no Office Holder of the Company shall be disqualified by such office from holding any office or place of profit within or outside the Company or with any company in which the Company shall be a shareholder or otherwise interested, or with any company which is a shareholder of, or otherwise interested in, the Company, or from contracting with the Company either as vendor, purchaser or otherwise, either on his or her own behalf or as a director of another company or member of a firm or otherwise, nor (unless and to the extent provided otherwise in the Companies Law) shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Office Holder shall be in any way interested, be void or voidable nor shall any Office Holder be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Office Holder’s holding that office or of the fiduciary relations thereby established. An Office Holder who knows that he or she has, directly or indirectly, a personal interest in any existing or contemplated contract or arrangement of the Company of the type described in Article 73(a) shall disclose to the Company the nature of this interest, as well as any material fact or document, without delay and no later than the meeting of the Board at which such contract or arrangement is first considered. Should the Office Holder acquire, or become aware of, such personal interest subsequently, that interest shall be disclosed without delay, and no later than the first meeting of the Board after the time at which it was acquired.

According to Article 73(b) of the Articles, unless and to the extent provided otherwise in the Companies Law, every director shall be entitled, after such disclosure, to vote as a director in respect of any contract or arrangement in which he or she is so interested as aforesaid. Unless and to the extent provided otherwise in the Companies Law, a general notice that a director is a member of any firm or company and is to be regarded as interested in all transactions with that firm or company shall be a sufficient disclosure under Article 73(a) as regards such director and the said transactions, and after such general notice (unless and to the extent provided otherwise in the Companies Law), it shall not be necessary for such director to give a special notice relating to any particular transaction with that firm or company. Pursuant to Article 73(c) of the Articles, the duty of an Office Holder to disclose his or her interest as aforesaid shall not apply to transactions in which the interest of Office Holder arises solely due to the interest of a relative in a transaction which is not an extraordinary transaction (as defined in the Articles).

(d) Dividends

Dividends may be distributed only out of profits available for dividends as determined by the Companies Law, provided that there is no reasonable concern that the distribution will prevent the Company from being able to meet its existing and anticipated obligations when they become due. Generally, under the Companies Law, the decision to distribute dividends and the amount to be distributed is made by a company’s board of directors. The Articles provide that the Board may from time to time declare, and cause the Company to pay, such dividends as may appear to it to be justified by the profits of the Company and that the Board has the authority to determine the time for payment of such dividends and the record date for determining the shareholders entitled to receive such dividends, provided the date is not before the date of the resolution to distribute the dividend. Declaration of dividends does not require shareholder approval.

(e) Ordinary Shares

The registered capital of Orbotech Ltd. is NIS 11,200,000 divided into 80,000,000 Ordinary Shares. All issued and outstanding Ordinary Shares are fully paid and non-assessable. Holders of Ordinary Shares have one vote for each Ordinary Share held on all matters to be voted on by shareholders, including the election of directors. Ordinary Shares do not entitle their holders to preemptive rights. The Memorandum and Articles and Israeli law do not restrict in any way the ownership or voting of Ordinary Shares by non-residents or persons who are not citizens of Israel, except with respect to subjects of nations which are in a state of war with Israel.

Subject to the rights of holders of shares with special rights (which may be issued in the future), holders of paid up Ordinary Shares are entitled to participate in the payment of dividends and, in the event of a winding-up of the Company, in the distribution of assets available for distribution, in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividend is being paid or such distribution is being made, without considering any premium those holders might have paid in excess of that nominal value.

Shares with preferential rights relating, among other things, to dividends, voting and repayment of share capital can be created by adoption of a resolution of the shareholders at a general meeting of shareholders at which a quorum is present, by a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon. The Company can similarly subdivide issued and outstanding Ordinary Shares. Modification or abrogation of the rights of any class of shares requires the written consent of the holders of 75% of the issued shares of such a class or adoption of a resolution passed by a simple majority of those present in person or by proxy and voting at a separate general meeting of the holders of the shares of that class.

Ordinary Share certificates registered in the names of two or more persons are deliverable to the person first named in the share register and such delivery shall be deemed sufficient delivery to all co-owners. If two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other. Notices may be given only to the person whose name first appears in the register. If two or more persons jointly hold or are entitled to a share, any one of them may give effectual receipt for any dividend payable or property distributable in respect of such share.

(f) Transfer of Shares

Ordinary Shares which have been fully paid-up are transferable, by submission of a proper instrument of transfer to the Company or its transfer agent together with the certificate of the shares to be transferred and such other evidence, if any, as the directors may require to prove the rights of the intending transferor in the transferred shares.

(g) Shareholders’ Meetings

The Articles provide that an annual general meeting of shareholders must be held at least once in every calendar year, not later than 15 months after the last preceding annual general meeting of shareholders, at such time and place as may be determined by the Board. The Board may, in its discretion, convene additional shareholder meetings and, pursuant to the Companies Law, must convene a meeting upon the demand of two directors or one quarter of the directors in office or upon the demand of the holder or holders of five percent or more of the Company’s issued share capital and one percent or more of its voting rights or upon the demand of the holder or holders of five percent or more of its voting rights. All demands for shareholder meetings must set forth the items to be considered at that meeting. Pursuant to the Companies Law, the holder or holders of one percent or more of the Company’s voting rights may request the inclusion of an item on the agenda of a future shareholder meeting, provided the item is appropriate for discussion at a shareholder meeting. The agenda for a shareholder meeting is determined by the Board and must include matters in respect of which the convening of a shareholder meeting was demanded and any matter requested to be included by holder(s) of one percent or more of the Company’s voting rights, as detailed above.

Pursuant to the Companies Law and regulations promulgated thereunder with respect to the convening of general meetings in a public company, shareholder meetings generally require prior notice of not less than 21 days. Pursuant to the Articles, the Company is not required to deliver or serve prior notice of a general meeting or of any adjournments thereof to any shareholder. However, the Company will publicize the convening of a general meeting in any manner reasonably determined by the Company, such as by filing an appropriate periodic report with the SEC, by posting a notice on the Company’s website or by publishing in one or more international wire services or in one or more newspapers, and any such publication shall be deemed duly made, given and delivered to all shareholders on the date on which it is first made, posted, filed or published in the manner so determined by the Company in its sole discretion. The function of the annual general meeting of shareholders is to elect directors in accordance with the Articles, receive and consider the profit and loss account, the balance sheet and the ordinary reports and accounts of the directors and auditors, appoint auditors and transact any other business which under the Articles or applicable law may be transacted by the shareholders of a company in general meeting.

The quorum required for either an annual (regular) or an extraordinary (special) general meeting of shareholders consists of at least two shareholders present in person or by proxy holding shares conferring in the aggregate more than 50% of the voting rights of the Company. If a meeting is convened by the Board upon the demand of shareholders or upon the demand of less than 50% of the directors then in office or directly by such shareholders or directors and no quorum is present within half an hour from the time appointed, it shall be cancelled. If a meeting is otherwise called and no quorum is present within such time, the meeting is adjourned to the same day one week later at the same time and place or to such other day, time and place as the Board may determine and specify in the publication with respect to the general meeting and it shall not be necessary to give notice of or publicize such adjournment. If a quorum is not present within half an hour from the time stated for such adjourned meeting, any shareholders present in person or by proxy at such meeting shall constitute a quorum. Generally, under the Companies Law and the Articles, shareholder resolutions are deemed adopted if approved by the holders of a simple majority of the voting rights represented at a meeting and voting unless a different majority is required by law or pursuant to the Articles. The Companies Law provides that resolutions on certain matters, such as amending a company’s articles of association, assuming the authority of the board of directors in certain circumstances, appointing auditors, appointing external directors, approving certain transactions, increasing or decreasing the registered share capital and approving most mergers must be made by the shareholders at a general meeting. A company may determine in its articles of association certain additional matters in respect of which resolutions by the shareholders in a general meeting will be required.

A company such as Orbotech Ltd., incorporated prior to February 1, 2000, is subject to various rules with respect to the transition from being governed by the Companies Ordinance to being governed by the Companies Law. These rules provide, among other things, that any amendment to the Memorandum or Articles will generally require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting and that the approval of a merger will require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting, unless and until the Company amends the Articles in such manner to provide for a different majority. The Articles provide that all shareholder resolutions, other than with respect to the amendment or replacement of the Memorandum or Articles and certain other matters which by law require a different majority, but including with respect to certain actions which, pursuant to Israeli law, would otherwise require a majority of 75% of the votes cast, such as a change of corporate name, an increase in authorized share capital, a consolidation or division of the Company’s share capital into shares of larger or smaller nominal value, a cancellation of unissued shares, a reduction of share capital, the creation of new classes, or the modification of the rights of classes, of shares and the approval of mergers, require only a simple majority of the votes cast. Subject to the Companies Law, a resolution in writing signed by the holders of all of the Ordinary Shares entitled to vote at a meeting of shareholders or to which all such shareholders have given their written consent will be sufficient to adopt the resolution in lieu of a meeting. The Companies Law does not currently provide for public companies such as the Company to have shareholder resolutions adopted by means of written consent in lieu of a shareholder meeting.

(h) Changes in Control

Under the Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the court. Similarly, unless an Israeli court determines otherwise, a merger will not be approved if it is objected to by shareholders holding a majority of the voting rights participating and voting at the meeting (abstentions are disregarded), after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger or by anyone on their behalf, including by the relatives of or corporations controlled by these persons. In addition, upon the request of a creditor of either party to the proposed merger, an Israeli court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. Further, a merger can be completed only after all approvals have been submitted to the Registrar and 30 days have passed from the time that shareholder resolutions were adopted in each of the merging companies and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar. In addition, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a tender offer to the extent that as a result of such acquisition the acquirer will hold 25% or more of the voting rights in the company if there is no other holder of 25% or more of the company’s voting rights, or hold more than 45% of the voting rights in the company if there is no other holder of more than 45% of the company’s voting rights. These tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, under local law or the rules of the stock exchange on which their shares are traded, there is a limitation on the percentage of control which may be acquired or the purchaser is required to make a tender offer to the public.

Under the Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Companies Law also provides (subject to certain exceptions with respect to shareholders who held more than 90% of a company’s shares or of a class of its shares as of February 1, 2000) that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. In order that all of the shares that the purchaser offered to purchase be transferred to him by operation of law, one of the following needs to have occurred: (i) the shareholders who declined or do not respond to the tender offer hold less than 5% of the company’s outstanding share capital or of the relevant class of shares and the majority of offerees who do not have a personal interest in accepting the tender offer accepted the offer, or (ii) the shareholders who declined or do not respond to the tender offer hold less than 2% of the company’s outstanding share capital or of the relevant class of shares.

A shareholder that had his or her shares so transferred, whether he or she accepted the tender offer or not, has the right, within six months from the date of acceptance of the tender offer, to petition the court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, the purchaser may provide in its offer that shareholders who accept the tender offer will not be entitled to such rights.

If the conditions set forth above are not met, the purchaser may not acquire additional shares of the company from shareholders who accepted the tender offer to the extent that following such acquisition, the purchaser would own more than 90% of the company’s issued and outstanding share capital.

The above restrictions apply, in addition to the acquisition of shares, to the acquisition of voting power.

In addition, certain provisions of the Memorandum and Articles may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board. Those provisions include: limiting the ability of the Company’s shareholders to convene general meetings of the Company (as discussed above); controlling procedures for the conduct of shareholder and Board meetings, including quorum and voting requirements; and the election and removal of directors.

Moreover, the classification of the Board into three classes with terms of approximately three years each and the requirement under the Companies Law to have at least two external directors, who cannot readily be removed from office, may make it more difficult for shareholders who oppose the policies of the Board to remove a majority of the then current directors from office quickly. It may also, in some circumstances, together with the other provisions of the Memorandum, Articles and Israeli law, deter or delay potential future merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of the Company, some of which could be deemed by certain shareholders to be in their best interests and which could affect the price some investors are willing to pay for Ordinary Shares.

Israeli tax law treats some acquisitions, including stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. Israeli tax law may, for instance, subject a shareholder who exchanges Ordinary Shares for shares in a non-Israeli corporation to immediate taxation.

(i) Duration and Liquidation

The Articles do not limit the Company’s duration.

10.C Material Contracts

As part of the Discount Bank Loan and as security for the repayment thereof, Orbotech Ltd. created a floating charge on all of its assets and a fixed charge was created on the shares of PDI held by Orbotech, Inc. In addition, in 2010, Orbotech Ltd. issued a debenture in favor of Hapoalim, under which an additional floating charge on all of Orbotech Ltd.’s assets was created in favor of Hapoalim to secure an approved credit risk granted to Orbotech Ltd. by Hapoalim. In February 2013 the Company prepaid part of the Discount Bank Loan. In connection with the partial prepayment of the Discount Bank Loan, Orbotech Ltd. entered into letters of agreement with Discount Bank and with Hapoalim pursuant to which the above floating charges and the debenture in favor of Hapoalim were cancelled and replaced with Negative Pledges to each of Discount Bank and Hapoalim. On December 23, 2013, the Company completed repayment of the entire Discount Bank Loan and on January 22, 2014, the fixed charge created on the shares of PDI held by Orbotech, Inc. was cancelled. English translations of the Negative Pledges are filed as exhibits to this Annual Report and reference is made to such documents which are incorporated by reference herein. The English translations are not binding agreements. Any dispute in connection with the Negative Pledges will be determined by reference to the original agreements which are in Hebrew. The Negative Pledges are governed by Israeli law and although there is no specific reference to jurisdiction in these documents, the competent courts in Israel will have jurisdiction over any disputes thereunder.

10.D Exchange Controls

There are currently no exchange controls in effect in Israel that restrict the repatriation by non-residents of Israel in non-Israeli currency of any dividends, if any are declared and paid, and liquidation distributions or the Company’s ability to import and export capital.

10.E Taxation

To the extent that the following discussion is based on new or existing tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will be accepted by the tax or other authorities in question. The summary below does not address all of the tax consequences that may be relevant to all purchasers or holders of Ordinary Shares in light of each purchaser’s or holder’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of Ordinary Shares should consult their own tax advisors as to United States, Israeli or other tax consequences of the purchase, ownership and disposition of Ordinary Shares. This discussion is not intended, nor should it be construed, as legal or professional tax advice and it is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal advisor.

(a) Israeli Taxation

(i) Taxation of Capital Gains Applicable to Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of securities of an Israeli company traded on the TASE, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction) in or outside Israel (a “Recognized Exchange”). Pursuant to amendments to the Tax Ordinance, effective as of January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25% (or 30% with respect to a Substantial Shareholder). A tax rate of up to 30% will apply to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). Different tax rates may apply to capital gains accrued from the sale by individuals of securities that are not publicly traded as aforesaid.

With respect to corporate investors, effective January 1, 2012, capital gain tax equal to the corporate tax rate (as of January 1, 2014 - 26.5%) will generally be imposed on the sale of traded shares.

If the Ordinary Shares are traded on a Recognized Exchange, gains on the sale of Ordinary Shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

Persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (currently 26.5%) for corporations.

Israeli law also generally exempts non-resident individuals and entities from capital gains tax on the sale of securities of Israeli companies, provided that such securities are not traded on a stock exchange in Israel when sold and that the securities were acquired on or after January 1, 2009.

(ii) Income Taxes on Dividend Distribution to Non-Israeli Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on the shares of companies that are not publicly traded at the rate of 25% (30% if the dividend recipient is a Substantial Shareholder, at the time of distribution or at any time during the preceding 12-month period), which tax is to be withheld at source, unless a different rate is provided under an applicable tax treaty. Dividends paid on the shares of companies that are publicly traded, like the Company’s Ordinary Shares, to non-Israeli residents, although generally subject to the same tax rates applicable to dividends paid on the shares of companies that are not publicly traded, are generally subject to Israeli withholding tax at a rate of 25% (whether or not the recipient is a Substantial Shareholder), unless a different rate is provided under an applicable tax treaty. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from Orbotech Ltd.’s Approved Enterprises or Benefiting Enterprises during the applicable benefits period is subject to withholding tax at a rate of 15%, unless a different tax rate is provided under an applicable tax treaty. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from Preferred Income is subject to withholding tax at a rate of 20%, unless a different tax rate is provided under an applicable tax treaty.

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which the full amount of tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that: (i) such income was not derived from a business conducted in Israel by the taxpayer; and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Residents of the United States generally will have withholding tax in Israel deducted at source. As discussed below, they may be entitled to a credit or deduction for U.S. federal income tax purposes for all or part of the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

(iii) U.S. - Israel Tax Treaty

The Convention between the Government of the State of Israel and the Government of the United States of America With Respect to Taxes on Income (the “Treaty”) is generally effective as of January 1, 1995. Under the Treaty, the maximum Israeli withholding tax on dividends paid to a holder of Ordinary Shares who is a Treaty U.S. Resident (as defined below) is generally 25%. However, pursuant to the Investment Law, dividends distributed by an Israeli company and derived from income eligible for benefits under the Investment Law will generally be subject to a reduced dividend withholding tax rate, as detailed above, subject to the conditions specified in the Treaty. The Treaty further provides that a 15% or a 12.5% Israeli dividend withholding tax will apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company’s voting shares during, in general, the current and preceding tax year of the Israeli company. The 15% rate applies to dividends distributed from income derived from an Approved Enterprise or, presumably, from a Benefiting Enterprise, in each case within the applicable period or, presumably, from a Preferred Enterprise, and the lower 12.5% rate applies to dividends distributed from income derived from other sources. However, these provisions do not apply if the company has certain amounts of passive income.

Pursuant to the Treaty, the sale, exchange or disposition of Ordinary Shares by a person who qualifies as a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded to such residents under the Treaty (a “Treaty U.S. Resident”) generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the Company during any part of the 12-month period preceding such sale, exchange or disposition subject to certain conditions. A sale, exchange or disposition of Ordinary Shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the Company at any time during such preceding 12-month period would not be exempt under the Treaty from such Israeli tax; however, under the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the Treaty and U.S. domestic law. As mentioned above, gains on the sale of Ordinary Shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax if the Ordinary Shares are traded on a Recognized Exchange. This exemption would generally apply notwithstanding the Treaty.

(iv) Estate Taxes

Israel presently has no estate tax.

(b) United States Federal Income Taxation

The following general discussion sets forth the material U.S. Federal income tax consequences that are applicable to the following persons who invest in Ordinary Shares and hold such Ordinary Shares as capital assets (“U.S. Shareholders”): (a) individuals who are citizens or residents (as specifically defined for U.S. Federal income tax purposes) of the United States; (b) corporations (or entities treated as corporations for U.S. Federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia; and (c) estates or trusts the income of which is subject to U.S. Federal income taxation regardless of its source. This discussion does not deal with: (i) all aspects of U.S. Federal income taxation that may be relevant to particular U.S. Shareholders based on their particular circumstances (including potential application of the alternative minimum tax); (ii) certain U.S. Shareholders subject to special treatment under the U.S. Federal income tax laws such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions, taxpayers whose functional currency is not the Dollar; (iii) U.S. Shareholders owning directly or by attribution 10% or more of the Ordinary Shares; (iv) any aspect of state, local or non-U.S. tax laws; or (v) U.S. taxes that are not income taxes. Additionally, the following discussion does not consider the tax treatment of persons who hold Ordinary Shares through a partnership (or other entity treated as a partnership for U.S. Federal income tax purposes). If a partnership holds Ordinary Shares, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners in a partnership holding Ordinary Shares should consult their tax advisors.

The summary of U.S. Federal income tax laws set out below is based on the Code, Treasury regulations, judicial decisions and published positions of the Internal Revenue Service (the “IRS”) as of the date hereof and is subject to any changes occurring in United States law after that date, which could have retroactive effect.

(i) Distributions on Ordinary Shares

Distributions on Ordinary Shares paid (before reduction for Israeli withholding taxes) out of the Company’s current or accumulated earnings and profits, as determined under U.S. tax principles, will be dividends and will be includible in a U.S. Shareholder’s ordinary income when received. If a U.S. Shareholder is an individual, trust or estate, dividends received from the Company will generally be taxed at a maximum rate of 15% or 20%, depending on the income level of the taxpayer, provided the taxpayer has held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other conditions are satisfied. Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. The Company does not intend to compute earnings and profits under U.S. tax principles. If the Company does not compute earnings and profits under U.S. tax principles, the entire distributions will likely be treated as paid out of the Company’s current or accumulated earnings and profits.

The amount of any dividend paid in Israeli currency will equal the Dollar value of the Israeli currency received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Shareholder, regardless of whether the Israeli currency is converted into Dollars. If the Israeli currency received as a dividend is not converted into Dollars on the date of receipt, the U.S. Shareholder will have a basis in the Israeli currency equal to the Dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Israeli currency will be treated as ordinary income or loss, and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

To the extent that the amount of any distribution exceeds the Company’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Shareholder’s basis, and any excess will be treated as capital gain. Such distributions (treated as a capital gain) would not give rise to income from sources outside the United States.

There is no assurance that dividends received by U.S. Shareholders from the Company will be eligible for the preferential tax rates mentioned above. Dividends that are not eligible for the preferential tax rates will be taxed at ordinary income rates.

(ii) Credit for Israeli Taxes Withheld

U.S. Shareholders may be entitled to deduct, or claim a U.S. foreign tax credit for, Israeli taxes that are withheld on dividends received, subject to applicable limitations in the Code, including separate limitations with respect to specific classes of income. Dividends paid with respect to Ordinary Shares will generally be treated as ‘passive category income’ for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes. The rules governing the U.S. foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends eligible for the preferential tax rates on dividends described in (i) above.

(iii) Disposition of Ordinary Shares

A U.S. Shareholder will generally recognize capital gain or loss upon the sale or exchange of Ordinary Shares in an amount equal to the difference between the amount realized and the U.S. Shareholder’s adjusted tax basis in the Ordinary Shares. Such gain or loss will be long-term capital gain or loss if the U.S. Shareholder’s holding period exceeds one year and otherwise will generally be short-term capital gain or loss. The deductibility of capital losses is subject to limitations. Gain or loss from the sale, exchange or other disposition of Ordinary Shares will generally be treated as from U.S. sources for U.S. foreign tax credit purposes. (See ‘U.S.-Israel Tax Treaty’ above). Long-term capital gains of individuals, trusts and estates are generally taxed at a maximum rate of 15% or 20%, depending on the income level of the taxpayer. U.S. Shareholders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Israeli currency received in respect of the sale, exchange or other disposition of Ordinary Shares.

(iv) Unearned Income Medicare Contribution Tax

Each U.S. Shareholder who is an individual, estate or trust is generally subject to a 3.8% Medicare tax on the lesser of (i) such U.S. Shareholder’s “net investment income” for the relevant taxable year, and (ii) the excess of such U.S. Shareholder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be $125,000, $200,000, or $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of Ordinary Shares, subject to certain exceptions. U.S. Shareholders are encouraged to consult their own tax advisors regarding the applicability of the Medicare tax to income and gains from ownership of Ordinary Shares.

(v) Passive Foreign Investment Company

A ‘passive foreign investment company’ (“PFIC”) is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. The Company believes that it is not and has not been a PFIC for U.S. Federal income tax purposes for taxable years through 2013, and the Company expects that it will not become a PFIC for taxable years after 2013. If the Company were to become a PFIC, then all U.S. Shareholders would be required either: (i) to include in their taxable income certain undistributed amounts of the Company’s income if a qualified electing fund election has been made (and certain information is provided by the Company); or (ii) to pay an interest charge together with tax calculated at maximum ordinary income rates on certain ‘excess distributions’ (defined to include gain on the sale of Ordinary Shares). In addition, if the Company is a PFIC, U.S. Shareholders who are individuals, trusts or estates will not be eligible for the preferential tax rates on dividends described above, and U.S. Shareholders that own PFIC stock worth more than a certain threshold amount are required to file an annual report with respect to each PFIC in which they own stock.

(vi) Backup Withholding and Information Reporting

A U.S. Shareholder may, under certain circumstances, be subject to information reporting requirements and ‘backup withholding’ at a 28% rate on cash payments in the United States of dividends on, and the proceeds of disposition of, Ordinary Shares. Backup withholding will apply only if a U.S. Shareholder: (a) fails to furnish its social security or other taxpayer identification number (“TIN”) within a reasonable time after the request therefor; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Shareholders should consult their tax advisors regarding their qualification for exemption, if applicable. The amount of backup withholding from a payment to a U.S. Shareholder generally will be allowed as a credit against such U.S. Shareholder’s U.S. Federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

(vii) Tax Return Disclosure

U.S. individuals that hold certain specified foreign financial assets (which include stock of a non-U.S. corporation) are subject to U.S. return disclosure obligations (and related penalties for failure to disclose). Such U.S. individuals are required to file IRS Form 8938 with their U.S. Federal income tax returns, unless an exception applies. U.S. Shareholders that are individuals are encouraged to consult their tax advisors regarding the filing of IRS Form 8938.

10.F Dividends and Paying Agents

Not applicable in Annual Report on Form 20-F.

10.G Statements by Experts

Not applicable in Annual Report on Form 20-F.

10.H Documents on Display

The material documents referred to herein to which the Company is a party, to the extent that their disclosure is not otherwise limited or restricted, may, by prior arrangement, be inspected at the offices of the Company in Yavne, Israel. In addition, the Company believes that all publicly filed documents referred to herein should be available for inspection, upon payment of any prescribed fees and otherwise upon such terms and conditions as may be specified, at the respective public archives or institutions with which they are filed.

10.I Subsidiary Information

Not applicable in Annual Report on Form 20-F.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

(a) General

The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from changes in exchange rates. The use of such instruments does not expose the Company to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Euros).

The Company’s derivative transactions in 2013 were executed through Israeli banks. The Company is exposed to counterparty risk arising from certain of its financial instruments and derivative contracts and it could be adversely affected by the soundness of counterparties, which include customers, suppliers and financial institutions. The Company uses derivatives to hedge certain exchange rate risk by entering into exchange rate-based derivative instruments with financial institution counterparties, such as broker/dealers, commercial banks and investment banks. These transactions are typically entered into on an unsecured basis and should the counterparty fail to honor its obligations under the relevant agreements, the Company could sustain losses which could have an adverse effect on its business, financial condition and results of operations.

(b) Exchange Rate Risk Management

Since the Company’s functional currency and that of virtually all of its subsidiaries is the Dollar, the Company, including through its subsidiaries, protects itself against exposure arising from the difference between assets and liabilities in each currency other than the Dollar (“Balance Sheet Exposure”). The majority of the Balance Sheet Exposure in such subsidiaries is in Japanese Yen, Euros, Chinese Renminbi and NIS.

The Company endeavors to limit its Balance Sheet Exposure through ‘natural’ hedging, i.e., by attempting to match its non-dollar denominated assets and liabilities in any given currency. The currency exposure that is not able to be hedged through the matching of assets and liabilities is managed through the use of derivative instruments. To the extent possible, the Company engages in its exchange rate hedging on a consolidated basis.

The table below details the Balance Sheet Exposure, expressed in currency and geographical terms, as at December 31, 2013 (at fair value - as explained below). All data in the table have been converted for convenience into Dollar equivalents (in millions). The Company does not have any Balance Sheet Exposure maturing beyond 2014 that would have a material effect on its business, financial condition or results of operations.

	Euro	Japanese Yen	Chinese Renminbi	Other Far Eastern Currencies *	NIS	Total
Israel	1.3	(1.6)			(9.8)	(10.1)
Europe	0.6					0.6
Japan		13.4				13.4
China			24.1			24.1
Far East				19.9		19.9

Total	1.9	11.8	24.1	19.9	(9.8)	47.9

*	Includes Korean won and Taiwanese dollar.

Explanatory note:

(1)	The data presented in the table reflects the net exposure after taking into account set-offs between matching non-Dollar denominated assets and liabilities.

The Company enters into forward exchange contracts to hedge its Balance Sheet Exposure as well as certain future cash flows in connection with payroll and related expenses and anticipated probable transactions which are expected to be denominated in non-Dollar currencies. The terms of most existing currency derivatives are less than three months and none exceed one year. The table below details the hedging acquired in forward exchange contracts in order to limit foreign currency exposure risks. The notional amounts of these forward exchange contracts as of December 31, 2013, were as follows ($ in millions).

	Euro	Korean Won	Taiwanese Dollar	Chinese RMB	Japanese Yen	NIS	Total
Israel						32.0	32.0
Europe	11.0						11.0
Japan					51.6		51.6
Far East		19.7	39.4	14.9			74.0

Total	11.0	19.7	39.4	14.9	51.6	32.0	168.6

(c) Fair Value of Derivatives

The fair value of derivatives as of December 31, 2013 constituted assets and liabilities of approximately $1.3 million and $0.1 million, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

(d) Interest Rate Risk Management

Substantially all of the Company’s cash, cash equivalents and short-term bank deposits bear interest. The annual interest rates as of December 31, 2013 ranged up to 1.3%. Due to the relatively short-term maturities of the Company’s cash and deposits portfolio, an immediate 10% change in interest rates is not expected to have a material effect on the Company’s near-term financial condition or results of operations.

Item 12.	Description of Securities Other than Equity Securities

12.A Debt Securities

Not applicable in Annual Report on Form 20-F.

12.B Warrants and Rights

Not applicable in Annual Report on Form 20-F.

12.C Other Securities

Not applicable in Annual Report on Form 20-F.

12.D American Depositary Shares

None

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company’s management (with the participation of its chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the end of the period covered by this Annual Report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and (ii) accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The Company’s management (with the participation of the chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

Kesselman & Kesselman, the independent registered public accounting firm that audited the Financial Statements included in this Annual Report containing the disclosure required by this Item 15(b), has issued an opinion on both the Financial Statements and the Company’s internal control over financial reporting.

(c) Attestation Report of the Independent Registered Public Accounting Firm

See report of Kesselman & Kesselman included under Item 18 on page F-2.

(d) Changes in Internal Control over Financial Reporting

There were not any changes in the Company’s internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) promulgated under the Exchange Act that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Dan Falk, a member of the Registrant’s Audit Committee, has been designated by the Board as an Audit Committee Financial Expert under the applicable rules and regulations of the SEC and as having financial and accounting expertise under the Companies Law and applicable regulations. Mr. Falk is ‘independent’, as that term is defined in the Nasdaq listing standards. In addition, the Audit Committee and the Board have determined that Mr. Dan Falk also qualifies as an independent director under the Companies Law. For information as to certain financial, accounting and professional qualification requirements for external and other directors under the Companies Law, see Item 6.C - Board Practices - Membership of Board; External Directors; Independent Directors; Financial Experts.

Item 16B.	Code of Ethics

The Company has a code of business conduct and ethics which is applicable to all directors, officers and employees of the Company, including its principal executive, financial and accounting officers and persons performing similar functions, which was amended most recently in 2013 (the “Code of Ethics”). The Code of Ethics covers areas of professional and business conduct, and is intended to: promote honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest; promote full, fair, accurate, timely and understandable disclosure in all material respects in reports and documents the Company files with, or furnishes to, the SEC and other applicable governmental authorities, and in its other public communications; promote compliance with applicable laws and governmental rules and regulations including the United States Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010; ensure the protection of the Company’s assets, including its intellectual property, and legitimate business interests; deter wrongdoing; ensure that the intellectual property rights of third parties are respected; promote the prompt internal reporting of violations of the Code of Ethics to the appropriate person at the Company; and promote accountability and adherence to the Code of Ethics. The Company encourages all of its directors, officers and employees promptly to report any violations of the Code of Ethics, and has provided mechanisms by which they may do so.

The Code of Ethics may be accessed through the ‘Corporate Governance’ hyperlink contained on the ‘Investors’ section of the Corporate Website. In addition, the Company will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to the Corporate Secretary of the Company at the Company’s corporate headquarters in Israel.

Item 16C.	Principal Accountant Fees and Services

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The general practice of the Audit Committee is to receive from the Company’s management, either at the time of the Audit Committee’s final review of management’s annual report on internal control over financial reporting or at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company by Kesselman & Kesselman and/or other member firms of PricewaterhouseCoopers International Limited (“PwC”), as well as a report regarding the extent of such services actually provided by

Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, a member of the Audit Committee and its appointed delegate in respect of audit-related and non-audit-related services. Additional services from Kesselman & Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman & Kesselman and/or other member firms of PwC during 2013 and 2012 were pre-approved by the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman & Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012
Audit fees (1)	$841,000	$845,000
Audit related fees (2)	32,000	0
Tax fees (3)	272,000	325,000

Total	$1,145,000	$1,170,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, the audits of management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning regulation and special projects.
(3)	Includes fees for services related to tax compliance, including assistance in preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and other.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 5, 2012, the Board approved, and the Company publicly announced, the approval of $30.0 million for the repurchase of Ordinary Shares. During the five years prior to this date, the Company did not have any Ordinary Share repurchase programs nor did it otherwise engage in repurchases of Ordinary Shares. Repurchases during 2013 under this program were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Remaining amount allocated for Shares that May Yet Be Purchased Under the Plans or Programs
January 2013	139,183	9.04	139,183	$26.8 million
February 2013	54,327	9.49	54,327	$26.3 million
March 2013	42,693	10.06	42,693	$25.8 million
April 2013	45,448	9.98	45,448	$25.4 million
May 2013	230,206	11.17	230,206	$22.8 million
June 2013	529,655	12.17	529,655	$16.3 million
July 2013	272,186	12.14	272,186	$13.0 million
August 2013	189,475	12.27	189,475	$10.7 million
September 2013	288,874	12.09	288,874	$7.2 million
October 2013	302,761	11.78	302,761	$3.6 million
November 2013	114,659	12.12	114,659	$2.2 million

Total	2,209,467	11.65	2,209,467	—

This repurchase program terminated on December 31, 2013, as of which date a total of 2,445,769 Ordinary Shares had been repurchased under the program at an average purchase price of $11.33 per share.

Item 16F.	Change in Registrant’s Certifying Accountant

None

Item 16G.	Corporate Governance

As a foreign private issuer whose shares are listed on Nasdaq, Orbotech Ltd. is permitted to follow certain home country corporate governance practices instead of those followed by U.S. companies under the listing standards of Nasdaq.

As described in Item 10 - Additional Information - Memorandum and Articles of Association - Shareholders’ Meetings, if a quorum is not present within half an hour from the time stated for an adjourned general meeting of shareholders of the Company, any shareholders present in person or by proxy at such meeting shall constitute a quorum, consistent with Israeli law. As such, the quorum requirements for an adjourned meeting are different from the Nasdaq requirement that an issuer listed on Nasdaq have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock.

Under the Companies Law, Orbotech Ltd. may not be required to obtain shareholder approval for certain issuances of shares in excess of 20% of the outstanding shares of the Company, as would be required in certain circumstances by the Nasdaq rules. At this time, the Company does not have any intention to enter into any such transaction; however, it may in the future do so and opt to comply with the Companies Law, which may not require shareholder approval. Any such determination to follow the Companies Law requirements rather than the standards applicable to U.S. companies listed on Nasdaq will be made by the Company at the time in light of then-current circumstances.

In addition, under the Companies Law, Orbotech Ltd. is not required to have an independent nominating committee, nor is there a requirement that its independent directors select (or recommend for selection) director nominees, as would be required by the Nasdaq rules. While the composition of the Company’s Nominating Committee currently complies with Nasdaq rules, the Company may in the future opt to appoint members to its Nominating Committee who are not ‘independent directors’ in accordance with Nasdaq rules, as is permitted under the Articles and the Companies Law. See Item 6 - Directors, Senior Management and Employees.

PART III

Item 17. Financial Statements

17. Financial Statements

The Company is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. Financial Statements

18. Financial Statements

All schedules for which provision is made in the applicable accounting regulations of the SEC are either included in the notes to the Financial Statements or, if not required under the related instructions or inapplicable, have been omitted.

Item 19.	Exhibits

(1.1)	Memorandum of Association reflecting amendments integrated into the text (incorporated by reference to Exhibit A from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 6, 2013).

(1.2)	Articles of Association reflecting amendments integrated into the text.

(2.1)	Forms of Stock Certificates Representing Ordinary Shares (incorporated by reference to Exhibit 2.1 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 000-12790)).

(4.1)	Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (incorporated by reference to Exhibit 4.2 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 000-12790) filed on March 30, 2006).

(4.2)	2010 Equity-Based Incentive Plan (incorporated by reference to Exhibit A to the Company’s Report on Form 6-K (File No. 000-12790) filed on July 26, 2010).

(4.3)	2005 Directors Plan (incorporated by reference to Exhibit B from the Company’s Report on Form 6-K (File No. 000-12790) filed on July 26, 2010).

(4.4)	Photon Dynamics, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.44 from Photon Dynamics’ Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 (File No. 000-27234) filed on February 14, 2007).

(4.5)	Photon Dynamics, Inc. Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 99.1 from Photon Dynamics’ Registration Statement on Form S-8 (File No. 333-117021) filed on June 30, 2004).

(4.6)	Letter of Agreement entered into on February 10, 2013 between Orbotech Ltd. and Israel Discount Bank Ltd. and dated January 31, 2013 (incorporated by reference to Exhibit 4.16 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (File No. 000-12790) filed on February 22, 2013). (1)

(4.7)	Irrevocable Letter of Undertaking by Orbotech Ltd. to Israel Discount Bank Ltd. dated February 10, 2013 (incorporated by reference to Exhibit 4.17 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (File No. 000-12790) filed on February 22, 2013). (1)

(4.8)	Letter of Agreement from Bank Hapoalim Ltd. to Orbotech Ltd. dated January 30, 2013 (incorporated by reference to Exhibit 4.18 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (File No. 000-12790) filed on February 22, 2013). (1)

(4.9)	Irrevocable Letter of Undertaking by Orbotech Ltd. to Bank Hapoalim Ltd. dated February 10, 2013 (incorporated by reference to Exhibit 4.19 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (File No. 000-12790) filed on February 22, 2013). (1)

(4.10)	Asset Purchase Agreement entered into and signed on October 31, 2010, among GE Medical Systems Israel Ltd., Orbotech Medical Solutions Ltd., General Electric Company and Orbotech Ltd. (incorporated by reference to Exhibit 4.15 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (File No. 000-12790) filed on February 24, 2011). (2)

(4.11)	Settlement Agreement and Mutual General Release entered into and signed on February 10, 2011, among General Electric Company, GE Medical Systems Israel Ltd., Orbotech Ltd. and Orbotech Medical Solutions Ltd. (incorporated by reference to Exhibit 4.16 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (File No. 000-12790) filed on February 24, 2011).

(4.12)	Compensation Policy (incorporated by reference to Exhibit C from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 6, 2013).

(4.13)	Letter of Indemnification and Release (incorporated by reference to Exhibit D from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 6, 2013).

(8.1)	List of Subsidiaries.

The following are the principal subsidiary entities of Orbotech Ltd. (all wholly-owned except as indicated):

Name	Jurisdiction of Organization
• Orbotech, Inc.	U.S.A.
• Photon Dynamics, Inc.	U.S.A.
• Orbotech LT Solar LLC (indirectly owned approximately 80% by Orbotech Ltd.)	U.S.A.
• Orbotech S.A.	Belgium
• Laser Imaging Systems GmbH & Co. KG	Germany
• New System s.r.l.	Italy
• Orbotech Pacific Ltd.	Hong Kong
• Orbotech Singapore Corporation Pte. Ltd.	Singapore
• Orbotech B.V.	The Netherlands
• Orbotech Asia Ltd.	Hong Kong
• Orbotech Japan Ltd.	Japan
• Orbograph Ltd. (owned approximately 91% by Orbotech Ltd.)	Israel
• Frontline P.C.B. Solutions Ltd. (owned 50% by Orbotech Ltd.)	Israel
• Frontline P.C.B. Solutions Limited Partnership	Israel

(12.1)	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(12.2)	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(13.1)	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(15.1)	Consent of Independent Registered Public Accounting Firm.

(101)	Interactive Data Filing.

(1)	English translation from the official, original version in Hebrew.
(2)	Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the SEC.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORBOTECH LTD.

By:	/S/ ASHER LEVY
Asher Levy
Chief Executive Officer

Dated: February 21, 2014

ORBOTECH LTD.

(An Israeli Corporation)

2013 CONSOLIDATED FINANCIAL STATEMENTS

ORBOTECH LTD.

2013 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

ORBOTECH LTD.

We have audited the accompanying consolidated balance sheets of Orbotech Ltd. (the “Company”) and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013. We also have audited the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”). The Company’s Board of Directors and management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting, included in the Management Report. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As discussed in Note 2a(i) to the consolidated financial statements, as of January 1, 2013, following a change in applicable Israeli generally accepted accounting principles, the Company changed the manner in which it accounts for its investment in its 50% owned joint venture and has applied these changes retrospectively.

In our opinion, based on our audits, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the COSO.

Tel Aviv, Israel	Kesselman & Kesselman
February 21, 2014	Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2013	(*)2012
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$161,155	$256,663
Short-term bank deposits	38,650	3,014
Marketable securities	5,265	2,238
Accounts receivable:
Trade	198,203	164,482
Other	31,546	29,836
Deferred income taxes	8,094	7,862
Inventories	93,938	93,854

Total current assets	536,851	557,949

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	13,106	12,788
Funds in respect of employee rights upon retirement	11,024	10,598
Deferred income taxes	15,130	13,634
Equity method investees and other receivables	9,911	7,592

	49,171	44,612

PROPERTY, PLANT AND EQUIPMENT, net	27,715	24,559

GOODWILL	12,444	12,444

OTHER INTANGIBLE ASSETS, net	10,401	14,442

Total assets	$636,582	$654,006

(*) See Note 1a(ii).

/s/ YOCHAI RICHTER	)	Active Chairman of the
Yochai Richter	)	Board of Directors

/s/ ASHER LEVY	)
Asher Levy	)	Chief Executive Officer

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS (continued)

	December 31
	2013		(*)2012
	U.S. dollars in thousands
Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term bank loan	$		$64,000
Accounts payable and accruals:
Trade		43,663	32,286
Other		55,482	48,884
Deferred income		24,854	17,388

Total current liabilities		123,999	162,558
LONG-TERM LIABILITIES:
Liability for employee rights upon retirement		25,845	25,221
Deferred income taxes		2,406	2,236
Other tax liabilities		17,178	16,478

Total long-term liabilities		45,429	43,935
COMMITMENTS AND CONTINGENT LIABILITIES (see Note 8)

Total liabilities		169,428	206,493

EQUITY:
Orbotech Ltd. shareholders’ equity
Ordinary shares of NIS 0.14 par value per share (“Ordinary Shares”)
Authorized at December 31, 2013 and 2012:
80,000,000 Ordinary Shares
Issued at December 31, 2013 and 2012:
46,203,927 and 45,633,489 Ordinary Shares, respectively
Outstanding at December 31, 2013 and 2012:
41,764,240 and 43,403,894 Ordinary Shares, respectively		2,124	2,102
Additional paid-in capital		281,159	274,856
Retained earnings		268,570	228,569
Accumulated other comprehensive income		409	628
Less - treasury shares, at cost (December 31, 2013 - 4,439,687
Ordinary Shares; December 31, 2012 - 2,229,595 Ordinary Shares)		(84,946)	(59,151)

Total Orbotech Ltd. shareholders’ equity		467,316	447,004

Non-controlling interest		(162)	509

Total equity		467,154	447,513

Total liabilities and equity		$636,582	$654,006

(*) See Note 1a(ii).

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2013	(*)2012	(*)2011
	U.S. dollars in thousands (except per share data)
REVENUES:
Sale of products	$294,027	$238,920	$415,838
Services rendered	145,968	148,088	135,627

	439,995	387,008	551,465

COST OF REVENUES:
Cost of products sold	156,702	129,601	234,267
Cost of services rendered	91,753	103,846	93,448
Write-down of inventories		14,255	6,743

	248,455	247,702	334,458

GROSS PROFIT	191,540	139,306	217,007

RESEARCH AND DEVELOPMENT COSTS:
Expenses incurred	72,736	70,524	83,338
Less - government participations	3,163	1,821	1,985

NET RESEARCH AND DEVELOPMENT COSTS	69,573	68,703	81,353
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	75,948	73,051	70,489
EQUITY IN EARNINGS OF FRONTLINE	(5,553)	(6,764)	(7,236)
AMORTIZATION OF INTANGIBLE ASSETS	4,041	9,907	12,304
RESTRUCTURING CHARGES		5,063
IMPAIRMENT OF INTANGIBLE ASSETS		30,142

OPERATING INCOME (LOSS)	47,531	(40,796)	60,097
FINANCIAL EXPENSES - net	1,191	5,120	6,587

INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE TAXES ON INCOME	46,340	(45,916)	53,510
INCOME TAX EXPENSE	6,927	456	7,677
SHARE IN LOSSES OF EQUITY METHOD INVESTEE	252	165	179

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	39,161	(46,537)	45,654
GAIN FROM DISCONTINUED OPERATIONS, NET OF TAX			1,363

NET INCOME (LOSS)	39,161	(46,537)	47,017
NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(840)	(958)	(322)

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	$40,001	$(45,579)	$47,339

AMOUNTS ATTRIBUTABLE TO ORBOTECH LTD.:
INCOME (LOSS) FROM CONTINUING OPERATIONS	40,001	(45,579)	45,976
INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX			1,363

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	$40,001	$(45,579)	$47,339

EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO ORBOTECH LTD.:
INCOME (LOSS) FROM CONTINUING OPERATIONS:
Basic	$0.94	$(1.05)	$1.15

Diluted	$0.92	$(1.05)	$1.13

NET INCOME (LOSS):
Basic	$0.94	$(1.05)	$1.19

Diluted	$0.92	$(1.05)	$1.16

WEIGHTED AVERAGE NUMBER OF SHARES USED IN
COMPUTATION OF EARNINGS (LOSS) PER SHARE - IN THOUSANDS:
Basic	42,571	43,501	39,909

Diluted	43,253	43,501	40,816

(*) See Note 1a(ii).

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31
	2013	2012	2011
	U.S. dollars in thousands
Net income (loss)	$39,161	$(46,537)	$47,017

Other comprehensive income (loss):
Gain (loss) in respect of derivative instruments designated for cash flow hedge, net of taxes	(219)	1,228	(1,181)
Currency translation adjustments		860	(1,733)

Total other comprehensive income (loss)	(219)	2,088	(2,914)

Total comprehensive income (loss)	38,942	(44,449)	44,103

Comprehensive loss attributable to the non-controlling interests	(840)	(958)	(322)

Total comprehensive income (loss) attributable to Orbotech Ltd.	$39,782	$(43,491)	$44,425

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Non controlling interest	Total shareholders’ equity
	Number of shares	Amount
	In thousands	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2011	37,084	$1,758	$174,940	$226,809	$1,454	$(57,192)	$1,786	$349,555
CHANGES DURING 2011:
Comprehensive income				47,339	(2,914)		(322)	44,103
Issuance of shares, net of issuance expenses in the amount of $5,629,000	7,705	315	90,368					90,683
Exercise of employee equity awards	516	19	2,044			*		2,063
Compensation relating to equity awards granted to employees and others			3,614				114	3,728

BALANCE AT DECEMBER 31, 2011	45,305	$2,092	$270,966	$274,148	$(1,460)	$(57,192)	$1,578	$490,132
CHANGES DURING 2012:
Comprehensive loss				(45,579)	2,088		(958)	(44,449)
Acquisition of treasury shares						(1,959)		(1,959)
Acquisition of non- controlling interest			252				(252)
Exercise of employee equity awards	328	10	709			*		719
Compensation relating to equity awards granted to employees and others			2,929				141	3,070

BALANCE AT DECEMBER 31, 2012	45,633	$2,102	$274,856	$228,569	$628	$(59,151)	$509	$447,513
CHANGES DURING 2013:
Comprehensive income				40,001	(219)		(840)	38,942
Acquisition of treasury shares						(25,795)		(25,795)
Exercise of employee equity awards	571	22	3,290			*		3,312
Compensation relating to equity awards granted to employees and others			3,013				169	3,182

BALANCE AT DECEMBER 31, 2013	46,204	$2,124	$281,159	$268,570	$409	$(84,946)	$(162)	$467,154

*	Represents an amount of less than $1,000

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2013	(*)2012	(*)2011
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$39,161	$(46,537)	$47,017
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Income from discontinued operations			(1,363)
Depreciation and amortization	13,261	17,919	19,918
Impairment of intangible assets		30,142
Compensation relating to equity awards granted to employees and others	3,182	3,070	3,728
Increase (decrease) in liability for employee rights upon retirement	624	(640)	(562)
Deferred income taxes	(1,558)	(5,440)	2,584
Non cash expenses in respect of restructuring		601
Loss from sale of marketable securities			395
Amortization of premium and accretion of discount on marketable securities, net	554	588
Equity in earnings of Frontline, net of dividend received	446	(1,232)	(221)
Other	268	1,498	1,224
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(33,721)	31,725	(42,709)
Other	(2,954)	(2,708)	2,694
Increase (decrease) in accounts payable and accruals:
Trade	11,377	(4,780)	5,498
Deferred income	7,466	(8,522)	1,489
Other	8,045	(6,166)	5,070
Decrease (increase) in inventories	(190)	11,925	6,870

Net cash provided by operating activities - continuing operations	45,961	21,443	51,632
Net cash used in operating activities - discontinued operations			(787)

Net cash provided by operating activities	$45,961	$21,443	$50,845

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(12,978)	(9,484)	(7,524)
Withdrawal (placement) of bank deposits	(35,636)	142,278	(142,325)
Purchase of marketable securities	(9,936)	(18,167)
Redemption of marketable securities	6,037	2,553	1,967
Investment in equity method investee	(2,250)		(2,810)
Proceeds from disposal of property, plant and equipment	39	3,034	35
Decrease (increase) in funds in respect of employee rights upon retirement	(262)	(254)	199

Net cash provided by (used in) investing activities - continuing operations	(54,986)	119,960	(150,458)
Net cash provided by investing activities - discontinued operations			9,155

Net cash provided by (used in) investing activities	$(54,986)	$119,960	$(141,303)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loan	(64,000)	(32,000)	(32,000)
Issuance of shares, net			90,683
Employee stock options exercised	3,312	719	2,063
Acquisition of treasury shares	(25,795)	(1,959)

Net cash provided by (used in) financing activities – continuing operations	$(86,483)	$(33,240)	$60,746
Net cash provided by (used in) financing activities	$(86,483)	$(33,240)	$60,746

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(95,508)	108,163	(29,712)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	256,663	148,500	178,212

CASH AND CASH EQUIVALENTS AT END OF YEAR	$161,155	$256,663	$148,500

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$1,307	$3,495	$5,239

Income taxes paid	$7,739	$5,970	$3,637

Income taxes refunded	$371	$390	$2,437

Purchase of property, plant and equipment on credit	$908	$1,635	$1,300

(*) See Note 1a(ii).

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

(i)	Nature of operations

Orbotech Ltd. (the “Company” or “Orbotech”) is an Israeli company, which, together with its subsidiaries and one joint venture, is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for the electronics industry. The Company’s products include automated optical inspection (“AOI”), automated optical repair (“AOR”), imaging and production systems used in the manufacture of printed circuit boards (“PCB”s) and other electronic components and AOI, test and repair systems used in the manufacture of flat panel displays (“FPD”s). The Company also markets computer-aided manufacturing (“CAM”) and engineering solutions for PCB production.

In addition, through Orbograph Ltd. (“Orbograph”), the Company develops and markets character recognition solutions to banks, financial and other payment processing institutions; and, through Orbotech LT Solar, LLC (“OLTS”), is engaged in the research, development and marketing of products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels.

The Company is continuing to develop technologies for use in other applications both within and outside the electronics industry. The Company derives a significant portion of its revenues from the service and support of its substantial installed base of products.

For information as to the Company’s reportable segments, principal geographical markets and major customers, see Note 13.

(ii)	Accounting principles

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.

For further information regarding the change in applicable Israeli generally accepted accounting principles, as a result of which the Company changed the manner in which it accounts for its investment in its 50% owned joint venture, see Note 2a(i). Such changes were retrospectively applied to all comparative figures.

(iii)	Functional currency

The currency of the primary economic environment in which the operations of the Company and virtually all of its subsidiaries and joint venture are conducted is the United States dollar (the “Dollar”).

Virtually all product revenues of the Company and its subsidiaries are derived outside Israel in non-Israeli currencies, mainly the Dollar. Most purchases of materials and components are made in Dollars or in Israeli currency under contracts linked to the Dollar. Thus, the functional currency of the Company and virtually all of its subsidiaries is the Dollar.

Monetary accounts maintained in currencies other than the Dollar are re-measured using the representative foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency re-measurement are recorded in financial expenses—net, as appropriate.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

(iv)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Some of those judgments can be subjective and complex, and, consequently actual results may differ materially from those estimates and assumptions. As applicable to these financial statements, the most significant estimates and assumptions relate to revenue recognition, inventories, deferred tax assets, provision for uncertain tax positions, provision for doubtful accounts, goodwill, intangible assets, property, plant and equipment and employee compensation in connection with equity awards.

b.	Principles of consolidation

These financial statements include the accounts of the Company and its subsidiaries.

Intercompany balances and transactions have been eliminated in consolidation. Profits from intercompany sales not yet realized outside of the Company and its subsidiaries have also been eliminated.

Orbotech’s holding in OLTS, is currently approximately 79.25% on a fully diluted basis.

A portion of OLTS’s equity interest is held by the two developers of certain of OLTS’s technology. The Company has granted each of these two developers a put option to sell a portion of his holdings in OLTS to the Company. These put options were exercised in full on December 31, 2013. The purchase price paid by the Company upon the exercise of each put option was based on the Company’s valuation of OLTS used in the framework of equity investments in OLTS prior to exercise of the put option. During 2013, 2012 and 2011, these put options were exercised by the two developers and the Company purchased a portion of their equity interests in OLTS for approximately $0.3 million, $0.7 million and $0.7 million in cash in each of these years, respectively, recorded as research and development expenses. In addition to the put options referred to above, each of the two developers was granted an additional put option to sell his holdings in OLTS to, at the Company’s election, the Company and/or OLTS. These additional put options shall become exercisable starting in 2015, subject to their continued employment and the achievement of a certain financial milestone by OLTS in the fiscal year immediately preceding the year in which the put option is exercised. The purchase price to be paid by the Company upon the exercise of this put option shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. There is a limit on the number of equity interest units that the two developers may require the Company to purchase, upon exercise of these put options, each year. The put options shall expire upon the earlier of an initial public offering, merger and acquisition transaction or a third party investment in OLTS that results in such third party holding at least 5% of OLTS’s equity interest.

c.	Cash and cash equivalents

The Company considers all highly liquid investments including cash and short-term bank deposits that are not restricted as to withdrawal or use and the period to maturity of which does not exceed three months at the time of investment, to be cash equivalents.

d.	Short-term bank deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits are in Dollars and bear interest at an average annual rate of 0.79%.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Concentration of credit risks and allowance for doubtful accounts

As of December 31, 2013 and 2012, most of the Company’s cash and cash equivalents were deposited with major Israeli, European, United States and Far Eastern banks. The Company is of the opinion that the credit risk in respect of these balances is not material.

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in certain economies, the Company may require letters of credit from banks.

The allowance for doubtful accounts is determined for specific debts doubtful of collection.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, the Company sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. The resulting costs related to the letters of credit and promissory notes are charged to ‘financial expenses—net’, as incurred. During the years ended December 31, 2013, 2012 and 2011, the Company sold face amounts of $19.0 million, $33.7 million and $79.0 million, respectively, of these letters of credit and promissory notes.

f.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows: components, products in process and finished products—on the weighted average basis; and labor and overhead—on the basis of actual manufacturing costs assuming normal manufacturing capacity.

Inventories are written-down for estimated excess and obsolescence, based on assumptions about future demand and market conditions. Once written-down, a new lower cost basis for that inventory is established.

g.	Marketable securities

As of December 31, 2013 and 2012, all of the Company’s investments in marketable securities were classified as held to maturity securities.

Quoted corporate and government debentures, which the Company intends to hold to maturity, are stated at amortized cost.

h.	Investment in equity method investees

Investments in shares of an entity over which the Company has significant influence or joint control but owns less than a controlling voting interest (an “Associated Company”), are accounted for using the equity method. Significant influence is presumed to exist when the Company holds between 20%-50% of an Investee’s voting instruments.

i.	Property, plant and equipment

These assets are stated at cost and are depreciated by the straight-line method over their estimated useful lives.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Annual rates of depreciation are as follows:

%
Machinery and equipment	10-20
(mainly 20)
Leasehold improvements	Over the term of the lease (mainly 10)
Building	3
Office furniture and equipment	6-15
Computer equipment	20-33
Vehicles	15; 20

j.	Goodwill

Goodwill is not amortized, but rather tested for impairment annually, as of September 30 of each year, or whenever events or circumstances present an indication of impairment, by assessing the fair value of the Company’s various reporting units.

The goodwill impairment test is applied by performing a qualitative assessment before calculating the fair value of the reporting unit. If, on the basis of qualitative factors, it is considered not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for impairment would not be required. Otherwise, goodwill impairment is tested using a two-step approach.

The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. The second step involves calculating the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

In 2013 and 2012, the Company elected to perform a qualitative assessment for the annual goodwill impairment test.

As a result of performing the annual impairment tests, on September 30, 2013, 2012 and 2011, the Company determined that there was no impairment with respect to goodwill.

k.	Other intangible assets

Acquired intangible assets are presented at cost, net of accumulated amortization and impairments. These intangible assets consist primarily of intellectual property and customer relations and are being amortized mostly over periods of seven, but in some cases up to twelve, years.

l.	Impairment of long-lived assets

Long-lived assets, including definite life intangible assets, held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset group) would be written down to their estimated fair values. In the year ended December 31, 2012, an impairment charge of $30.1 million of intangible assets was recognized. See Note 5.

m.	Recognition of revenue

The Company recognizes revenue from the sale of non-software products to end users upon delivery, provided that appropriate documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee or sale price is fixed or determinable and collectability is reasonably assured. The Company does not, in the normal course of business, provide a right of return to its customers. Installation and training are not essential to the product capabilities as they do not require specialized skills and can be performed by other vendors.

The Company’s revenue arrangements contain multiple elements, as it grants its customers a warranty on products sold, which includes the provision of post-sale service and maintenance, usually for a period of six to twelve months. Upon meeting the revenue recognition criteria of the product, the Company records a portion of the sale price that relates to the value of the services and maintenance expected to be performed during the aforementioned period as deferred income, and recognizes it as service revenue ratably over such period. The cost to the Company of warranting that the product will perform according to certain specifications and that the Company will repair or replace the product if it ceases to work properly, is insignificant and is treated according to accounting guidance for contingencies. In addition, the Company defers the value of the installation and recognizes it upon installation.

When a sales arrangement contains multiple elements, such as product warranty and installation, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”), if available, and otherwise is based on third party evidence (“TPE”) or on the estimated selling price (“ESP”) if neither VSOE nor TPE is available. Because of the nature of its products, the Company generally utilizes the ESP.

The determination of ESP involves consideration of several factors based on the specific facts and circumstances of the arrangement. Specifically, the Company considers the cost to produce the deliverable, the anticipated margin on that deliverable, the selling price and profit margin for similar parts in different geographical regions, its ongoing pricing strategy and policies and other economic conditions and trends.

In the case of delivery of newly developed products, revenue is deferred until acceptance is received.

Service revenue in respect of the Company’s products is recognized ratably over the contractual service period or in a fee for services arrangement, as services are performed.

The Company recognizes revenue from the sale of software to end users upon delivery, provided that appropriate documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee or sale price is fixed or determinable, and collectability is probable. When software is made available to customers electronically, it is deemed to have been delivered when the Company has provided the customer with the access codes necessary to enable immediate possession of the software. If collectability is not considered probable, revenue is recognized when the fee or sale price is collected. Maintenance revenues are comprised of revenue from support arrangements which include technical support and the right to unspecified upgrades on an

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year.

The Company recognizes revenues net of value added tax.

n.	Research and development

Research and development expenses, which consist mainly of labor costs, materials and subcontractors, are expensed as incurred. Pre-payments for goods or services that will be used or rendered for future research and development activities are deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. Government funding for development of approved projects is recognized as a reduction of expenses as the related cost is incurred. The Company is not required to pay royalties on sales of products developed using government funding.

o.	Shipping and handling costs

Shipping and handling costs are classified as a component of cost of sales.

p.	Income taxes

(i)	Deferred income taxes

Deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of temporary differences between the financial accounting and tax bases of assets and liabilities and on the tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized.

The Company may incur additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries. Such additional tax liability in respect of these non-Israeli subsidiaries has not been provided for in these financial statements as it is the Company’s policy permanently to reinvest the subsidiaries’ earnings and to consider distributing dividends only when this can be facilitated in connection with a specific tax or other opportunity that may arise.

Tax liabilities which would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s intention to hold, and not to realize, these investments.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting or, if not related to an asset or liability for financial reporting, according to the expected reversal dates of the specific temporary differences.

(ii)	Uncertainty in income taxes

The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within income tax expense. Such liabilities are

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

classified as long-term, unless the liability is expected to be resolved within twelve months from the balance sheet date.

q.	Treasury shares

Treasury shares are presented as a reduction of shareholders’ equity, at their cost to the Company.

r.	Derivative financial instruments

The Company uses financial instruments and derivatives to hedge existing non-Dollar assets and liabilities as well as certain anticipated transactions which are probable and are expected to be denominated in non-Dollar currencies.

All derivative instruments are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract it designates the derivative, for accounting purposes, as either a hedging instrument or a non-hedging instrument.

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the spot component are recorded in other comprehensive income, as ‘gains (losses) in respect of derivative instruments designated for cash flow hedge, net of taxes’ and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges, if any, and hedge components such as time value, excluded from assessment of effectiveness testing, are recognized immediately in the statement of operations among ‘financial expenses - net’. Changes in the fair value of other derivatives not designated as hedging instruments are recognized in the statement of operations among ‘financial expenses - net’ and amounted to gain (loss) of $2,100,000, $(957,000) and $(1,270,000), in the years ended December 31, 2013, 2012 and 2011, respectively.

Cash flows from derivatives that qualify as a cash flow hedge are recognized in the statement of cash flows in the same category as that of the hedged item. Cash flows from other economic derivatives remain part of cash flows from operating activities.

s.	Share-based compensation

Equity awards granted to employees and directors are accounted for using the grant date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period, net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions.

The Company elected to recognize compensation cost for awards that have a graded vesting schedule using the accelerated multiple-option approach.

Certain equity awards are subject to forfeiture should the Company fail to attain specified performance goals. The fair value of these awards is estimated on the date of grant using the same option valuation model used by the Company for non-performance equity awards. For so long as the Company assumes that performance goals will be achieved, compensation cost is recorded with respect thereto. If and when a point in time is reached that the Company believes the performance goals will not be achieved, it will then reverse the share-based compensation expenses for all vesting periods completed through such date.

Equity awards granted to non-employees are re-measured at each reporting period at fair value until they have vested. The fair value of equity awards is charged to the statement of operations over the service period.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Liability awards are measured at fair value and are re-measured at each reporting period until settled. The fair value of liability awards is charged to statement of operations over the service period.

t.	Comprehensive income (loss)

In addition to net income (loss), comprehensive income includes gains or losses in respect of derivative instruments designated as cash flow hedges’ net of tax and foreign currency translation adjustments.

u.	Earnings (loss) per share

Basic earnings (loss) per share are computed based on the weighted average number of shares outstanding during each year (net of treasury shares). In computing diluted earnings (loss) per share, the potential dilutive effect of outstanding equity awards is taken into account using the treasury stock method. In 2012, outstanding equity awards were not taken into account due to their anti-dilutive effect.

v.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation. See also Note 1a(ii).

w.	Impact of recently issued accounting pronouncements

In February 2013, the FASB issued accounting standard update ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. Previously, information about amounts reclassified out of accumulated other comprehensive income and their corresponding effect on net income had been presented in separate places throughout the financial statements. ASU No. 2013-02 requires entities to present this information in one centralized disclosure in the financial statements; however, it emphasized that there is no change in the current requirements for reporting net income or other comprehensive income in financial statements. The adoption by the Company of ASU No. 2013-02 on December 31, 2013 did not have a material effect on Company’s consolidated financial statements.

In July 2013, the FASB issued accounting standard update ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force)”. An unrecognized tax benefit should be presented in the financial statements as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at: (i) the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position; or (ii) the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, in which case the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date.

This guidance is effective for fiscal years beginning after December 15, 2013 with early adoption permitted. The Company does not expect it to have a material effect on its consolidated financial statements upon adoption.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - EQUITY METHOD BASED INVESTEES AND DISCONTINUED OPERATIONS

a.	Equity method based investees:

(i)	Frontline P.C.B Solutions Limited Partnership (“Frontline”)

Frontline, an Israeli limited partnership, is equally owned by the Company and Mentor Graphics Development Services (Israel) Ltd., and combines the former CAM operations of both companies. The Company’s subsidiaries market and provide customer support in respect of Frontline’s products. Through December 31, 2012 the Company accounted for its interest in Frontline in its consolidated financial statements using the proportionate method, as was required under Israeli GAAP, based on advice from the United States Securities and Exchange Commission (the “SEC”) that it would not object to the Company’s use of the proportionate method provided certain conditions were met. Due to the elimination of the proportionate method of consolidation for joint ventures under Israeli GAAP, which became effective on January 1, 2013, commencing January 1, 2013, the Company began to account for its interest in Frontline using the equity method, with the same presentation applied in all prior periods for consistency. As a result, the Company reports its investment as one line item within other non- current assets in the Company’s consolidated balance sheets and its share of earnings on one line in the consolidated statements of operations. The Company’s share in the earnings of Frontline is presented under operating income since Frontline is integrated into the operations of the Company. As of December 31, 2013 and 2012, the Company’s investment in Frontline amounted to $5,223,000 and $5,712,000, respectively. The Company’s share in Frontline’s earnings amounted to $5,553,000, $6,764,000 and $7,236,000 in the years ended December 31, 2013, 2012 and 2011 respectively.

Summarized financial information for Frontline is presented below:

		December 31
		2013	2012
		$ in thousands
(i) Balance sheet data:
Assets:
Current assets		12,354	13,181
Non Current assets		2,084	1,676

Total assets		14,438	14,857

Liabilities:
Current liabilities		2,767	2,440
Non Current liabilities		2,276	2,000

Total liabilities		5,043	4,440

	Year ended December 31
	2013	2012	2011
	$ in thousands
(ii) Operating results data:
Total revenues	27,210	28,246	28,320
Gross profit	19,565	23,893	24,244
Net income	11,106	13,528	14,472

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - EQUITY METHOD BASED INVESTEES AND DISCONTINUED OPERATIONS (continued)

(iii) Other:
	Year ended December 31
	2013	2012	2011
	$ in thousands
Related parties transactions included in
Cost of products sold	852	802	618
Selling, general and administrative expenses	(3,127)	(1,800)	(1,700)

	December 31
	2013	2012
	$ in thousands
Balances with related parties (included in trade payables)	6,408	4,590

(ii)	PixCell Medical Technologies, Ltd. (“PixCell”)

In 2011, the Company entered into an investment agreement pursuant to which it paid $1.5 million to acquire approximately 21% of the share capital of PixCell, an Israeli company developing diagnostic equipment for point-of-care hematology applications, in particular low cost, high speed complete blood count (CBC) and hemoglobin level tests. In 2013, the Company invested an additional $2.0 million in PixCell and purchased shares from other shareholders of PixCell for a total amount of $0.25 million, following which, at December 31, 2013, it held 37.6% of the share capital of PixCell. As of December 31, 2013 and 2012, the Company’s investment in PixCell amounted to $3,154,000 and $1,156,000 respectively. Company’s share in Pixcell’s losses amounted to $252,000, $165,000 and $179,000 in the years ended December 31, 2013, 2012 and 2011 respectively.

b.	Discontinued Operations:

(i)	Orbotech Medical Solutions Ltd. (“OMS”)

On October 31, 2010, the Company and its subsidiary OMS entered into an agreement with General Electric Company (“GE”) and a subsidiary of GE pursuant to which the subsidiary of GE acquired the assets of OMS for approximately $9.0 million in cash at closing, and up to an additional $5.0 million in cash, subject to the achievement, which is not dependent on Orbotech, of certain agreed performance-based milestones for a period of five years. As of December 31, 2013, no agreed upon milestones had been achieved. The transaction closed on February 10, 2011. Upon closing, the parties released each other from all mutual claims against one another relating to their business relations. No value was attributed to the disposition of the claims by GE against the Company. Upon closing, the Company recognized an after-tax income of approximately $6.4 million. OMS revenues were $0.8 million in the period from January 1, 2011 to February 10, 2011. OMS losses net of taxes were $1.0 million in the period from January 1, 2011 to February 10, 2011.

(ii)	Orbotech Medical Denmark A/S (“OMD”)

In May 2011, the management of OMD acquired OMD from the Company for a nominal amount. OMD revenues were $3.1 million in the period from January 1, 2011 to May 31, 2011. OMD losses, net of taxes, were $4.0 million in the period from January 1, 2011 to May 31, 2011

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - EQUITY METHOD BASED INVESTEES AND DISCONTINUED OPERATIONS (continued)

Summarized financial information for the combined discontinued operations is presented below:

January 1 through the respective closing dates
2011
$ in thousands
Total revenues	3,924

Income before income tax benefit	1,838
Tax expenses	(475)

Income from discontinued operations, net of tax	1,363

Income per share from discontinued operations- basic and diluted	$0.03

NOTE 3 - INVENTORIES

	December 31
	2013	2012
	$ in thousands
Components:
For manufacturing of systems	25,540	31,409
For servicing of systems	27,756	26,675

	53,296	58,084
Work in process	11,843	9,933
Finished products	28,799	25,837

	93,938	93,854

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of assets

Composition of assets, grouped by major classifications, is as follows:

	December 31
	2013	2012
	$ in thousands
Cost:
Machinery and equipment	29,399	28,638
Leasehold improvements	42,994	39,925
Land and buildings	5,928	5,928
Office furniture, equipment	10,141	10,009
Computer equipment	42,380	40,080
Vehicles	486	473

	131,328	125,053
Less - accumulated depreciation and amortization	103,613	100,494

	27,715	24,559

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT (continued):

b.	Depreciation and amortization

Depreciation and amortization expenses totaled $9,220,000, $8,012,000 and $7,614,000 in the years ended December 31, 2013, 2012 and 2011, respectively.

NOTE 5 - GOODWILL AND OTHER INTANGIBLE ASSETS

a.	Goodwill:

(i)	Composition

Goodwill balance as of December 31, 2013 and 2012 was $12.4 million, virtually all of which relates to the Company’s PCB operations.

(ii)	Annual goodwill impairment test

As mentioned in Note 1k, the Company has designated September 30 of each year as the date on which it performs its annual goodwill impairment test.

As of December 31, 2013 and 2012, the Company determined there was no impairment with respect to goodwill.

b.	Other intangible assets

The amortized balance of other intangible assets is composed as follows:

	December 31
	2013	2012
	$ in thousands
Cost:
Intellectual property	59,910	65,095
Customer relations	31,063	31,063

	90,973	96,158

Less:
Impairment charges		30,142
Accumulated amortization	80,572	51,574

	10,401	14,442

During 2012, in light of the extended downturn in the FPD industry, the Company tested whether the intangible assets acquired as part of the Photon Dynamics, Inc. (“PDI”) acquisition in 2008 should be impaired, based on cash flow projections and fair value estimates. The determination of cash flow was based on the Company’s strategic plans and long-range planning forecasts. The growth rates included in the plans were based on industry and Company specific data. The profit margin assumptions included in the plans were projected based on the current cost structure and anticipated cost changes. As a result of the foregoing, the Company determined that the carrying amount of certain intangible assets, primarily existing technology and customer relations allocated to FPD division, exceeded their fair value by $30.1 million. As a result, an impairment charge of $30.1 million was recorded in 2012.

For a discussion of Level 3 fair value inputs, see Note 11c.

Amortization of other intangible assets totaled $4,041,000, $9,907,000 and $12,304,000 in the years ended December 31, 2013, 2012 and 2011, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

Estimated amortization expense for the years stated below is as follows:

$ in thousands
Year ending December 31:
2014	4,041
2015	3,253
2016	868
2017	808
2018	808
2019	623

10,401

NOTE 6 - LONG-TERM BANK LOAN:

In 2008, in connection with Company’s acquisition of PDI, the Company and Israel Discount Bank Ltd. (“Discount Bank”) entered into a financing agreement, which has been amended and clarified from time to time, pursuant to which the Company borrowed $160.0 million from Discount Bank.

As of December 31, 2013, this loan had been fully repaid.

In February 2013, the Company replaced a previous floating charge created on behalf of Discount Bank over all of the Company’s assets by an undertaking by Orbotech Ltd. not to create charges on its assets and to refrain from certain other activities without Discount Bank’s consent (a “Negative Pledge”). Similarly, in February 2013, the floating charge created on behalf of Bank Hapoalim Ltd. (“Hapoalim”) (see Note 8c) was replaced with a substantially similar Negative Pledge.

NOTE 7 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli law generally requires the payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company and its Israeli subsidiaries to their Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Under labor agreements, these deposits and insurance policies are in the employees’ names and, subject to certain limitations, are the property of the employees.

The severance pay liability covered by the pension funds is not reflected in the financial statements as the severance pay risks have been irrevocably transferred to the pension funds.

The liability for employee rights upon retirement covers the severance pay liability of the Company and its Israeli and Japanese subsidiaries in accordance with labor agreements in force and based on salary components which, in the opinion of management, create entitlement to severance pay. The Company records the obligation as if it were payable at each balance sheet date on an undiscounted basis.

The Company and its Israeli subsidiaries may only make withdrawals from the severance pay funds for the purpose of paying severance pay. Most of the Company’s non-Israeli subsidiaries provide defined contribution plans for the benefit of their employees. Under these plans, contributions are based on specific percentages of pay.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

Severance pay expenses were $1,748,000, $2,663,000 and $2,403,000 in the years ended December 31, 2013, 2012 and 2011, respectively. Defined contribution plan expenses were $3,747,000, $3,572,000 and $3,804,000 in the years ended December 31, 2013, 2012 and 2011, respectively. The Company expects contribution plan expenses in 2014 to total approximately $4,000,000.

Upon reaching normal retirement age, the Company’s employees are entitled to amounts based on the number of service years that will have accumulated upon their retirement dates and their last salary rates. The Company accrues for such payments regularly and does not expect to record additional expenses when paying such amounts to employees who reach normal retirement age.

NOTE 8 - COMMITMENTS, CONTINGENT LIABILITIES:

a.	Lease commitments

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. At December 31, 2013, the lease agreements for these premises expire on various dates between 2014 and 2022.

Minimum lease commitments of the Company and its subsidiaries under operating leases, at rates in effect on December 31, 2013, were as follows:

$ in thousands
Year ending December 31:
2014	9,048
2015	7,656
2016	4,793
2017	4,103
2018	4,045
2019 - 2022	12,965

42,610

The rental payments for the premises in Israel, which constitute approximately half of the above amounts, are payable in New Israeli sheqels (“NIS”) linked to the Israeli consumer price index (the “Israeli CPI”).

Rental expenses totaled $7,878,000, $7,410,000 and $7,764,000 in the years ended December 31, 2013, 2012 and 2011, respectively.

b.	Contingent liabilities:

(i)	Intellectual Property

The Company has in the past received and may receive in the future notifications from customers with respect to possible indemnification or other action by the Company in connection with intellectual property claims resulting from use of the Company’s products. The Company typically undertakes, subject to various contractual conditions and other limitations, to defend intellectual property claims against customers arising from the purchase and use of its products. The Company’s obligations under these agreements generally provide that the Company may, at its option, either obtain the right to continue using the products or modify them and, in some cases, take back the products with a refund to the customer. To date, no demands have been made by customers seeking indemnification against the Company with respect to intellectual property claims.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - COMMITMENTS, CONTINGENT LIABILITIES (continued):

(ii)	Litigation:

In June 2012, charges were filed in the Seoul Central District Court of the Republic of Korea against the Korean subsidiary of the Company and six employees thereof related to the alleged acquisition and misuse of confidential information of certain of the Company’s significant customers in violation of the Korean Act on Prevention of Divulgence and Protection of Industrial Technology (the “ITA”) and the Criminal Code of Korea (the “CC”). The charges include (1) the unlawful acquisition of certain industrial trade secrets related to the production of active matrix organic light-emitting diode panels of Samsung Mobile Display Co., Ltd. and LG Display Co. Ltd., customers of the Company’s Korean subsidiary (the “Customer Technology”), (2) unlawful use of the Customer Technology by sharing and preparing certain presentation materials, (3) unlawful divulgence of the Customer Technology to other employees of the Company inside and outside of Korea, (4) breach of trust in office by acquiring and divulging the Customer Technology without the customer’s permission for financial gain, and (5) the Korean subsidiary’s vicarious liability for the conduct of its employees. In December 2013, Orbotech Ltd.’s Korean subsidiary and five of its Korean employees were acquitted by the above court on all charges, and one Korean employee was found guilty of certain legal violations and received a criminal fine of approximately $10,000. Following such acquittal, the prosecutor filed a notice of appeal with respect to all aspects of the decision issued by the court. The prosecutor is appealing the court’s decision with respect to all the defendants on the grounds that the court’s decision contains errors of fact, errors of law and an unjust sentence. The employee of Orbotech’s Korean subsidiary who was found guilty of certain legal violations and who received a criminal fine has also filed a notice of appeal of the Court’s decision issued in respect of him.

The Company recorded income of $1.6 and an expense of $4.0 million, which is net of $4.9 and $1.6 million insurance reimbursement, in 2013 and 2012, respectively, in connection with the ongoing Korean litigation, which are recorded in selling, general and administrative expenses, and expects to continue to incur fees and expenses associated therewith. The Company’s Korean subsidiary continues to co-operate with the Korean authorities in this matter. The Company is unable to predict the outcome or what additional actions, if any, might be taken in the future by the Korean authorities as a result of matters related to this proceeding, and the timing and amount of costs associated with the existing and any future matters. However, the ITA and the CC provide that fines of up to 1.50 billion Korean Won (approximately U.S. $1.4 million at the exchange rate of Korean Won 1058 = U.S. $1.00 in effect on December 31, 2013) may be levied on employers based on vicarious liability for convicted employees. These amounts may be paid by the Company under certain circumstances. The Company’s judgment, based on information and assesments provided by its legal advisors, is that since the appeal case is still in its beginning stage, it has not recorded any liability in respect of this matter because the Company is unable to estimate the outcome of this matter. The Company and its Korean subsidiary may also become subject to civil actions brought by third parties, including the Company’s customers, which may result in monetary judgments, settlements or loss of business or which may require the Company to change its business model.

From time to time, the Company is involved in other claims and legal and administrative proceedings that arise in the ordinary course of business. Based on currently available information, the Company does not believe that the ultimate outcome of any such unresolved matters, individually or in the aggregate, is likely to have a material adverse effect on the Company’s financial position or results of operations. However, litigation and administrative

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - COMMITMENTS, CONTINGENT LIABILITIES (continued):

proceedings are subject to inherent uncertainties and the Company’s view of these matters, including settlement thereof, may change in the future. An unfavorable outcome or settlement may have a material adverse impact on the Company’s financial position and results of operations for the period in which it occurs, and potentially in future periods.

c.	Restrictions on the Company’s assets

The Company has Negative Pledges in favor of certain banks, see Note 6.

NOTE 9 - SHAREHOLDERS’ EQUITY:

a.	Outstanding shares; trading market

At December 31, 2013, a total of 41,764,240 Ordinary Shares were outstanding. This does not include a total of 4,439,687 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by the Company, of which: (a) 1,993,918 were owned by Orbotech Ltd. as dormant shares under Israeli law and, for so long as they are owned by Orbotech Ltd., confer no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company; and (b) 2,445,769 were owned by one or more subsidiaries of Orbotech Ltd. and, for so long as they are owned by a subsidiary of Orbotech Ltd., confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

On May 31, 2011, the Company completed a public offering of 7,705,000 Ordinary Shares (the “Offering”) at a public offering price of $12.50 per Ordinary Share. The gross proceeds from the Offering before the underwriting discount and other Offering expenses were approximately $96.3 million.

On November 5, 2012, the Board of Directors approved, and the Company publicly announced, the allocation of $30 million for the repurchase of Ordinary Shares. This repurchase program terminated on December 31, 2013, as of which date a total of 2,445,769 Ordinary Shares had been repurchased under the program for approximately $27.7 million, at an average purchase price of $11.33 per share.

The Ordinary Shares are traded in the United States on the Nasdaq Global Select Market under the symbol ORBK.

b.	Equity remuneration plans:

(i)	Description of plans

The Company, through its board of directors (the “Board”) and, subject to Israeli company law, the remuneration committee of the Board (the “Remuneration Committee”), currently administers the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”) and the 2010 Equity-Based Incentive Plan (the “2010 Plan”), both of which were adopted with Orbotech shareholder approval; as well as two equity remuneration plans which were adopted or assumed by PDI prior to its acquisition by the Company on October 2, 2008 (the “PDI Closing Date”), and were assumed by the Company in connection with that acquisition. These plans are discussed in further detail below.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS’ EQUITY (continued):

(A)	The 2000 Plan

The 2000 Plan is intended to provide incentives to employees, officers, directors and/or consultants of the Company, other companies, partnerships or entities in Israel in which the Company holds, directly or indirectly, at least a 50% equity interest and/or the Company’s subsidiary entities and their respective subsidiary entities outside Israel, by providing them with the opportunity to purchase or receive shares of the Company.

Equity awards under the 2000 Plan are issuable in the form of restricted shares (which are Ordinary Shares awarded subject to certain transfer restrictions, forfeiture conditions and/or other terms and conditions) or as options to purchase Ordinary Shares, either within or outside the context of Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”), in the form of incentive stock options that qualify for favorable tax treatment under United States tax law or ‘nonqualified’ stock options, or otherwise. The 2000 Plan will expire on June 4, 2015, except as to equity awards outstanding on that date.

At December 31, 2013, under the 2000 Plan, options to purchase a total of 3,421,951 Ordinary Shares (of which 2,197,306 had vested) remained outstanding, a total of 287,801 restricted shares that had been granted (of which 284,575 had vested) remained beneficially held by the grantees, and 173,208 Ordinary Shares remained available for future equity awards.

(B)	The 2010 Plan

On July 15, 2010, the Board adopted, and the Company’s shareholders subsequently approved, the 2010 Plan. The 2010 Plan is intended to assist the Company in attracting, retaining, motivating and rewarding employees, officers, directors and/or consultants of the Company and/or companies, partnerships or other entities and their respective subsidiary companies, partnerships or entities inside or outside of Israel in which the Company holds, directly or indirectly, at least a 50% equity interest, by providing them with equity-based incentives.

The 2010 Plan: (i) provides only for the awarding of restricted shares and restricted share units (“RSU“s) (which are awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property in accordance with certain terms and conditions), either within or outside the context of Section 102 of the Tax Ordinance, and does not provide for the awarding of options to purchase Ordinary Shares; (ii) introduces performance-based equity awards to the Company’s equity program and provides that an aggregate of 250,000 or more of the Ordinary Shares subject to awards made under the 2010 Plan are to be subject to performance-based criteria to be established by the Board (but which shall be linked to the Company’s profitability); (iii) provides that if any award granted under the 2010 Plan expires, terminates or is forfeited or cancelled, settled in cash, or otherwise terminates for any reason without a delivery to the participant of the full number of Ordinary Shares to which the award related, the Ordinary Shares under such award which were not so delivered shall again be available for the purposes of the 2010 Plan; but that Ordinary Shares not delivered pursuant to performance-based restricted shares or RSUs which expire, terminate or are forfeited or lapse solely because the performance goals with respect thereto were not attained will not again be available for purposes of the 2010 Plan; and (iv) provides that if the employment or services of a grantee of restricted shares or RSUs with or to the Company is or are terminated prior to the full vesting of, and lapsing of

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS’ EQUITY (continued):

forfeiture provisions on, such award for any reason, the restricted shares or RSUs held by such participant that have not theretofore vested and on which the forfeiture provisions have not theretofore lapsed shall immediately be forfeited upon the earlier of such termination or notice of termination irrespective of the effective date of such termination (unless the applicable agreement provides otherwise). The Company’s general policy is to settle RSUs granted under the 2010 Plan through the issuance of Ordinary Shares rather than in cash, other securities, other awards under the 2010 Plan or other property. The 2010 Plan will terminate on July 14, 2020 (except as to awards outstanding on that date).

At December 31, 2013, under the 2010 Plan: (i) 345,151 non-performance-based RSUs and 134,425 performance-based RSUs were outstanding; (ii) no Restricted Shares had been awarded; and (iii) 267,678 Ordinary Shares remained available for future equity awards.

(C)	PDI equity remuneration plans

On the PDI Closing Date, the Company assumed all of the equity remuneration plans which had previously been adopted or assumed by PDI and under which equity awards were outstanding immediately prior to the PDI Closing Date (collectively, the “PDI Equity Remuneration Plans”).

At December 31, 2013, under the PDI Equity Remuneration Plans collectively, options to purchase a total of 66,090 Ordinary Shares (all of which had vested) remained outstanding.

(ii)	General

The exercise price of options awarded under the 2000 Plan may not be less than 100% of the fair market value of the Ordinary Shares on the date of grant.

Generally, awards under the Company’s equity remuneration plans (other than: (i) awards to directors; and (ii) awards under the PDI Equity Remuneration Plans) vest or are settled as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years. Options generally expire seven years from the date of grant. Upon resignation by a grantee, options to the extent unexercised, and restricted share awards to the extent that the applicable restrictions have not lapsed and unvested RSUs, held by the grantee generally expire or are forfeited on the earlier of the date of notice of resignation and the date of termination of employment or services.

In any other case in which a grantee ceases to be an employee of, or consultant to, the Company (e.g., dismissal or departure by mutual agreement): (i) the vesting of all such equity awards ceases immediately upon notice; and (ii) unless the notice provides, or the Company and grantee agree, otherwise, the grantee may exercise awards, to the extent vested at the time of notice, until the termination of his or her employment or services. Ordinary Shares subject to equity awards granted under the 2000 Plan become available for future equity awards under the 2000 Plan upon the expiration, termination, forfeiture or cancellation of such equity awards. Ordinary Shares subject to equity awards granted under the 2010 Plan become available for purposes of future equity awards under the 2010 Plan upon the expiration, termination, forfeiture or lapse of such equity awards unless such expiration, termination, forfeiture or lapse occurred solely because the performance goals with respect thereto were not attained, in which case the Ordinary Shares subject to such equity awards do not again become available for purposes of the 2010 Plan. Ordinary Shares issued upon the exercise of options or in settlement of RSUs, and restricted shares (other than certain limitations on their transferability), have the same rights as other Ordinary Shares, immediately upon allotment.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS’ EQUITY (continued):

Equity awards (including both options and RSUs) under the PDI Equity Remuneration Plans usually expire upon termination of the grantee’s continuous service; however, in most cases optionees will, for a period of three months from the date of termination of continuous service, be entitled to exercise options to the extent that they had vested on the date of termination of continuous service.

Certain equity awards held by certain officers of the Company are subject to immediate vesting in the event of death or a change in control of the Company.

(iii)	Taxation

As a result of an election made by the Company under Section 102 of the Tax Ordinance, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to the employee as capital gains to the grantees, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee.

(iv)	Equity awards data:

(A)	Overview

At December 31, 2013, under all of the Company’s equity remuneration plans (including the PDI Equity Remuneration Plans), equity awards (comprised of share options, restricted shares and RSUs) with respect to a total of 4,255,418 Ordinary Shares were outstanding (of which 2,547,971 had vested) and 440,886 Ordinary Shares remained available for future equity awards.

The compensation cost charged against income for the Company’s equity remuneration plans during 2013, 2012 and 2011 was $3.0 million, $2.9 million and $3.6 million respectively, without any reduction in income taxes.

(B)	Valuation assumptions

The fair value of each option granted is estimated using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company’s shares. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding based on historical behavior of grantees. The risk-free rate for periods within the contractual life of the option is based on the United States Treasury yield curve in effect at the time of grant. Dividend yield has been assumed to be zero.

The fair value of each restricted share or RSU awarded is determined based on the market price of the Ordinary Shares on the date of grant.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS’ EQUITY (continued):

(C)	Employee equity awards:

1.	Options

	Year ended December 31, 2013
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	3,789,430	10.73
Changes during year:
Granted (1)	605,359	10.91
Re-designated (2)	(2,000)	10.75
Exercised	(462,802)	7.06
Forfeited or expired	(506,421)	16.76

Outstanding at end of year	3,423,566	10.36	3.54	12,573

Exercisable at end of year	2,222,296	10.51	2.29	8,453

(1)	Including options to purchase a total of 40,509 Ordinary Shares awarded to directors of the Company, at an exercise price of $12.11 per share.
(2)	Pursuant to changes in status of grantees from ‘employee’ to ‘non-employee’ of the Company (or vice versa) during the reporting period.

The aggregate intrinsic value represents the total pretax capital gain that would have been received by the holders of all ‘in-the-money’ options had they exercised all such options and sold the underlying shares at the closing price of the Ordinary Shares on December 31, 2013 (which was $13.52).

The weighted average grant date fair value of employee options granted during the years ended December 31, 2013, 2012 and 2011 was $3.67, $3.15 and $3.83, respectively. The total intrinsic value of employee options exercised during the years ended December 31, 2013, 2012 and 2011 was $2.4 million, $0.8 million and $2.5 million, respectively.

2.	Restricted shares

	Year ended December 31, 2013
	Number	Weighted average grant date fair value ($)
Non-vested at beginning of year	10,081	10.29
Changes during year:
Awarded (*)	1,976	12.11
Vested	(8,206)	11.00
Forfeited	(625)	10.50

Non-vested at end of year	3,226	11.49

(*)	To one director of the Company.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS’ EQUITY (continued):

The weighted average grant date fair value of employee restricted shares awarded during the years ended December 31, 2012 and 2011 was $9.40 and $12.48, respectively.

The total fair value of employee restricted shares vested during the years ended December 31, 2013, 2012 and 2011 was $0.1 million, $0.6 million and $0.9 million, respectively.

3.	RSUs

	Year ended December 31, 2013
	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	516,716	9.57
Changes during year:
Awarded	164,404	11.95
Vested	(95,126)	10.43
Re-designated (1)	(600)	10.21
Forfeited	(113,251)	9.95

Outstanding at end of year	472,143	10.11

(1)	Pursuant to changes in status of grantees from ‘employee’ to ‘non-employee’ of the Company (or vice versa) during the reporting period.

The weighted average grant date fair value of employee RSUs awarded during the years ended December 31, 2012 and 2011 was $8.61 and $10.43, respectively.

The total intrinsic value of employee RSUs vested during the year ended December 31, 2013, 2012 and 2011 was $1.0 million, $1.5 million and $1.9 million, respectively.

4.	Black-Scholes data

In calculating the fair value of options granted to employees under share-based remuneration arrangements during 2013, 2012 and 2011, the Company used the following assumptions: dividend yield of 0% and expected life of 4.5 years in each year; expected volatility of: 2013 - 34.2%, 2012 - 42.6% and 2011 - 43.2% ; and risk-free interest rate of 1.5% for the three years ended December 31, 2013.

5.	Unrecognized compensation expense

At December 31, 2013, there was $2.6 million of total unrecognized compensation cost related to non-vested employee options, $2.3 million of total unrecognized compensation cost related to non-vested employee RSUs and $0.8 million unrecognized compensation cost related to non-vested employee restricted shares, granted under the Company’s equity remuneration plans. That cost is generally expected to be recognized over a period of four years.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS’ EQUITY (continued):

(D)	Non-employee equity awards:

1.	Options

	Year ended December 31, 2013
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	75,098	12.03
Changes during year:
Granted	6,375	11.93
Re-designated (1)	2,000	10.75
Exercised	(8,700)	5.25
Forfeited or expired	(10,298)	17.70

Outstanding at end of year	64,475	12.00	3.52	161

Exercisable at end of year	41,100	12.94	2.38	86

(1)	Pursuant to changes in status of grantees from ‘employee’ to ‘non-employee’ of the Company (or vice versa) during the reporting period.

The weighted average grant date fair value of non-employee options granted during the years ended December 31, 2013, 2012 and 2011 was $6.25, $3.54 and $4.06, respectively. The total intrinsic value of non-employee options exercised during the years ended December 31, 2013, 2012 and 2011 was $50,800, $27,300 and zero, respectively.

2.	Restricted shares

No restricted shares were shares were awarded to non-employees during the years ended December 31, 2013, 2012 and 2011. No restricted shares held by non-employees vested during the year ended December 31, 2013.

The total fair value of non-employee restricted shares vested during the years ended December 31, 2012 and 2011 was $4,000 and $9,000, respectively.

3.	RSUs

	Year ended December 31, 2013
	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	7,500	9.48
Changes during year:
Awarded	2,100	11.93
Re-designated	600	10.21
Vested	(1,834)	10.36
Forfeited	(933)	10.21

Outstanding at end of year	7,433	9.89

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS’ EQUITY (continued):

The weighted average grant date fair value of non-employee RSUs awarded during the year ended December 31, 2012 and 2011 was $8.49 and $10.21, respectively.

1,000 and zero non-employee RSUs vested during the years ended December 31, 2012 and 2011, respectively.

4.	Black-Scholes data

In calculating the fair value of options granted to non-employees under share-based remuneration arrangements during 2013, 2012 and 2011, the Company used the following assumptions: dividend yield of 0% and expected life of 7 years in each year; expected volatility of: 2013 - 38.7%, 2012 - 38.1 % and 2011 - 37.6%; and risk-free interest rate of 1.5% for the three years ended December 31, 2013.

5.	Unrecognized compensation expense

At December 31, 2013, there was $0.1 million of total unrecognized compensation cost related to non-vested non-employee options and non-employee restricted shares.

c.	Dividends

The distribution of cash dividends out of all the retained earnings of the Company (approximately $269 million as of December 31, 2013) would subject the Company to a 15%-25% tax on the amount distributed, thereby effectively reducing the dividend distribution by the amount of the tax.

In the event that cash dividends are declared by the Company, such dividends could be declared and paid in Israeli currency.

NOTE 10 - TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959

Most of the production facilities of the Company and its Israeli subsidiaries have been granted ‘approved enterprise’ ‘benefiting enterprise’ or ‘preferred enterprise’ status under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). The main benefit arising from such status is the reduction in tax rates on income derived from ‘approved enterprises’ ‘benefiting enterprise’ or ‘preferred enterprise’.

In April 2005, substantive amendments to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits. These amendments do not generally apply to investment programs approved prior to January 1, 2005. Under the law as amended, eligible investment programs of the type in which the Company participated prior to the amendment were eligible to qualify for substantially similar benefits as a ‘Benefiting Enterprise’ subject to meeting certain criteria (replacing the previous terminology of ‘Approved Enterprise’, which required pre-approval from the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel). As a result of these amendments, tax-exempt income generated under the provisions of the amended law will, if distributed upon liquidation or if paid to a shareholder for the purchase of his or her shares, be deemed distributed as a dividend and will subject the Company to taxes.

Since the Company is a ‘foreign investors’ company’ as defined by the Investment Law, it is entitled to a ten-year period of benefits (instead of a seven-year period).

Income derived from approved and benefited enterprises is tax exempt for a period of two years out of the ten-year period of benefits. Based on the percentage of foreign shareholding in the Company,

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - TAXES ON INCOME (continued):

income derived during the remaining eight years of benefits is taxable at the rate of 10%-25%. The period of benefits relating to the ‘benefited enterprises’ expires in phases through 2022.

The tax benefits in respect of part of the production facilities of the Company have expired.

In the event of distribution of cash dividends from income which was tax exempt as above, the Company would have to pay the 10%-25% tax in respect of the amount distributed.

The entitlement to the above benefits is conditional upon the Company and its Israeli subsidiaries fulfilling the conditions stipulated by the Investment Law and regulations published thereunder.

Additional amendments to the Investment Law became effective in January 2011 and were further amended in August 2013 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 15% during 2011-2012, 12.5% in 2013 and 16% thereafter. Dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), while dividends distributed from Preferred Income would be subject to a 20% tax, commencing 2014 (or lower, if so provided under an applicable tax treaty), which both would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from Preferred Income.

b.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company and its Israeli subsidiaries are ‘industrial companies’ as defined by this law and as such are entitled to certain tax benefits, consisting mainly of accelerated depreciation and amortization of patents and certain other intangible property.

c.	Other applicable tax rates:

(i)	Income from other sources in Israel

Income not eligible for benefits under the Investment Law mentioned in a. above is taxed at the corporate tax rate of 24% in 2011 25% in 2012 and 2013 and 26.5% thereafter.

(ii)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be liable to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. The Company’s management has determined not to distribute any amounts of its undistributed income as a dividend if such distribution would result in a tax liability. The Company intends to reinvest the amount of such profits; accordingly, no deferred income taxes have been provided for.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - TAXES ON INCOME (continued):

d.	Carryforward tax losses

Carryforward tax losses totaled approximately $209.4 million at December 31, 2013, of which $83.4 million have no expiration date. As of December 31, 2013, a U.S. subsidiary had a federal net operating tax loss carryforward of approximately $122 million, which is included in the above $209.4 million amount of the carryforward tax losses. The federal operating losses carryforward can be offset against taxable income for 15-20 years and expires from 2017-2027. The Company believes that, as a result of having undergone an ownership change within the meaning of Section 382 of the Internal Revenue Code, its ability to use its net operating loss carryforwards and other tax attributes to offset future U.S. taxable income, and thereby reduce its tax liability, is limited.

As of December 31, 2013 and 2012, valuation allowance in the amount of approximately $43.9 million and $48. 4 million, respectively, has been recorded in respect of deferred tax assets relating to these losses.

Carryforward capital losses for tax purposes totaled approximately $21.0 million at December 31, 2013. Such losses have no expiration date.

e.	Deferred income taxes

Provided in respect of the following:

	December 31
	2013	2012
	$ in thousands
Provision for vacation pay	682	553
Accrued severance pay	3,365	3,513
Carryforward tax losses	63,276	66,120
Research and development costs	5,438	5,415
Taxes on undistributed income of Israeli subsidiary	(2,406)	(2,236)
Intangible assets	(4,160)	(5,777)
Other	2,851	3,267

	69,046	70,855
Less - valuation allowance *	48,228	51,595

	20,818	19,260

*	The changes in the valuation allowance are comprised as follows:

	Year ended December 31
	2013	2012	2011
	$ in thousands
Balance at beginning of year	51,595	26,068	21,744
Additions (reductions) during the year	(3,367)	25,527	4,324

Balance at end of year	48,228	51,595	26,068

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - TAXES ON INCOME (continued):

Deferred taxes are included in the balance sheets as follows:

	December 31
	2013	2012
	$ in thousands
Assets:
Current deferred income taxes	8,094	7,862
Non-current deferred income taxes	15,130	13,634

	23,224	21,496

Liability-
Non-current deferred income taxes	2,406	2,236

	20,818	19,260

Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount. The amount of the deferred tax asset, however, could be reduced in the near term if estimates of future taxable income are reduced.

The deferred taxes are computed for the Company and its Israeli subsidiaries at tax rates ranging from 11% to 25%. For non-Israeli subsidiaries, the deferred taxes are computed at applicable tax rates, ranging from 16.5% to 38%.

As stated in a. above, part of the Company’s income is tax-exempt due to the approved enterprise status granted to most of the Company’s production facilities. The Company has decided to permanently reinvest the amount of the tax-exempt income and not to distribute such income as cash dividends. Accordingly, no deferred income taxes have been provided in respect of such tax-exempt income.

The amount of tax that would have been payable had such exempt income earned through December 31, 2013 been distributed as dividends is approximately $32.5 million.

f.	Taxes on income included in the income statements

As follows:

	Year ended December 31
	2013	2012	2011
	$ in thousands
Current:
Israeli	(78)	578	(275)
Non-Israeli	8,563	5,318	5,369

	8,485	5,896	5,094

Deferred:
Israeli	255	(4,985)	3,110
Non-Israeli	(1,813)	(455)	(527)

	(1,558)	(5,440)	2,583

Total income taxes expense	6,927	456	7,677

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - TAXES ON INCOME (continued):

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual tax expense:

	Year ended December 31
	2013	2012	2011
	$ in thousands
Income (loss) from continuing operations before taxes on income *	46,340	(45,916)	53,510

Theoretical tax expense (benefit) on the above amount	11,585	(11,479)	12,842
Less - tax benefits arising from approved enterprises	(1,365)	(2,495)	(4,731)

	10,220	(13,974)	8,111
Increase (decrease) in taxes resulting from:
Different tax rates applicable to non-Israeli subsidiaries	(199)	(9,141)	(4,064)
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purpose-net	(443)	(173)	3,969
Deferred taxes on losses for which valuation allowance was provided		(1,529)	(4,532)
Other	716	(254)	(131)
Net change in valuation allowance	(3,367)	25,527	4,324

Actual tax expense	6,927	456	7,677

* As follows:
Taxable in Israel	4,390	(3,885)	19,332
Taxable outside Israel	41,950	(42,031)	34,178

	46,340	(45,916)	53,510

g.	Tax assessments

The Company files income tax returns in multiple jurisdictions having varying statutes of limitations. For the various tax years through 2008, the Company and most of its subsidiaries have either received final tax assessments or the applicable statute of limitations rules have become effective. Open tax years in the following major jurisdictions are: Israel - 2010 and onwards; Hong Kong - 2007 and onwards; United States and Japan - 2008 and onwards.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - TAXES ON INCOME (continued):

h.	Uncertain tax positions

Following is a roll-forward of the total amounts of the Company’s unrecognized tax benefits at the beginning and the end of the years ending on December 31, 2013, 2012 and 2011 (not including interest or penalties):

	Year ended December 31
	2013	2012	2011
	$ in thousands
Balance at beginning of year	19,016	18,301	17,243
Increases in unrecognized tax benefits as a result of tax positions taken during the year	2,376	1,821	4,269
Decrease in unrecognized tax benefits as a result of tax positions taken during a prior year	(869)	(121)	(1,582)
Decreases in unrecognized tax benefits as a result of statute of limitations expirations and tax audits	(890)	(985)	(1,629)

Balance at end of year	19,633 *	19,016 *	18,301 *

*	Of which $3,274,000 at December 31, 2013, $3,348,000 at December 31, 2012 and $2,930,000 at December 31, 2011 are classified as short term liabilities.

As of December 31, 2013, the entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

In the years ended December 31, 2013, 2012 and 2011, the Company recorded net interest and penalties expenses for uncertain tax positions in the amounts of $(0.9) million, $0.2 million and $0.6 million respectively, included in income tax expense in the statements of operations. As of December 31, 2013 and 2012, the amounts of interest and penalties accrued on the balance sheet related to unrecognized tax benefits were approximately $0.9 million and $1.8 million, respectively, which is included within income tax accruals, on the balance sheets.

NOTE 11 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates. The Company uses financial instruments and derivatives to hedge its balance sheet exposures as well as certain future cash flows in connection with payroll and related expenses and anticipated probable transactions which are expected to be denominated in non-Dollar currencies.

The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli, European and United States banks, the Company does not expect any counterparties to fail to meet their obligations. The Company does not require or place collateral with respect to these financial instruments. The Company does not hold or issue derivatives for trading purposes.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

b.	Derivative instruments

As stated in Note 1s, the Company enters into various types of foreign exchange derivatives in managing its foreign exchange risks. The notional amounts of these derivatives as of December 31, 2013 were as follows:

$ in millions
Forward exchange and options for conversion of:
Euros into Dollars	11.0

Japanese Yen into Dollars	51.6

Dollars into NIS	32.0

Korean Won into Dollars	19.7

Chinese Yuan into Dollars	14.9

Taiwan Dollars into Dollars	39.4

The terms of all of these currency derivatives are less than one year.

The following table summarizes activity in accumulated other comprehensive income (loss) related to derivatives classified as foreign currency cash flow hedges held by the Company during the reported years:

	Year ended December 31
	2013	2012	2011
	$ in thousands
Balance at beginning of year	628	(600)	581
Unrealized gains (losses) from derivatives	1,640	498	(267)
Reclassifications into earnings from other comprehensive income (loss):
included in revenues	(645)	(708)	(48)
included in various statements of operations items	(1,211)	1,303	(757)
Tax effect	(3)	135	(109)

Balance at end of year	409	628	(600)

c.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually close or identical to their carrying amounts. The fair value of non-current trade receivables and long-term liabilities also approximates the carrying amounts, since they bear interest at rates close to prevailing market rates.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2013 and 2012, consistent with the fair value hierarchy provisions of the applicable accounting rules:

	Level 2	Total
December 31, 2013:
Assets:
Derivative assets designated as hedging instruments	361	361

Derivative assets not designated as hedging instruments	958	958

Liabilities -
Derivative liabilities not designated as hedging instruments	131	131

December 31, 2012:
Assets:
Derivative assets designated as hedging instruments	648	648

Derivative assets not designated as hedging instruments	1,690	1,690

Liabilities -
Derivative liabilities not designated as hedging instrument	573	573

1.	Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

2.	Level 2 - Valuations based on quoted prices in markets that are not active but for which all significant inputs are observable, either directly or indirectly. Derivaties, as described in b. above, are of value primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies and the Company therefore has the ability to perform an independent verification to validate the quotation obtained.

3.	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. These estimated fair values are subject to uncertainties that are difficult to predict.

NOTE 12 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.	Cash and cash equivalents

Substantially all of the Company’s cash and cash equivalents bear interest. The annual interest rates as of December 31, 2013 ranged up to 1.31%.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

b.	Marketable securities:

The amortized cost basis, aggregate fair value and unrealized holding gains and losses by major security type were as follows:

	December 31,				December 31,
	2013				2012
	Amortized cost	Aggregate fair value (1)	Unrealized Gains (1)	Unrealized losses	Amortized cost	Aggregate fair value (1)	Unrealized Gains (1)	Unrealized losses
	$ in thousands
Government and corporate debentures:
Classified as short term	5,265	5,279	27	(13)	2,238	2,221		(17)
Classified as long term *	13,106	12,949	24	(181)	12,788	12,831	97	(54)

	18,371	18,228	51	(194)	15,026	15,052	97	(71)

* Matured in less than 5 years

(1)	Marketable securities are valued based on quoted market prices in active markets (level 1). Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

c.	Accounts receivable:

(i)	Trade accounts receivable are presented net of an allowance for doubtful accounts, the balance and the changes in the allowance are comprised as follows:

	Year ended December 31
	2013	2012	2011
	$ in thousands
Balance at beginning of year	4,565	4,330	7,545
Increase (decrease) during the year	(93)	1,849	(1,265)
Bad debt written off	(598)	(1,614)	(1,950)

Balance at end of year	3,874	4,565	4,330

		December 31
		2013	2012
		$ in thousands
(ii) Other:
Employees		1,360	1,360
Prepaid expenses		14,122	12,832
Deposits in respect of rent and other		3,221	4,042
Israeli Government departments and agencies (mainly value added tax refundable		5,591	1,717
Advance payments to suppliers		5,299	1,725
Derivative assets		1,319	2,338
Sundry		634	5,822

		31,546	29,836

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

d.	Accounts payable and accruals - other

	December 31
	2013	2012
	$ in thousands
Employees and employee institutions	23,812	15,078
Government departments and agencies	9,903	7,238
Provision for restructuring		1,396
Derivative liabilities	131	573
Accrued expenses	18,942	22,337	*
Sundry	2,694	2,262

	55,482	48,884

*	Includes a provision of $3,273,000 for non cancelable commitments included in the write- down of inventories of $14,255,000.

e.	Deferred income

	December 31
	2013	2012
	$ in thousands
Deferred income relating to warranty commitments(*)	21,408	15,588
Deferred income	3,446	1,800

	24,854	17,388

*	The changes in deferred revenues relating to warranty commitments:

	Year ended December 31
	2013	2012
	$ in thousands
Balance at beginning of year	15,588	24,110
Revenue recognized during the year	(21,173)	(29,608)
Deferred revenue relating to new sales	26,993	21,086

Balance at end of year	21,408	15,588

f.	Accumulated other comprehensive income (loss)

	December 31
	2013	2012	2011
	$ in thousands
Accumulated gain (loss) in respect of derivative instruments designated for cash flows hedge, net of tax	409	628	(600)
Accumulated currency translation adjustment			(860)

	409	628	(1,460)

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SELECTED STATEMENT OF OPERATIONS DATA:

a.	Segment and geographical information:

(i)	Reportable segments:

(A)	General

During the reporting period the Company made the following changes in its segment reporting: (a) in accordance with the changes in its presentation of Frontline (as to which, see Note 2a(ii)), the Company presents the results of Frontline as an equity investee, with retrospective effect; and (b) the Company designated its solar energy activities as a reportable segment and no longer classifies any activities under “Other”.

The Company’s three reportable segments are as follows:

1.	Production Solutions for the Electronics Industry - this comprises the design, development, manufacture, marketing and service of yield-enhancing and production solutions for the supply chain of the electronics industry. The Company’s products in this segment include AOI, AOR, imaging, laser drilling and pre-production systems used in the manufacture of PCBs and other electronic components and AOI, test, repair and yield management systems used in the manufacture of FPDs. The Company also markets CAM and engineering solutions for PCB production. The Company aggregates two operating segments into this reportable segment based on the similarity of their long-term economic characteristics, products and services, production processes, classes of customers, methods of distribution and inter dependence.

2.	Recognition Software - this comprises the development and marketing of check processing and healthcare revenue cycle management solutions to banks, financial and other payment processing institutions by Orbograph.

3.	Solar Energy - this comprises the design, development, manufacture and marketing of solar photovoltaic energy systems that produce electricity directly from sunlight.

(B)	Information on revenues and assets of the reportable segments:

1.	Measurement of revenues and assets of the reportable segments:

The measurement of revenues and assets of the reportable segments is based on the same accounting principles applied in these financial statements.

Segment income or loss reflects the income or loss from continuing operations of the segment and does not include financial expenses - net, equity losses, taxes on income or loss from discontinued operations since those items are not allocated to the segments. Segment assets do not include deferred tax assets or equity method investee balances.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

2.	Financial data relating to reportable segments:

	Production solutions for the electronics industry	Recognition software	Solar energy	Total
	$ in thousands
Year ended December 31, 2013:
Revenues from unaffiliated customers:
Sales of products	286,506	7,521		294,027
Services rendered	140,280	5,688		145,968

Total revenues	426,786	13,209		439,995

Operating income (loss)	(*)50,954	1,599	(5,022)	47,531

Assets (at end of year)	(*)579,569	26,599	3,492	609,660

Expenditures for segment assets	12,928	50		12,978

Depreciation and amortization	12,953	172	136	13,261

Year ended December 31, 2012:
Revenues from unaffiliated customers:
Sales of products	230,822	8,098		238,920
Services rendered	141,884	6,204		148,088

Total revenues	372,706	14,302		387,008

Operating income (loss)	(*)(39,494)	3,815	(5,117)	(40,796)

Assets (at end of year)	(*)604,931	24,428	1,995	631,354

Expenditures for segment assets	9,425	59		9,484

Depreciation and amortization	17,545	195	179	17,919

Impairment of intangible assets	30,142			30,142

Year ended December 31, 2011:
Revenues from unaffiliated customers:
Sales of products	408,979	6,859		415,838
Services rendered	129,809	5,818		135,627

Total revenues	538,788	12,677		551,465

Operating income (loss)	(*)62,660	2,725	(5,288)	60,097

Assets (at end of year)	(*)708,297	20,608	2,615	731,520

Expenditures for segment assets	7,261	915	158	8,334

Depreciation and amortization	19,605	154	159	19,918

(*)	Including share in net income of Frontline

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

	Year ended December 31
	2013	2012	2011
	$ in thousands
Operating income:
Total operating income of reportable segments	47,531	(40,796)	60,097
Amounts not allocated to segments:
Financial expenses, net	1,191	5,120	6,587

Income (loss) from continuing operations before taxes on income	46,340	(45,916)	53,510

3.	Following is a reconciliation of the assets of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31
	2013	2012	2011
	$ in thousands
Total assets of reportable segments at end of year	609,660	631,354	731,520
Assets not allocated to segments	26,922	22,652	16,900

Consolidated assets at end of year	636,582	654,006	748,420

(ii)	Geographical information:

	Year ended December 31
	2013	2012	2011
	$ in thousands
Revenues - classified by geographical area (based on the location of customers):
Sales of products:
China	129,981	72,096	187,375
Korea	52,485	40,640	69,252
Taiwan	46,150	48,694	50,829
North America (*)	23,877	22,629	32,329
Japan	19,530	24,164	42,360
Europe	7,987	8,323	13,203
Other (**)	14,017	22,374	20,490

Total sales of products	294,027	238,920	415,838

Services rendered:
China	47,323	45,807	36,257
Korea	19,848	22,314	23,602
Taiwan	28,657	26,064	24,212
North America (*)	19,165	18,940	17,417
Japan	14,146	19,713	19,701
Europe	10,618	10,154	10,475
Other (**)	6,211	5,096	3,963

Total services rendered	145,968	148,088	135,627

	439,995	387,008	551,465

(*)	mainly the United States.
(**)	mainly in the Far East.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

(iii)	Property plant and equipment net of accumulated depreciation and amortization by geographical location:

	December 31
	2013	2012	2011
	$ in thousands
Israel	11,018	11,187	10,863
United States	3,354	1,891	5,451
Italy	4,578	4,621	4,661
Germany	5,455	4,621	1,645
Rest of the world	3,310	2,239	3,932

Total	27,715	24,559	26,552

b.	Major customers

No customer accounted for more than 10% of the Company’s revenues during the years ended December 31, 2013, 2012 and 2011.

c.	Cost of revenues:

	Year ended December 31
	2013	2012*	2011*
	$ in thousands
1) Cost of products sold:
Materials and subcontractors	125,043	103,417	195,074
Labor costs	20,753	15,700	22,523
Overhead and other expenses	10,906	10,484	16,670

	156,702	129,601	234,267

2) Cost of services rendered:
Materials consumed	44,088	45,704	36,728
Labor costs	34,117	35,954	32,146
Overhead and other expenses	13,548	22,188	24,574

	91,753	103,846	93,448

*	Excludes write-down of inventories and non-cancelable commitments in the amount of $14,255,000 and $6,743,000 in the years ended December 31, 2012 and 2011, respectively.

d.	Selling, general and administrative expenses

	Year ended December 31
	2013	2012	2011
	$ in thousands
Comprised as follows:
Selling	35,746	43,542	42,297
General and administrative	40,202	29,509	28,192

	75,948	73,051	70,489

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

e.	Restructuring costs

Year ended December 31
2012
$ in thousands
The primary components of the restructuring costs:
Costs relating to workforce reduction	3,885
Other costs, mainly fixed assets impairment	1,178

5,063

During 2012, the Company adopted certain measures designed to realign its infrastructure with current revenue levels and business conditions. These included a reduction in the Company’s worldwide workforce, consolidation of certain Company facilities and other cost-cutting measures, and resulted in a restructuring charge of approximately $5.1 million. As of the December 31, 2013 all related restructuring costs were paid.

f.	Financial expenses - net:

	Year ended December 31
	2013	2012	2011
	$ in thousands
Income:
Interest:
In respect of bank deposits and marketable securities	1,465	3,042	1,834
Other	39	58	83

	1,504	3,100	1,917

Expenses:
Interest:
Bank loan	1,227	3,411	4,710
Costs relating to factoring of letters of credits and promissory notes	71	122	417
Net loss from sale of marketable securities			395
Marketable securities and bonds premium/discount amortization	554	588
Currency translation adjustments		860
Non-Dollar transaction losses - net	168	2,545	2,072
Bank charges and other	675	694	910

	2,695	8,220	8,504

	(1,191)	(5,120)	(6,587)

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

g.	Earnings (loss) per share

Following are data relating to the weighted average number of shares for the purpose of computing earnings (loss) per share:

	Year ended December 31
	2013	2012	2011
	In thousands
Weighted average number of shares issued and outstanding (net of treasury shares) - used in computation of basic earnings (loss) per share	42,571	43,501	39,909
Add - incremental shares from assumed exercise of options	682		907

Weighted average number of shares used in computation of diluted earnings per share	43,253	43,501	40,816

Diluted earnings per share for 2013 and 2011 do not reflect ‘out-of-the-money’ options to purchase respective aggregate amounts of 1,249,444 and 2,861,827 Ordinary Shares, due to their anti-dilutive effect. Diluted earnings per share for 2012 do not reflect ‘in-the-money’ options to purchase an aggregate amount of 570,084 Ordinary shares, due to their anti-dilutive effect.

BOARD OF DIRECTORS

Yochai Richter

Active Chairman of the Board

Dr. Michael Anghel

Yehudit Bronicki

Raanan Cohen

Dan Falk

Avner Hermoni

Dr. Jacob Richter

Eliezer Tokman

Prof. Shimon Ullman

Arie Weisberg

CORPORATE DIRECTORY

Asher Levy

Chief Executive Officer

Amichai Steimberg

President and

Chief Operating Officer

Doron Abramovitch

Corporate Vice President and

Chief Financial Officer

Adrian Auman

Corporate Vice President

Investor Relations and

Special Projects

Michael Havin

Corporate Secretary

HEADQUARTERS

Orbotech Ltd.

Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 8110101, Israel

Tel: 972-8-9423533

Fax: 972-8-9438769

www.orbotech.com

PRINCIPAL SUBSIDIARIES

Orbotech Pacific Ltd.

(Far East)

Tel: 852-28276688

Gaby Waisman

President

Orbotech, Inc.

(U.S.A.)

Tel: 1-978-6676037

Hadar Himmelman

President

Orbotech Japan Ltd.

(Japan)

Tel: 81-3-32801300

Nobuhiro Higashiiriki

Honorary Chairman

Orbotech S.A.

(Europe)

Tel: 32-2-7274811

Hadar Himmelman

President

Orbograph Ltd.

(Israel)

Tel: 972-8-9322257

Avikam Baltsan

Barry Cohen

Co-Presidents

LEGAL COUNSEL

Tulchinsky Stern Marciano Cohen

Levitski & Co. Law Offices

Tel Aviv, Israel

Cravath, Swaine & Moore LLP

New York, New York

INDEPENDENT AUDITORS

Kesselman & Kesselman

Pricewaterhouse Coopers

Tel Aviv, Israel

REGISTRAR & TRANSFER AGENT

American Stock Transfer

& Trust Company

59 Maiden Lane

New York, NY 10038

Tel: 1-212-9365100

Fax: 1-718-2364588

INVESTOR RELATIONS

Adam J. Rosen

Tel: 1-646-536-3865

Eisenberg-Eliash Ltd.

Tel: 972-3-7538868

REPORTS TO THE SEC

The Company files periodic reports with the United States Securities and Exchange Commission. Copies of those reports are available on the Company’s website or may be obtained, upon request, from the Company’s corporate secretary in Israel.

STOCK LISTING

Orbotech’s Ordinary Shares are traded on the NASDAQ Global Select Market under the symbol ORBK.

www.orbotech.com